    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 30, 2004
                                               SECURITIES ACT FILE NO. 333-67701
                                        INVESTMENT COMPANY ACT FILE NO. 811-5898
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------
                                    FORM N-2
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933                     /X/
                            PRE-EFFECTIVE AMENDMENT NO.                      / /
                         POST-EFFECTIVE AMENDMENT NO. 6                      /X/
                                     AND/OR
               REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY
                                    ACT OF 1940                              /X/
                                  AMENDMENT NO. 19                           /X/
                                   ----------
                        MORGAN STANLEY PRIME INCOME TRUST
                        (A MASSACHUSETTS BUSINESS TRUST)
               (EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)
                           1221 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10020
                     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

       REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE: (800) 869-6397
                              AMYR. DOBERMAN, ESQ.
                           1221 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10020
                     (NAME AND ADDRESS OF AGENT FOR SERVICE)
                                    COPY TO:
            CARL FRISCHLING, ESQ.                   STUART M. STRAUSS, ESQ.
     KRAMER LEVIN NAFTALIS & FRANKEL LLP            CLIFFORD CHANCE US LLP
              919 THIRD AVENUE                        31 WEST 52ND STREET
          NEW YORK, NEW YORK 10022                 NEW YORK, NEW YORK 10019
                                   ----------
   APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING: As soon as practicable after the effective date of the registration statement
                                   ----------

     If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment
plan, check the following box                                                / /

     It is proposed that this filing will become effective (check appropriate box)

     /X/ when declared effective pursuant to section 8(c)

     The following boxes should only be included and completed if the registrant is a registered closed-end management investment company or business development company which makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act and is making this filing in accordance with Rule 486 under the Securities Act.

     / / immediately upon filing pursuant to paragraph (b)

     / / on (date) pursuant to paragraph (b)

     / / 60 days after filing pursuant to paragraph (a)

     / / on (date) pursuant to paragraph (a)

     If appropriate, check the following box:

     / / this [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

     / / This form is filed to register an additional securities for an offering pursuant to Rule 462(b) under the Securities Act and the Securities Act registration statement number of the earlier effective registration statement for the same offering is ______.

================================================================================

                        MORGAN STANLEY PRIME INCOME TRUST

                                    FORM N-2

                              CROSS REFERENCE SHEET


PART I ITEM NUMBER                                                  PROSPECTUS CAPTION
------------------                                         ---------------------------------------
 1.  Outside Front Cover                                   Cover

 2.  Cover pages; Other Offering Information               Cover

 3.  Fee Table and Synopsis                                Summary of Trust
                                                             Expenses; Prospectus Summary

 4.  Financial Highlights                                  Financial Highlights

 5.  Plan of Distribution                                  Cover Page; Prospectus Summary

 6.  Selling Shareholders                                  Share Repurchases and Tenders

 7.  Use of Proceeds                                       Investment Objective and Policies

 8.  General Description of Registrant                     The Trust and Its Advisor

 9.  Management                                            Investment Objective and Policies

10.  Capital Stock, Long-Term Debt, and Other
       Securities                                          The Trust and Its Advisor

11.  Defaults and Arrears on Senior Loans                  Risk Factors

12.  Legal Proceedings                                     Not Applicable

13.  Table of Contents of Statements of Additional
       Information                                         Table of Contents of The Statement of
                                                             Additional Information


PART II ITEM NUMBER                                            STATEMENT OF ADDITIONAL INFORMATION CAPTION
-------------------                                        ---------------------------------------------------
14.  Cover Page                                            Cover

15.  Table of Contents                                     Table of Contents

16.  General Information and History                       The Trust and Its Advisor

17.  Investment Objectives and Policies                    Investment Objective and Investment
                                                             Restrictions; Portfolio Transactions; Appendix A

18.  Management                                            Management of the Trust

19.  Control Persons and Principal Holders of
       Securities                                          Control Persons and Principal Holders of
                                                             Securities

20.  Investment Advisory and Other Services                The Trust and Its Advisor; Custodian; Dividend
                                                             Disbursing Agent and Transfer Agent; Legal
                                                             Counsel; Experts

21.  Brokerage Allocation and Other Practices              Portfolio Transactions

22.  Tax Status                                            Taxation

23.  Financial Statements                                  Financial Statements

PROSPECTUS

                                 MORGAN STANLEY
                               PRIME INCOME TRUST


     MORGAN STANLEY PRIME INCOME TRUST (THE "TRUST") IS AN INVESTMENT COMPANY WHICH SEEKS TO PROVIDE A HIGH LEVEL OF CURRENT INCOME CONSISTENT WITH THE PRESERVATION OF CAPITAL. THE TRUST SEEKS TO ACHIEVE ITS OBJECTIVE THROUGH INVESTMENT PRIMARILY IN SENIOR LOANS. SENIOR LOANS ARE LOANS MADE TO CORPORATIONS, PARTNERSHIPS AND OTHER ENTITIES, WHICH HOLD THE MOST SENIOR POSITIONS IN A BORROWER'S CAPITAL STRUCTURE. THE SENIOR LOANS IN WHICH THE TRUST INVESTS ARE SECURED BY COLLATERAL THAT THE INVESTMENT ADVISER BELIEVES TO HAVE A MARKET VALUE AT THE TIME OF THE LOAN THAT EQUALS OR EXCEEDS THE AMOUNT OF THE SENIOR LOAN.


     THE INTEREST RATE ON SENIOR LOANS GENERALLY WILL FLOAT OR RESET AT A SPECIFIED LEVEL ABOVE A GENERALLY RECOGNIZED BASE LENDING RATE SUCH AS THE PRIME RATE OR LIBOR.

     SHARES OF THE TRUST ARE CONTINUOUSLY OFFERED AT A PRICE EQUAL TO THE THEN CURRENT NET ASSET VALUE PER SHARE WITHOUT AN INITIAL SALES CHARGE.

     SHARES ARE NOT REDEEMABLE AND THERE IS NO SECONDARY MARKET FOR THE SHARES. THE BOARD OF TRUSTEES CURRENTLY INTENDS TO CONSIDER THE MAKING OF TENDER OFFERS ON A QUARTERLY BASIS TO REPURCHASE ALL OR A PORTION OF THE SHARES FROM SHAREHOLDERS AT THE THEN CURRENT NET ASSET VALUE PER SHARE. SHARES TENDERED THAT WERE HELD FOR LESS THAN FOUR YEARS ARE GENERALLY SUBJECT TO AN EARLY WITHDRAWAL CHARGE OF UP TO 3% OF THE ORIGINAL PURCHASE PRICE.

     INVESTMENT IN THE TRUST INVOLVES A VARIETY OF RISKS WHICH YOU SHOULD CONSIDER PRIOR TO INVESTMENT. SEE "RISK FACTORS."


     THIS PROSPECTUS SETS FORTH THE INFORMATION YOU SHOULD KNOW BEFORE INVESTING IN THE TRUST. IT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE. ADDITIONAL INFORMATION ABOUT THE TRUST IS CONTAINED IN THE STATEMENT OF ADDITIONAL
INFORMATION, DATED JANUARY    , 2005, WHICH HAS BEEN FILED WITH THE SECURITIES
AND EXCHANGE COMMISSION, AND WHICH IS AVAILABLE AT NO CHARGE UPON REQUEST OF THE TRUST AT THE ADDRESS OR TELEPHONE NUMBERS LISTED ON THIS PAGE. THE STATEMENT OF ADDITIONAL INFORMATION IS INCORPORATED HEREIN BY REFERENCE.

     MORGAN STANLEY INVESTMENT ADVISORS INC. IS THE INVESTMENT ADVISER TO THE TRUST. THE ADDRESS OF THE TRUST IS 1221 AVENUE OF THE AMERICAS, NEW YORK, NEW YORK 10020. THE TRUST'S TELEPHONE NUMBER IS (800) 869-NEWS. YOU SHOULD READ THIS PROSPECTUS CAREFULLY BEFORE INVESTING.


           THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED ON THE ADEQUACY OF THIS PROSPECTUS. ANY
              REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                         PRICE TO                                  PROCEEDS TO
                        PUBLIC (1)         SALES LOAD (1)         THE TRUST (2)
--------------------------------------------------------------------------------
PER SHARE                 $                    NONE                   $
TOTAL (2)                 $                    NONE                   $


                                           (SEE FOOTNOTES ON INSIDE FRONT COVER)

                        MORGAN STANLEY DISTRIBUTORS INC.


JANUARY   , 2005

(FOOTNOTES TO TABLE ON FRONT COVER)


(1)  THE SHARES ARE OFFERED ON A BEST EFFORTS BASIS AT A PRICE EQUAL TO THE NET
     ASSET VALUE PER SHARE WHICH AS OF THE DATE OF THE PROSPECTUS IS $    .

(2)  ASSUMING ALL SHARES CURRENTLY REGISTERED ARE SOLD PURSUANT TO THIS
     CONTINUOUS OFFERING AT A PRICE OF $     PER SHARE. THE TRUST COMMENCED
     OPERATIONS ON NOVEMBER 30, 1989, FOLLOWING COMPLETION OF A FIRM COMMITMENT UNDERWRITING FOR 10,921,751 SHARES, WITH NET PROCEEDS TO THE TRUST OF $109,217,510. THE TRUST COMMENCED THE CONTINUOUS OFFERING OF ITS SHARES ON DECEMBER 4, 1989.


     NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE TRUST OR THE PRINCIPAL UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION.

                                TABLE OF CONTENTS


                                                                            PAGE
                                                                            ----
Summary of Trust Expenses                                                      3
Prospectus Summary                                                             4
Financial Highlights                                                           8
The Trust and its Advisor                                                      9
Investment Objective and Policies                                              9
Risk Factors                                                                  13
Investment Practices                                                          16
Investment Advisory Agreement                                                 19
Administrator and Administration Agreement                                    21
Share Repurchases and Tenders                                                 22
Purchase of Shares                                                            24
Description of Shares                                                         25
Dividends and Distributions                                                   27
Tax Consequences                                                              27
Legal Counsel                                                                 28
Custodian, Dividend Disbursing and Transfer Agent                             28
Experts                                                                       28
Additional Information                                                        28
Table of Contents of the Statement of Additional Information                  30
Appendix A (Hedging Transactions)                                             31

SUMMARY OF TRUST EXPENSES


     The expenses and fees set forth in the table are for the fiscal year ended September 30, 2004.


         SHAREHOLDER TRANSACTION EXPENSES
         Sales Load Imposed on Purchases                               None
         Sales Load Imposed on Reinvested Dividends                    None
         Early Withdrawal Charge                                        3.0%
         An early withdrawal charge is imposed on tenders
          at the following declining rates:


                                                                  EARLY WITHDRAWAL
            YEAR AFTER PURCHASE                                        CHARGE
            -------------------                                        ------
            First                                                       3.0%
            Second                                                      2.5%
            Third                                                       2.0%
            Fourth                                                      1.0%
            Fifth and thereafter                                       None

         ANNUAL EXPENSES (AS A PERCENTAGE OF NET ASSETS)

         Investment Advisory Fees                                      0.87%
         Interest Payments on Borrowed Funds                           None
         Sum of Other Expenses                                         0.45%
         Total Annual Expenses                                         1.32%



EXAMPLE                                                                  1 YEAR     3 YEARS    5 YEARS   10 YEARS
-------                                                                  ------     -------    -------   --------
You would pay the following expenses on a $1,000 investment, assuming (1) 5% annual return and (2) tender at the end of
  each time period:                                                      $   43     $    62    $    72   $    159
You would pay the following expenses on the same investment,
  assuming no tender:                                                    $   13     $    42    $    72   $    159


----------
     THE ABOVE EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES OR PERFORMANCE. ACTUAL EXPENSES OF THE TRUST MAY BE GREATER OR LESS THAN THOSE SHOWN.


     The purpose of this table is to assist the investor in understanding the various costs and expenses that an investor in the Trust will bear directly or indirectly. Certain shareholders may be charged an order processing fee as described below. For a more complete description of these costs and expenses, see the cover page of this PROSPECTUS and "Investment Advisory Agreement," "Administrator and Administration Agreement" and "Share Repurchases and Tenders--Early Withdrawal Charge" in this PROSPECTUS.

ORDER PROCESSING FEE. Effective March 1, 2005, Morgan Stanley DW Inc. will charge clients an order processing fee of $5.25 (except in certain circumstances, including, but not limited to, activity in fee-based accounts, exchanges, dividend reinvestments and systematic investment and withdrawal plans) when a client buys or redeems shares of the Trust. Please consult your Morgan Stanley Financial Advisor for more information regarding this fee.

                               PROSPECTUS SUMMARY

     KEY INFORMATION ABOUT THE TRUST IS SUMMARIZED BELOW. YOU SHOULD READ IT IN LIGHT OF THE MORE DETAILED INFORMATION SET FORTH LATER IN THIS PROSPECTUS.


PURCHASE OF SHARES            Shares of the Trust are continuously offered for sale at the then net asset value per share without an initial sales charge. The minimum initial investment in the Trust is $1,000. Subsequent investments must be at least $100. Shares may be purchased through
                              Morgan Stanley DW Inc. and other selected broker-dealers.

INVESTMENT OBJECTIVE AND
POLICIES                      The investment objective of the Trust is to provide a high level of current income consistent with the preservation of capital. The Trust seeks to achieve its objective through investment primarily in Senior
                              Loans. There is no assurance that the Trust will achieve this objective.

                              Senior Loans are loans made to corporations, partnerships and other entities, which hold the most senior position in a borrower's capital structure. The Senior Loans in which the Trust invests are secured by collateral that the Investment Adviser believes to have a market value at the time of the loan which equals or exceeds the amount of the
                              Senior Loan. The interest rate on Senior Loans generally will float or reset at a specified level above a generally recognized base lending rate such as the prime rate quoted by a major U.S. bank ("Prime Rate")
                              or the London Inter-Bank Offered Rate ("LIBOR").

                              The Trust invests, under normal market conditions, at least 80% of its total assets in Senior Loans. The remainder of its assets are invested in cash or short-term high quality money market instruments. Senior
                              Loans in which the Trust may invest typically are originated, negotiated and structured by a syndicate of lenders ("Lenders") and administered on behalf of the Lenders by an agent bank ("Agent"). The terms of the loan are set forth in a loan agreement (the "Loan
                              Agreement"). The Trust may acquire such syndicated Senior Loans
                              ("Syndicated Loans") in one of three ways: (i) it may act as a Lender;
                              (ii) it may acquire an Assignment; or (iii) it may acquire a
                              Participation. Senior Loans also may take the form of debt obligations of Borrowers issued directly to investors in the form of debt securities ("Senior Notes").

                              An Assignment is a sale by a Lender or other third party of its rights in a Senior Loan. Generally, when the Trust purchases an Assignment, it obtains all of the rights of a Lender. In some cases, however, the
                              Assignment may be of a more limited nature and the Trust may have no contractual relationship with the Borrower. In such instances, the
                              Trust would be required to rely on the Lender or other third party from which it acquired the Assignment to demand payment and enforce its rights under the Senior Loan.

                              A Participation is an interest in a Senior Loan acquired from a Lender or other third party (the "Selling Participant"). Payment of principal and interest received by the Selling Participant are passed through to the holder of the Participation. When the Trust acquires a
                              Participation it will have a contractual relationship with the Selling
                              Participant but not the Borrower. As a result, the Trust assumes the credit risk of the Borrower, the Selling Participant and any other prior Selling Participant.

INVESTMENT ADVISER            Morgan Stanley Investment Advisors Inc. ("Morgan Stanley
                              Investment Advisors" or the "Investment Adviser") is the Trust's
                              Investment Adviser. The Investment Adviser is a wholly-owned subsidiary of Morgan Stanley, a preeminent global financial services firm that maintains leading market positions in each of its three primary businesses -- securities, asset management and credit services. Morgan Stanley is a full service securities firm engaged in securities trading and brokerage activities, as well as providing investment banking, research and analysis, financing and financial advisory services.

                              The Investment Adviser and its wholly owned subsidiary, Morgan Stanley
                              Services Company Inc., serve in various investment management, advisory, management, and administrative capacities to investment companies, 17 of which are listed on the New York Stock Exchange, with
                              combined assets of approximately $    billion as of December 31, 2004.

ADVISORY FEE                  The Trust pays the Investment Adviser an advisory fee calculated at an annual rate of 0.90% of average daily net assets on assets of the Trust up to $500 million, at an annual rate of 0.85% of average daily net assets on assets of the Trust exceeding $500 million up to
                              $1.5 billion, at an annual rate of 0.825% of average daily net assets on assets of the Trust exceeding $1.5 billion up to $2.5 billion, at an annual rate of 0.80% of average daily net assets on assets of the
                              Trust exceeding $2.5 billion up to $3.0 billion and at an annual rate of 0.775% of average daily net assets on assets of the Trust exceeding
                              $3.0 billion.

ADMINISTRATOR                 Morgan Stanley Services Company Inc. ("Morgan Stanley Services" or the
                              "Administrator"), a wholly-owned subsidiary of Morgan Stanley
                              Investment Advisors, the Investment Adviser of the Trust, is the
                              Administrator of the Trust. See "Administrator and Administration
                              Agreement" and "Purchase of Shares."

ADMINISTRATION FEE            The Trust pays the Administrator a monthly fee at an annual rate of 0.25% of the Trust's daily net assets. See "Administrator and
                              Administration Agreement."

DIVIDENDS AND
DISTRIBUTIONS                 Income dividends are declared daily and paid monthly. Dividends and distributions to holders of Shares cannot be assured, and the amount of each monthly payment may vary. Capital gains, if any, will be distributed at least annually. All dividends and capital gains distributions will be reinvested automatically in additional Shares, unless you elect to receive

                              cash distributions. See "Dividends and Distributions" and "Tax
                              Consequences."

SHARE REPURCHASES AND
TENDERS                       The Board of Trustees of the Trust currently intends, each quarter, to consider authorizing the Trust to make tender offers for all or a portion of its outstanding Shares at the then current net asset value of the Shares. An early withdrawal charge payable to the Investment
                              Adviser of up to 3.0% of the original purchase price of such Shares will be imposed on most Shares accepted for tender that have been held for four years or less. There is no guarantee that the Trust will in fact make a tender offer for any of its Shares, or that if a tender offer is made, all or any Shares tendered will be purchased by the
                              Trust. If a tender offer is not made or Shares are not purchased pursuant to a tender offer you may not be able to sell your Shares.
                              The Trust may borrow to finance tender offers.

CUSTODIAN                     The Bank of New York serves as Custodian of the Trust's assets. See
                              "Custodian, Dividend Disbursing and Transfer Agent."

RISK FACTORS                  An investment in the Trust involves a number of risks. The
                              Borrower, under a Senior Loan, may fail to make scheduled payments of principal and interest, which could result in a decline in net asset value and a reduction of the Trust's yield. While each Senior Loan will be collateralized, there is no guarantee that the collateral securing a Senior Loan will be sufficient to protect the Trust against losses or a decline in income in the event of a Borrower's non-payment of principal and/or interest. The Trust may invest in Senior Loans made in connection with leveraged buyout transactions,
                              recapitalizations, and other highly leveraged transactions. These types of Senior Loans are subject to greater risks than are other
                              Senior Loans in which the Trust may invest. Senior Loans are not traded on an exchange, nor is there any regular secondary market. Due to the illiquidity of Senior Loans, the Trust may not be able to dispose of its investment in Senior Loans in a timely fashion and at a fair price. The Trust may invest in Senior Loans made to non-U.S.
                              borrowers, provided the Senior Loans are U.S. dollar-denominated.
                              Loans to non-U.S. borrowers involve a variety of risks not present in the case of Senior Loans to U.S. borrowers.

                              A substantial portion of the Senior Loans in which the Trust invests may be rated by a national statistical rating organization below investment grade. Debt securities rated below investment grade are viewed by rating agencies as having speculative characteristics and are commonly known as "junk bonds."

                              Morgan Stanley is a full service securities firm engaged in securities trading and brokerage activities, as well as providing investment banking, research and analysis, financing and financial advisory services.

                              An investment in the Shares should be considered illiquid. There is no secondary market for the Shares and none is expected to develop.

                              The above risks and others to which the Trust is subject are discussed in greater detail under the heading "Risk Factors."

ANTI-TAKEOVER PROVISIONS      The Trust's Declaration of Trust includes anti-takeover
                              provisions. These include the requirement for an 80% shareholder vote to remove Trustees and for certain mergers, consolidations and issuances of Shares. These provisions could have the effect of limiting the ability of other persons or entities to acquire control of the Trust and of depriving holders of Shares of an opportunity to sell their Shares at a premium above prevailing market prices by discouraging a third party from seeking to obtain control of the
                              Trust. See "Description of Shares--Anti-Takeover Provisions."

FINANCIAL HIGHLIGHTS

     The financial highlights table is intended to help you understand the Trust's financial performance for the periods indicated. Certain information reflects financial results for a single Trust share throughout each period. The total returns in the table represent the rate an investor would have earned or lost on an investment in the Trust (assuming reinvestment of all dividends and distributions).


     This information has been audited by Deloitte & Touche LLP, the Trust's independent registered public accounting firm, whose report, along with the Trust's financial statements, is included in the STATEMENT OF ADDITIONAL INFORMATION which is available upon request.


                                                               FOR THE YEAR ENDED SEPTEMBER 30,
                                     -----------------------------------------------------------------------------------
                                        2004          2003             2002          2001          2000          1999
                                     ----------    ----------       ----------    ----------    ----------    ----------
SELECTED PER SHARE DATA:
Net asset value, beginning
 of period                           $     8.59    $     8.01       $     8.62    $     9.72    $     9.87    $     9.91
                                     ----------    ----------       ----------    ----------    ----------    ----------

Income (loss) from investment
 operations:
  Net investment income                    0.34          0.38             0.45          0.69          0.82          0.70
  Net realized and unrealized
   gain (loss)                             0.47          0.58            (0.64)        (1.11)        (0.16)        (0.05)
                                     ----------    ----------       ----------    ----------    ----------    ----------
Total income (loss) from
 investment operations                     0.81          0.96            (0.19)        (0.42)         0.66          0.65
                                     ----------    ----------       ----------    ----------    ----------    ----------
Less dividends and distributions
 from:
  Net investment income                   (0.38)        (0.38)           (0.42)        (0.68)        (0.81)        (0.69)
  Net realized gain                          --            --               --            --            --            --
                                     ----------    ----------       ----------    ----------    ----------    ----------
Total dividends and distributions         (0.38)        (0.38)           (0.42)        (0.68)        (0.81)        (0.69)
                                     ----------    ----------       ----------    ----------    ----------    ----------
Net asset value, end of period       $     9.02    $     8.59       $     8.01    $     8.62    $     9.72    $     9.87
                                     ==========    ==========       ==========    ==========    ==========    ==========
TOTAL RETURN+                              9.65%        12.31%           (2.30)%       (4.54)%        6.87%         6.72%
RATIOS TO AVERAGE NET ASSETS:
  Expenses                                 1.32%         1.36%(1)         1.29%         1.20%         1.21%         1.22%
  Net investment income                    3.75%         4.45%            5.15%         7.53%         8.26%         7.02%
SUPPLEMENTAL DATA:
  Net assets, end of period,
   in millions                       $    1,116    $    1,166       $    1,378    $    2,195    $    2,884    $    2,514
  Portfolio turnover rate                    94%           49%              27%           29%           45%           44%

                                               FOR THE YEAR ENDED SEPTEMBER 30,
                                     ----------------------------------------------------
                                        1998          1997          1996          1995
                                     ----------    ----------    ----------    ----------
SELECTED PER SHARE DATA:
Net asset value, beginning
 of period                           $     9.95    $     9.94    $     9.99    $    10.00
                                     ----------    ----------    ----------    ----------
Income (loss) from investment
 operations:
  Net investment income                    0.71          0.75          0.74          0.82
  Net realized and unrealized
   gain (loss)                            (0.03)           --         (0.04)         0.01
                                     ----------    ----------    ----------    ----------
Total income (loss) from
 investment operations                     0.68          0.75          0.70          0.83
                                     ----------    ----------    ----------    ----------
Less dividends and distributions
 from:
  Net investment income                   (0.72)        (0.74)        (0.75)        (0.81)
  Net realized gain                          --            --            --         (0.03)
                                     ----------    ----------    ----------    ----------
Total dividends and distributions         (0.72)        (0.74)        (0.75)        (0.84)
                                     ----------    ----------    ----------    ----------
Net asset value, end of period       $     9.91    $     9.95    $     9.94    $     9.99
                                     ==========    ==========    ==========    ==========
TOTAL RETURN+                              7.14%         7.78%         7.25%         8.57%
RATIOS TO AVERAGE NET ASSETS:
  Expenses                                 1.29%         1.40%         1.46%         1.52%
  Net investment income                    7.17%         7.53%         7.50%         8.11%
SUPPLEMENTAL DATA:
  Net assets, end of period,
   in millions                       $    1,997    $    1,345    $      939    $      521
  Portfolio turnover rate                    68%           86%           72%          102%

----------
  + DOES NOT REFLECT THE DEDUCTION OF SALES CHARGE. CALCULATED BASED ON THE NET ASSET VALUE AS OF THE LAST BUSINESS DAY OF THE PERIOD. DIVIDENDS AND DISTRIBUTIONS ARE ASSUMED TO BE REINVESTED AT THE PRICES OBTAINED UNDER THE TRUST'S DIVIDEND REINVESTMENT PLAN.
(1)  DOES NOT REFLECT THE EFFECT OF EXPENSE OFFSET OF 0.01%.

THE TRUST AND ITS ADVISER

     Morgan Stanley Prime Income Trust (the "Trust") is a closed-end management investment company whose investment objective is to provide a high level of current income consistent with the preservation of capital. The Trust seeks to achieve its objective through investment primarily in senior collateralized loans ("Senior Loans") to corporations, partnerships and other entities ("Borrowers"). No assurance can be given that the Trust will achieve its investment objective. The Trust is designed primarily for long-term investment and not as a trading vehicle.


     The Trust is of a type commonly known as a "Massachusetts business trust" and was organized under the laws of Massachusetts on August 17, 1989 under the name "Allstate Prime Income Trust." Effective March 1, 1993, the Trust Agreement was amended to change the name of the Trust to "Prime Income Trust." Such amendment was made upon the approval by the shareholders of an investment advisory agreement with Morgan Stanley Investment Advisors. On June 22, 1998, the Trustees of the Trust adopted an Amendment to the Trust's Declaration of Trust changing its name to "Morgan Stanley Dean Witter Prime Income Trust." On June 18, 2001, the Trustees of the Trust adopted an Amendment to the Trust's Declaration of Trust changing its name to "Morgan Stanley Prime Income Trust." The Trust commenced operations on November 30, 1989, following completion of a firm commitment initial underwriting for 10,921,751 Shares, with net proceeds to the Trust of $109,217,510. The Trust commenced the continuous offering of its Shares on December 4, 1989. The Trust's principal office is located at 1221 Avenue of the Americas, New York, New York 10020, and its telephone number is
(800) 869-NEWS. The Trust is offering continuously its Shares of beneficial interest, $0.01 par value (the "Shares"). See "Purchase of Shares."


     An investment in Shares offers several benefits. The Trust offers investors the opportunity to receive a high level of current income by investing in a professionally managed portfolio comprised primarily of Senior Loans, a type of investment typically not available to individual investors. In managing such a portfolio, the Investment Adviser provides the Trust and its shareholders with professional credit analysis and portfolio diversification. The Trust also relieves the investor of burdensome administrative details involved in managing a portfolio of Senior Loans, even if they were available to individual investors. Such benefits are at least partially offset by the expenses involved in operating an investment company, which consist primarily of management and administrative fees and operational costs. See "Investment Advisory Agreement" and "Administrator and Administration Agreement."

     Morgan Stanley Investment Advisors and its wholly-owned subsidiary, Morgan Stanley Services, serve in various investment management, advisory, management and administrative capacities to investment companies, 17 of which are listed on the New York Stock Exchange ("NYSE"), with combined assets of approximately $ billion at December 31, 2004.

     The Trust is managed within the Senior Loan Team. Current members of the team include Howard Tiffen, a Managing Director of the Investment Adviser, and Kevin T. Egan, an Executive Director of the Investment Adviser.


INVESTMENT OBJECTIVE AND POLICIES


     The Trust's investment objective is to provide a high level of current income consistent with the preservation of capital. The Trust seeks to achieve its objective through investment primarily in Senior Loans. Senior Loans in which the Trust will invest generally pay interest at rates which float or are reset at a margin above a generally recognized base lending rate. These base lending rates are the Prime Rate, LIBOR, the CD rate or other base lending rates used by commercial lenders. The Prime Rate quoted by a major U.S. bank is the interest rate at which such bank is willing to lend U.S. dollars to creditworthy borrowers. LIBOR is an average of the interest rates quoted by several designated banks as the rates at which such banks would offer to pay interest to major financial institutional depositors in the London interbank market on U.S. dollar-denominated deposits for a specified period of time. The CD rate is the average rate paid on large certificates of deposit traded in the secondary market. An investment in the Trust may not be appropriate for all investors and is not intended to be a complete investment program. No assurance can be given that the Trust will achieve its investment objective.

     Under normal market conditions, the Trust will invest at least 80% of its total assets in Senior Loans. The Trust currently intends to limit its investments in Senior Notes to no more than 20% of its total assets. The remainder of the Trust's assets may be invested in cash or in high quality debt securities with remaining maturities of one year or less, although it is anticipated that the debt securities in which the Trust invests will have remaining maturities of 60 days or less. Such securities may include commercial paper rated at least in the top two rating categories of either Standard & Poor's Corporation ("S&P") or Moody's Investors Service, Inc. ("Moody's"), or unrated commercial paper considered by the Investment Adviser to be of similar quality, certificates of deposit and bankers' acceptances and securities issued or guaranteed by the U.S. government, its agencies or instrumentalities. Such securities may pay interest at rates which are periodically redetermined or may pay interest at fixed rates. High quality debt securities and cash may comprise up to 100% of the Trust's total assets during temporary defensive periods when, in the opinion of th Investment Adviser, suitable Senior Loans are not available for investment by the Trust or prevailing market or economic conditions warrant.


     The Trust is not subject to any restrictions with respect to the maturity of Senior Loans held in its portfolio. It is currently anticipated that at least 80% of the Trust's total assets invested in Senior Loans will consist of Senior Loans with stated maturities of between three and ten years, inclusive, and with rates of interest which are redetermined either daily, monthly or quarterly. As a result of prepayments and amortization; however, it is expected that the actual maturities of Syndicated Loans will be approximately three to four years and of Senior Notes approximately six to seven years. The Senior Loans in the Trust's portfolio will at all times have a dollar-weighted average time until the next interest rate redetermination of 90 days or less.


     The Senior Loans in which the Trust will invest will consist primarily of direct obligations of a Borrower undertaken to finance the growth of the Borrower's business or to finance a capital restructuring. Such loans may include "leveraged buy-out" loans which are made to a Borrower for the purpose of acquiring ownership control of another company, whether as a purchase of equity or of assets or for a leveraged reorganization of the Borrower with no change in ownership. The Trust may invest in Senior Loans which are made to non-U.S. Borrowers, provided that the loans are dollar-denominated and any such Borrower meets the credit standards established by the Investment Adviser for U.S. Borrowers.

     Senior Loans hold the most senior position in a Borrower's capital structure, although some Senior Loans may hold an equal ranking with other senior securities of the Borrower (i.e., have equal claims to the Borrower's assets). In order to borrow money pursuant to Senior Loans, a Borrower will frequently pledge as collateral its assets, including, but not limited to, trademarks, accounts receivable, inventory, buildings, real estate, franchises and common and preferred stock in its subsidiaries. In addition, in the case of some Senior Loans, there may be additional collateral pledged in the form of guarantees by and/or securities of affiliates of the Borrowers. A Loan Agreement may also require the Borrower to pledge additional collateral in the event that the value of the collateral falls. In certain instances, a Senior Loan may be secured only by stock in the Borrower or its subsidiaries. Each Senior Loan in which the Trust will invest will be secured by collateral which the Investment Adviser believes to have a market value, at the time of acquisition of the Senior Loan, which equals or exceeds the principal amount of the Senior Loan. The value of such collateral generally will be determined by an independent appraisal and/or other information regarding the collateral furnished by the Agent. Such information will generally include appraisals in the case of assets such as real estate, buildings and equipment, audits in the case of inventory and analyses (based upon, among other things, investment bankers' opinions, fairness opinions and relevant transactions in the marketplace) in the case of other kinds of collateral. Loan Agreements may also include various restrictive covenants designed to limit the activities of the Borrower in an effort to protect the right of the Lenders to receive timely payments of interest on and repayment of principal of the Senior Loans. Restrictive covenants contained in a Loan Agreement may include mandatory prepayment provisions arising from excess cash flow and typically include restrictions on dividend payments, specific mandatory minimum financial ratios, limits on total debt and other financial tests. Breach of such covenants, if not waived by the Lenders, is generally an event of default under the applicable Loan Agreement and may give the Lenders the right to accelerate principal and interest payments.

     Nationally recognized rating agencies have begun assigning ratings to an increasing number of Senior Loans and a substantial portion of the Fund's investments in Senior Loans may be rated below investment grade. Debt securities rated below investment grade are viewed by the rating agencies as having speculative characteristics and are commonly known as "junk bonds." While the Investment Advisor may consider such ratings when determining whether to invest in a Senior Loan, it does not view ratings as a determinative factor in its investment decisions. Rather, the Investment Adviser will perform its own credit analysis of the Borrower and will consider, and may rely in part on, the analyses performed by Lenders other than the Trust. The Trust will invest only in those Senior Loans with respect to which the Borrower, in the opinion of the Investment Adviser, demonstrates the ability to meet debt service in a timely manner (taking into consideration the Borrower's capital structure, liquidity and historical and projected cash flow) and where the Investment Adviser believes that the market value of the collateral at the time of investment equals or exceeds the amount of the Senior Loan. The Investment Adviser will also consider the following characteristics: the operating history, competitive position and management of the Borrower; the business outlook of the Borrower's industry; the terms of the Loan Agreement (E.G., the nature of the covenants, interest rate and fees and prepayment conditions); whether the Trust will purchase an Assignment, Participation or act as a lender originating a Senior Loan; and the creditworthiness of and quality of service provided by the Agent and any Selling Participant or Intermediate Participants.


     Senior Loans typically are arranged through private negotiations between a Borrower and several financial institutions ("Lenders") represented in each case by one or more of such Lenders acting as agent ("Agent") of the several Lenders. On behalf of the several Lenders, the Agent, which is frequently the commercial bank that originates the Senior Loan and the person that invites other parties to join the lending syndicate, typically will be primarily responsible for negotiating the loan agreement or agreements ("Loan Agreement") that establish the relative terms, conditions and rights of the Borrower and the several Lenders. In larger transactions it is common to have several Agents; however, generally only one such Agent has primary responsibility for documentation and administration of the Senior Loan. Agents are typically paid a fee or fees by the Borrower for their services.

     The Trust may invest in Senior Loans in the following ways: (i) it may purchase Participations, (ii) it may purchase Assignments of a portion of a Senior Loan, or (iii) it may act as one of the group of Lenders originating a Senior Loan.


     When the Trust is a Lender, or assumes all of the rights of a Lender through an Assignment, it will, as a party to the Loan Agreement, have a direct contractual relationship with the Borrower and may enforce compliance by the Borrower with the terms of the Loan Agreement. Lenders also have voting and consent rights under the applicable Loan Agreement. Action subject to Lender vote or consent generally requires the vote or consent of the holders of some specified percentage of the outstanding principal amount of the Senior Loan, which percentage varies depending on the relevant Loan Agreement. Certain decisions, such as reducing the amount or increasing the time for payment of interest on or repayment of principal of a Senior Loan, or releasing collateral therefor, frequently require the unanimous vote or consent of all Lenders affected.

     A Participation may be acquired from an Agent, a Lender or any other holder of a Participation ("Selling Participant"). Investment by the Trust in a Participation typically will result in the Trust having a contractual relationship only with the Selling Participant, not with the Borrower or any other entities interpositioned between the Trust and the Borrower ("Intermediate Participants"). The Trust will have the right to receive payments of principal, interest and any fees to which it is entitled only from the Selling Participant and only upon receipt by such Selling Participant of such payments from the Borrower. In connection with purchasing Participations, the Trust generally will have no right to enforce compliance by the Borrower with the terms of the Loan Agreement, nor any rights with respect to funds acquired by other Lenders through set-off against the Borrower and the Trust may not directly benefit from the collateral supporting the Senior Loan in which it has purchased the Participation. As a result, the Trust will assume the credit risk of the Borrower, the Selling Participant and any Intermediate Participants. In the event of the insolvency of the Selling Participant or any Intermediate Participant, the Trust may be treated as a general creditor of such entity and may be adversely affected by any set-off between such entity and the Borrower. The Trust will acquire Participations only if the Selling Participant and any Intermediate Participant is a commercial bank or other financial institution with an investment grade long-term debt rating from either S&P (rated BBB or higher) or Moody's (rated Baa or higher), or with outstanding commercial paper rated at least in the top two rating categories of either of such rating agencies (at least A-2 by S&P or at least Prime-2 by Moody's) or, if such long-term debt and commercial paper are unrated, with longterm debt or commercial paper believed by the Investment Adviser to be of comparable quality. Long-term debt rated BBB by S&P is regarded by S&P as having adequate capacity to pay interest and repay principal and debt rated Baa by Moody's is regarded by Moody's as a medium grade obligation, i.e., it is neither highly protected nor poorly secured, although debt rated Baa by Moody's is considered to have speculative characteristics. Commercial paper rated A-2 by S&P indicates that the degree of safety regarding timely payment is considered by S&P to be strong, and issues of commercial paper rated Prime-2 by Moody's are considered by Moody's to have a strong capacity for repayment of senior short-term debt obligations.


     The Trust may also purchase Assignments from Lenders and other third parties. The purchaser of an Assignment typically succeeds to all the rights of the Lender or other third party whose interest is being assigned, but it may not be a party to the Loan Agreement and may be required to rely on such Lender or other third party to demand payment and enforce its rights against the Borrower. Assignments are arranged through private negotiations between potential assignors and potential assignees; consequently, the rights and obligations acquired by the purchaser of an Assignment may differ from and be more limited than those held by the assignor.


     In determining whether to purchase Participations or Assignments or act as one of a group of Lenders, the Investment Adviser will consider the availability of each of these forms of investments in Senior Loans, the terms of the Loan Agreement, and in the case of Participations, the creditworthiness of the Selling Participant and any Intermediate Participants.

     In connection with the purchase of interests in Senior Loans, the Trust may also acquire warrants and other equity securities of the Borrower or its affiliates. The acquisition of such equity securities will only be incidental to the Trust's purchase of interests in Senior Loans.


     The investment objective of the Trust and its policy to invest, under normal market conditions, at least 80% of its total assets in Senior Loans, are fundamental policies of the Trust and may not be changed without the approval of a majority of the outstanding voting securities of the Trust, as defined in the Investment Company Act of 1940 ("Investment Company Act"). Such a majority is defined as the lesser of (i) 66 2/3% or more of the Trust's Shares present at a meeting of shareholders, if the holders of more than 50% of the outstanding Shares of the Trust are present or represented by proxy, or (ii) more than 50% of the outstanding Shares of the Trust. Except as otherwise specified, all other investment policies of the Trust are not fundamental and may be changed by the Board of Trustees without shareholder approval.


     The Trust may be required to pay and may receive various fees and commissions in connection with purchasing, selling and holding interests in Senior Loans. When the Trust buys an interest in a Senior Loan, it may receive a facility fee, which is a fee paid to Lenders upon origination of a Senior Loan and/or a commitment fee which is a fee paid to Lenders on an ongoing basis based upon the undrawn portion committed by the Lenders of the underlying Senior Loan. In certain circumstances, the Trust may receive a prepayment penalty on the prepayment of a Senior Loan by a Borrower. When the Trust sells an interest in a Senior Loan it may be required to pay fees or commissions to the purchaser of the interest. The extent to which the Trust will be entitled to receive or be required to pay such fees will generally be a matter of negotiation between the Trust and the party selling to or purchasing from the Trust. The Investment Advisor currently anticipates that the Trust will continue to receive and/or pay fees and commissions in a majority of the transactions involving Senior Loans.


     Lenders commonly have certain obligations pursuant to the Loan Agreement, which may include the obligation to make additional loans or release collateral in certain circumstances. The Trust will maintain a segregated account on its books in which it will maintain cash or high quality debt securities equal in value to its commitments to make such additional loans. The Trust intends to reserve against such contingent obligations by segregating cash, liquid securities and liquid Senior Loans as a reserve.


RISK FACTORS

GENERAL


     The Trust invests primarily in Senior Loans on which the interest rate is periodically adjusted in response to interest rate changes on short-term investments. This policy should result in a net asset value which fluctuates less than would a portfolio consisting primarily of fixed-rate obligations. A number of factors may, however, cause a decline in net asset value, including a default on a Senior Loan, a material deterioration of a Borrower's perceived or actual credit worthiness, and/or an increase in interest rates not immediately reflected in the interest rate payable on Senior Loans. A sudden and extreme increase in interest rates is particularly likely to cause a decline in net asset value. Also, a change in the manner in which interest rates on Senior Loans are set (E.G., interest rates are set at a higher or lower margin above the Prime Rate, LIBOR or other base lending rate) or other changes in pricing parameters for Senior Loans, may also cause the Trust's net asset value to fluctuate. In addition, at any time there may be a limited supply of Senior Loans which may adversely affect the Trust's performance.


ILLIQUIDITY OF SHARES

     An investment in the Shares should be considered illiquid. There is no secondary market for the Shares and none is expected to develop.

CREDIT RISK

     Senior Loans are subject to credit risks. Credit risk is the risk that the Borrower will fail to make timely payments of principal and/or interest. The nonreceipt of scheduled payments of principal or interest, either because of a default, bankruptcy or other reason, could result in a reduction of the Trust's yield and a decline in net asset value.

     The Trust may invest in Senior Loans made in connection with leveraged buyout transactions, recapitalizations and other highly leveraged transaction. These types of Senior Loans are subject to greater risks than are other kinds of Senior Loans in which the Trust may invest. The value of such loans may also be subject to a greater degree of volatility in response to interest rate fluctuations.


     The Investment Adviser will invest only in Senior Loans secured by collateral with a value (at the time of acquisition), in its view, of at least equal to the amount of the Senior Loan. There is no guarantee, however, that the collateral securing a Senior Loan will be sufficient to protect the Trust against losses or a decline in income in the event of the Borrower's nonpayment of principal and/or interest. For example, the value of the collateral could, subsequent to the Trust's investment in the Senior Loan, decline below the amount of the Senior Loan. In addition, it may not be possible to liquidate the collateral promptly. Also, in the event that a Borrower declares bankruptcy, a court could invalidate the Trust's security interest in the loan collateral, or subordinate the Trust's rights under the Senior Loan to other creditors of the Borrower. In addition, in the event of an out of court restructuring, the Trust's security interest in the loan collateral or rights under the Senior Loan with respect to other creditors may be subordinated.


LOWER-RATED SECURITIES

     A substantial portion of the Senior Loans in which the Trust invests may be rated by a national statistical rating organization below investment grade, or if unrated, of comparable quality. Debt securities rated below investment grade, or if unrated, of comparable quality, are commonly referred to as "junk bonds." Junk bonds are regarded by the rating agencies as having speculative characteristics. The prices of junk bonds are more sensitive to negative corporate developments such as a decline in profits or adverse economic conditions such as a recession than are the prices of higher rated securities.

LIMITED PUBLIC INFORMATION


     The amount of public information available with respect to Senior Loans will generally be less extensive than that available for securities registered with the Securities and Exchange Commission and/or listed on a national securities exchange. As a result, the performance of the Trust and its ability to meet its investment objective is more dependent upon the analytical ability of the Investment Adviser than would be the case for an investment company that invests primarily in registered and/or exchange listed securities.


ILLIQUIDITY OF SENIOR LOANS

     Senior Loans may be transferable among financial institutions, however, they do not, at present, have the liquidity of conventional debt securities and are often subject to restrictions on resale. For example, bank approval is often required for the resale of interests in Senior Loans. Due to the illiquidity of Senior Loans the Trust may not be able to dispose of its investments in Senior Loans in a timely fashion and at a fair price. The inability to do so could result in losses to the Trust.

RELIANCE UPON AGENT


     An Agent typically administers a Senior Loan and is responsible for the collection of principal and interest payments from the Borrower. The Trust will generally rely on the Agent to collect and to transmit to the Trust its portion of the payments on the Senior Loan. The Trust also generally will rely on the Agent to monitor compliance by the Borrower with the terms of the Loan Agreement and to notify the Trust of any adverse change in the Borrower's financial condition or any declaration of insolvency. In addition, the Trust will rely on the Agent to use appropriate creditor remedies against the Borrower in the event of a default. Accordingly, the Trust's success may be dependent in part upon the skill of Agents in administering the terms of Loan Agreements, monitoring Borrower compliance, collecting principal, interest and fee payments from Borrowers, and where necessary, enforcing creditor remedies against Borrowers.

     The Agent's appointment may be terminated if the Agent becomes insolvent, goes into bankruptcy, or has a receiver, conservator, or similar official appointed for it by the appropriate bank regulatory authority. In such event, a successor agent would be appointed. Assets held by the Agent under the Loan Agreement should remain available to holders of Loans. However, if assets held by the Agent for the benefit of the Trust were determined by an appropriate regulatory authority or court to be subject to the claims of the Agent's general or secured creditors, the Trust might incur certain costs and delays in realizing payment on a Senior Loan or suffer a loss of principal and/or interest. Furthermore, in the event of the Borrower's bankruptcy or insolvency, the Borrower's obligation to repay the Senior Loan may be subject to certain defenses that the Borrower can assert as a result of improper conduct by the Agent.


PARTICIPATIONS

     The Trust may invest in Participations. Because the holder of a Participation generally has no contractual relationship with the Borrower, the Trust will have to rely upon a Selling Participant and/or Intermediate Participant to pursue appropriate remedies against a Borrower in the event of a default. As a result, the Trust may be subject to delays, expenses and risks that are greater than those that would be involved if the Trust could enforce its rights directly against the Borrower or through the Agent.

     A Participation also involves the risks that the Trust may be regarded as a creditor of a Selling Participant and/or Intermediate Participant rather than of the Borrower. If so, the Trust would be subject to the risk that a Selling Participant may become insolvent.

PREPAYMENTS

     The Borrower of a Senior Loan, in some cases, may prepay the Senior Loan. Prepayments could adversely affect the Trust's yield to the extent that the Trust is unable to reinvest promptly payments in Senior Loans or if such prepayments were made during a period of declining interest rates.

LOANS TO FOREIGN BORROWERS

     The Trust may invest in U.S. dollar denominated Senior Loans made to non U.S. Borrowers. These Senior Loans may involve additional risks. Foreign companies are not generally subject to uniform accounting and financial reporting standards comparable to those applicable to U.S. borrowers. It may be more difficult to value and monitor the value of collateral underlying Senior Loans to non U.S. Borrowers. In addition, there is generally less government supervision and regulation of financial markets and listed companies in foreign countries than in the U.S. Investments in Senior Loans to non U.S. borrowers also involves the risks of adverse political and economic developments. In addition, such loans involve foreign currency risks to the extent that a decline in a non U.S. Borrower's own currency relative to the dollar may impair such Borrower's ability to make timely payments of principal and/or interest on a Senior Loan. The Trust may hold non-U.S. dollar denominated Senior Loans or other securities received as part of a reorganization or restructuring.

CONCENTRATION

     The Trust will treat the Borrower and the Agent Bank, and, with respect to Participations, each financial institution interposed between the Borrower and the Trust, as an issuer of a Senior Loan or

Participation for the purpose of determining the Trust's concentration in a particular industry. As a result, 25% or more of the Trust's assets will be invested in the industry group consisting of financial institutions and their holding companies. Banking and thrift institutions are subject to extensive governmental regulations which may limit both the amounts and types of loans and other financial commitments which such institutions may make and the interest rates and fees which such institutions may charge. The profitability of these institutions is largely dependent on the availability and cost of capital funds, and has shown significant recent fluctuation as a result of volatile interest rate levels. In addition, general economic conditions are important to the operations of these institutions, with exposure to credit losses resulting from possible financial difficulties of borrowers potentially having an adverse effect. Insurance companies also are affected by economic and financial conditions and are subject to extensive government regulation, including rate regulation. The property and casualty industry is cyclical, being subject to dramatic swings in profitability which can be affected by natural catastrophes and other disasters. Individual companies may be exposed to material risks, including reserve inadequacy, latent health exposure, and inability to collect from their reinsurance carriers. The financial services area is currently undergoing relatively rapid change as existing distinctions between financial service segments become less clear. In this regard, recent business combinations have included insurance, finance and securities brokerage under single ownership.

     The Trust may invest up to 10% of its assets in Senior Loans made to any single Borrower. To the extent that the Trust invests a relatively high percentage of its assets in the obligations of a limited number of issuers, the value of the Trust's investments may be more affected by any single adverse economic, political or regulatory event than will the value of the investments of a more diversified investment company.

SENIOR NOTES

     The Trust is authorized to invest in Senior Notes. It is anticipated that Senior Notes purchased by the Trust will generally bear a higher rate of interest than Syndicated Loans. Such securities may, however, involve greater risks than those associated with Syndicated Loans. The covenants and restrictions to which the Borrower would be subject in the case of Senior Notes may not be as rigorous in all respects as those to which the Borrower would be subject in the case of a Syndicated Loan. Also, the scope of financial information respecting the Borrower available to investors in Senior Notes may be more limited than that available to Syndicated Loan Lenders. In addition, a Syndicated Loan typically requires steady amortization of principal throughout the life of the loan whereas Senior Notes, typically, are structured to allow Borrowers to repay principal later in the life of the loan.

INVESTMENT PRACTICES

     The following investment practices apply to the portfolio investments of the Trust and may be changed by the Trustees of the Trust without shareholder approval, following written notice to shareholders.

WHEN-ISSUED AND DELAYED DELIVERY TRANSACTIONS


     The Trust may purchase and sell interests in Senior Loans and other securities in which the Trust may invest or dispose of on a when-issued or delayed delivery basis; i.e., delivery and payment can take place more than 30 days after the date of the transaction. The interests or securities so purchased or sold are subject to market fluctuation during this period and no interest accrues to the purchaser prior to the date of settlement. At the time the Trust makes the commitment to enter into a when-issued or delayed delivery transaction, it will record the transaction and thereafter reflect the value, each day, of such interest or security in determining the net asset value of the Trust. At the time of delivery, the value of the interest or security may be more or less than the purchase price. Since the Trust is dependent on the party issuing the when-issued or delayed delivery security to complete the transaction, failure by the other party to deliver the interest or security as arranged would result in the Trust losing an investment opportunity. The Trust will also establish a segregated account with its custodian bank on its books in which it will maintain cash or high quality debt securities equal in value to commitments for such when-issued or delayed delivery interests or other securities; subject to this requirement, the Trust may enter into transactions on such basis without limit.


REPURCHASE AGREEMENTS


     When cash may be available for only a few days, it may be invested by the Trust in repurchase agreements until such time as it may otherwise be invested or used for payments of obligations of the Trust. These agreements, which may be viewed as a type of secured lending by the Trust, typically involve the acquisition by the Trust of debt securities from a selling financial institution such as a bank, savings and loan association or broker-dealer. The agreement provides that the Trust will sell back to the institution, and that the institution will repurchase, the underlying security ("collateral"), which is held by the Trust's custodian, at a specified price and at a fixed time in the future, usually not more than seven days from the date of purchase. The Trust will receive interest from the institution until the time when the repurchase is to occur. Although such date is deemed by the Trust to be the maturity date of a repurchase agreement, the maturities of securities subject to repurchase agreements are not subject to any limits and may exceed one year. While repurchase agreements involve certain risks not associated with direct investments in debt securities, the Trust will follow procedures adopted by the Trustees designed to minimize such risks. These procedures include effecting repurchase transactions only with large, well-capitalized and well-established financial institutions, whose financial condition will be continually monitored by the Investment Adviser. In addition, the value of the collateral underlying the repurchase agreement will be maintained at a level at least equal to the repurchase price, including any accrued interest earned on the repurchase agreement. In the event of a default or bankruptcy by a selling financial institution, the Trust will seek to liquidate such collateral. However, the exercising of the Trust's right to liquidate such collateral could involve certain costs or delays and, to the extent that proceeds from any sale upon a default of the obligation to repurchase were less than the repurchase price, the Trust could suffer a loss. In addition, to the extent that the Trust's security interest in the collateral may not be properly perfected, the Trust could suffer a loss up to the entire amount of the collateral. It is the policy of the Trust not to invest in repurchase agreements that do not mature within seven days if any such investments amount to more than 10% of its total assets.


REVERSE REPURCHASE AGREEMENTS

     The Trust may enter into reverse repurchase agreements with respect to debt obligations which could otherwise be sold by the Trust. A reverse repurchase agreement is an instrument under which the Trust may sell an underlying debt instrument and simultaneously obtain the commitment of the purchaser (a commercial bank or a broker or dealer) to sell the security back to the Trust at an agreed upon price on an agreed upon date. The value of the underlying securities will be at least equal at all times to the total amount of the resale obligation, including the interest factor. Reverse repurchase agreements could involve certain risks in the event of default or insolvency of the other party, including possible delays or restrictions upon the Trust's ability to dispose of the underlying securities. An additional risk is that the market value of securities sold by the Trust under a reverse repurchase agreement could decline below the price at which the Trust is obligated to repurchase them. Reverse repurchase agreements will be considered borrowings by the Trust and as such would be subject to the restrictions on borrowing described in the "Investment Restrictions" in the STATEMENT OF ADDITIONAL INFORMATION. The Trust will not hold more than 5% of the value of its total assets in reverse repurchase agreements.

LENDING OF PORTFOLIO SECURITIES


     Consistent with applicable regulatory requirements, the Trust may lend its portfolio securities to brokers, dealers and financial institutions, provided that such loans are callable at any time by the Trust (subject to notice provisions described below), and are at all times secured by cash or cash equivalents, which are maintained in a segregated account pursuant to applicable regulations and that are equal to at least 102% of the market value, determined daily, of the loaned securities. The advantage of such loans is that the Trust receives the income on collateral, which will be invested in short-term obligations. The Trust will not lend more than 25% of the value of its total assets.

     A loan may be terminated by the borrower on one business day's notice, or by the Trust on four business days' notice. If the borrower fails to deliver the loaned securities within four days after receipt of notice, the Trust could use the collateral to replace the securities while holding the borrower liable for any excess of replacement cost over collateral. As with any extensions of credit, there are risks of delay in recovery and in some cases even loss of rights in the collateral should the borrower of the securities fail financially. However, these loans of portfolio securities will be made only to firms deemed by the Investment Adviser to be creditworthy and when the income which can be earned from such loans justifies the attendant risks. Upon termination of the loan, the borrower is required to return the securities to the Trust. Any gain or loss in the market price during the loan period would inure to the Trust. The creditworthiness of firms to which the Trust lends its portfolio securities will be monitored on an ongoing basis by the Investment Adviser pursuant to procedures adopted and reviewed, on an ongoing basis, by the Trustees of the Trust.


     When voting on consent rights which accompany loaned securities pass to the borrower, the Trust will follow the policy of calling the loaned securities, to be delivered within one day after notice, to permit the exercise of such rights if the matters involved would have a material effect on the Trust's investment in such loaned securities. The Trust will pay reasonable finder's, administrative and custodial fees in connection with a loan of its securities.

BORROWING

     The Trust may borrow money from a bank for temporary or emergency purposes or to effect a tender offer for its Shares provided that immediately after such borrowing the amount borrowed does not exceed 33 1/3% of the value of its total assets (including the amount borrowed) less its liabilities (not including any borrowings but including the fair market value at the time of computation of any other senior securities then outstanding). If, due to market fluctuations or other reasons, the value of the Trust's assets falls below the foregoing required coverage requirement, the Trust, within three business days, will reduce its bank debt to the extent necessary to comply with such requirement. To achieve such reduction, it is possible that the Trust may be required to sell portfolio securities at a time when it may be disadvantageous to do so.


     Borrowings other than for temporary or emergency purposes would involve additional risk to the Trust, since the interest expense may be greater than the income from or appreciation of the interests carried by the borrowing. The Trust may be required to maintain minimum average balances in connection with borrowings or to pay a commitment or other fee to maintain a line of credit. Either of these requirements will increase the cost of borrowing over the stated interest rate. Investment activity will continue while the borrowing is outstanding. The purchase of additional portfolio securities while any borrowing is outstanding involves the speculative factor known as "leverage," which will increase the Trust's exposure to capital risk.

HEDGING AND RISK MANAGEMENT TRANSACTIONS

     The Trust is authorized to engage in various interest rate hedging transactions and risk management transactions, including interest rate swaps and the purchase and sale of interest rate caps and floors. These techniques are described in Appendix A. The Trust does not, however, presently intend to engage in such hedging and risk management transactions, and, if the Trust is offering its Shares, will not do so unless and until the Trust's prospectus is revised to reflect this change.

INVESTMENT ADVISORY AGREEMENT


     The Trust has retained the Investment Adviser to manage the Trust's assets, subject to the overall supervision by the Trust's Board of Trustees, including the placing of orders for the purchase and sale of portfolio securities, pursuant to an Investment Advisory Agreement with Morgan Stanley Investment Advisors (the "Advisory Agreement"). See "The Trust and Its Adviser" for a detailed description of the Advisory Agreement.

     The Investment Adviser obtains and evaluates such information and advice relating to the economy, securities markets, and specific securities as it considers necessary or useful to manage continuously the assets of the Trust in a manner consistent with its investment objective and policies. The Trust's Board of Trustees reviews the various services provided by the Investment Adviser to ensure that the Trust's general investment policies and programs are being properly carried out. Under the terms of the Advisory Agreement, the Investment Adviser pays the salaries of all personnel, including officers of the Trust, who are employees of the Investment Adviser.

     Expenses not expressly assumed by the Investment Adviser under the Advisory Agreement will be paid by the Trust. The expenses borne by the Trust include, but are not limited to: charges and expenses of any registrar, custodian, stock transfer and dividend disbursing agent; brokerage commissions; taxes; engraving and printing of share certificates; registration costs of the Trust's Shares in this continuous offering under federal and state securities laws; all expenses of shareholders' and Trustees' meetings and of preparing, printing and mailing proxy statements and reports to shareholders; fees and travel expenses of Trustees or members of any advisory board or committee who are not employees or retired employees of the Investment Adviser or any corporate affiliate thereof; all expenses incident to any dividend or distribution program; charges and expenses of any outside service used for pricing of the Trust's investments; fees and expenses of legal counsel, including counsel to the Trustees who are not interested persons of the Trust or of the Investment Adviser (not including compensation or expenses of attorneys who are employees of the Investment Adviser) and the independent registered public accounting firm; membership dues of industry associations; interest on Trust borrowings; fees and expenses incident to Trust borrowings; postage; insurance premiums on property or personnel (including officers and trustees) of the Trust which inure to its benefit; extraordinary expenses (including, but not limited to, legal claims and liabilities and litigation costs and any indemnification relating thereto); and all other costs of the Trust's operation.

     As full compensation for the services furnished to the Trust, the Trust pays Morgan Stanley Investment Advisors pursuant to the Advisory Agreement, monthly compensation calculated daily at an annual rate of 0.90% of average daily net assets on assets of the Trust up to $500 million, at an annual rate of 0.85% of average daily net assets on assets of the Trust exceeding $500 million up to $1.5 billion, at an annual rate of 0.825% of average daily net assets on assets of the Trust exceeding $1.5 billion up to $2.5 billion, at an annual rate of 0.80% of average daily net assets on assets of the Trust exceeding $2.5 billion up to $3.0 billion and at an annual rate of 0.775% of average daily net assets on assets exceeding $3.0 billion. The sum of this fee and the administration fee is higher than that paid by most other investment companies. See "Administrator and Administration Agreement." For the fiscal years ended September 30, 2002, 2003, and 2004, the Trust accrued to the Investment Adviser total compensation of $16,190,833, $10,823,948 and $10,219,200, respectively.

     The Advisory Agreement provides that in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations thereunder, the Investment Adviser is not liable to the Trust or any of its shareholders for any act or omission by the Investment Adviser or for any losses sustained by the Trust or its shareholders. The Advisory Agreement in no way restricts the Investment Adviser from acting as investment manager or advisor to others.

     The Advisory Agreement was initially approved by the Trustees on February 21, 1997 and by the shareholders of the Fund at a Special Meeting of Shareholders held on May 20, 1997. The Advisory Agreement is substantially identical to a prior investment advisory agreement which was initially approved by the Trustees on December 23, 1992 and by the Trust's shareholders on February 25, 1993 (the "Prior Advisory Agreement"). The Advisory Agreement took effect on May 31, 1997 upon the consummation of the merger of Dean Witter, Discover & Co. with Morgan Stanley Group Inc. The Advisory Agreement may be terminated at any time, without penalty, on 30 days' notice by the Trustees of the Trust, by the holders of a majority, as defined in the Investment Company Act, of the outstanding Shares of the Trust, or by the Investment Adviser. The Advisory Agreement will automatically terminate in the event of its assignment (as defined in the Investment Company Act).

     Under its terms, the Advisory Agreement with Morgan Stanley Investment Advisors had an initial term ending April 30, 1999, and will continue from year to year thereafter, provided continuance of the Advisory Agreement is approved at least annually by the vote of the holders of a majority (as defined in the Investment Company Act) of the outstanding voting securities of the Trust, or by the Trustees of the Trust; provided that in either event such continuance is approved annually by the vote of a majority of the Trustees of the Trust who are not parties to the Advisory Agreement or "interested persons" (as defined in the Investment Company Act) of any such party (the "Independent Trustees"), which vote must be cast in person at a meeting called for the purpose of voting on such approval. At their meeting held on April 21-22, 2004, the Trust's Board of Trustees, including all of the Independent Trustees, approved continuation of the Advisory Agreement until April 30, 2005.

     In approving the Advisory Agreement, the Board of Trustees, including the Independent Trustees, considered the nature, quality and scope of the services provided by the Investment Adviser, the performance, fees and expenses of the Trust compared to other similar investment companies, the Investment Advisor's expenses in providing the services, the profitability of the Investment Adviser and its affiliated companies and other benefits they derive from their relationship with the Trust and the extent to which economies of scale are shared with the Trust. The Independent Trustees met with and reviewed reports from third parties about the foregoing factors and changes, if any, in such items since the preceding year's deliberations. The Independent Trustees noted their confidence in the capability and integrity of the senior management and staff of the Investment Adviser and the financial strength of the Investment Adviser and its affiliated companies. The Independent Trustees weighed the foregoing factors in light of the advice given to them by their legal counsel as to the law applicable to the review of investment advisory contracts. Based upon its review, the Board of Trustees, including all of the Independent Trustees, determined, in the exercise of its business judgment, that approval of the Advisory Agreement was in the best interests of the Trust and its shareholders.

ADMINISTRATOR AND ADMINISTRATION AGREEMENT

     On December 31, 1993, Morgan Stanley Investment Advisors effected an internal reorganization pursuant to which certain administrative activities previously performed by Morgan Stanley Investment Advisors would instead be performed by Morgan Stanley Services, a wholly-owned subsidiary of Morgan Stanley Investment Advisors. Accordingly, the Administration Agreement between Morgan Stanley Investment Advisors and the Trust was terminated and a new Administration Agreement between the Administrator and the Trust was entered into. The foregoing internal reorganization did not result in any change of the management of the Trust's Administrator. The nature and scope of the administrative services being provided to the Trust or any of the fees being paid by the Trust under the new Administration Agreement are identical to those of the previous Agreement. The term "Administrator" refers to Morgan Stanley Investment Advisors prior to this reorganization and to Morgan Stanley Services after December 31, 1993. Morgan Stanley Distributors Inc. (the "Distributor" or "Morgan Stanley Distributors"), the Distributor of the Trust's Shares, is an affiliate of Morgan Stanley Investment Advisors and Morgan Stanley Services and a wholly-owned subsidiary of Morgan Stanley.


     In an earlier internal reorganization which took place in January 1993, investment company-related operations of Morgan Stanley DW Inc. ("Morgan Stanley DW") pursuant to which the administration activities that had been performed by Morgan Stanley DW's InterCapital Division were assumed by the then new company, Morgan Stanley Investment Advisors Inc., and the share distribution activities that had been performed by Morgan Stanley DW were assumed by a separate new company, Morgan Stanley Distributors. Morgan Stanley Investment Advisors refers to the InterCapital Division of Morgan Stanley DW prior to the internal reorganization and to Morgan Stanley Investment Advisors after the reorganization. This internal reorganization did not result in a change of management of the Administrator or Distributor.

     Under the terms of the Administration Agreement, the Administrator maintains certain of the Trust's books and records and furnishes, at its own expense, such office space, facilities, equipment, clerical help, and bookkeeping and certain legal services as the Trust may reasonably require in the conduct of its business, including the preparation of proxy statements and reports required to be filed with federal and state securities commissions (except insofar as the participation or assistance of the independent registered public accounting firm and attorneys is, in the opinion of the Administrator, necessary or desirable). The Administrator also bears the cost of telephone service, heat, light, power and other utilities provided to the Trust.

     As full compensation for the services and facilities furnished to the Trust and expenses of the Trust assumed by the Administrator, the Trust pays the Administrator monthly compensation calculated daily by applying the annual rate of 0.25% to the Trust's average daily net assets. See "Investment Advisory Agreement." For the fiscal years ended September 30, 2002, 2003 and 2004, the Trust accrued to the Administrator total compensation of $4,717,155, $3,109,985 and $2,932,118, respectively.


     The Administration Agreement provides that in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations thereunder, the Administrator is not liable to the Trust or any of its shareholders for any act or omission by the Administrator or for any losses sustained by the Trust or its shareholders. The Administration Agreement in no way restricts the Administrator from acting as administrator or investment manager or advisor to others.


     The Administration Agreement was initially approved by the Trustees on April 17, 1996, in connection with the reincorporation of Morgan Stanley Services in the State of Delaware. The Administration Agreement is substantially identical to the prior administration agreement, initially approved by the Trustees on October 10, 1989, by the Investment Adviser as the sole shareholder on November 20, 1989 and by the Trust's shareholders at a Meeting of Shareholders on June 19, 1991 (the "Prior Administration Agreement"). At their meeting held on October 30, 1992, the Trustees of the Trust, including all the Independent Trustees, approved the assumption by Morgan Stanley Investment Advisors of Morgan Stanley DW's rights and duties under the Prior Administration Agreement, which assumption took place upon the reorganization described above. The Administration Agreement may be terminated at any time, without penalty, on thirty days notice by the Trustees of the Trust, by the holders of a majority, as defined in the Investment Company Act, of the outstanding Shares of the Trust, or by the Administrator. The Administration Agreement will automatically terminate in the event of its assignment (as defined in the Investment Company Act).

     Under its terms, the new Administration Agreement with Morgan Stanley Services had an initial term ending April 30, 1997, and provides that it will continue from year to year thereafter, provided continuance of the Administration Agreement is approved at least annually by the vote of the holders of a majority (as defined in the Investment Company Act) of the outstanding voting securities of the Trust, or by the Trustees of the Trust; provided that in either event such continuance is approved annually by the vote of a majority of the Independent Trustees, which vote must be cast in person at a meeting called for the purpose of voting on such approval. At their meetings held on April 21-22, 2004, the Trust's Board of Trustees, including all of the Independent Trustees, approved continuation of the Administration Agreement until April 30, 2005.


SHARE REPURCHASES AND TENDERS

     The Board of Trustees of the Trust currently intends, each quarter, to consider authorizing the Trust to make tender offers for all or a portion of its then outstanding Shares at the then current net asset value of the Shares. Although such tender offers, if undertaken and completed, will provide some liquidity for holders of the Shares, there can be no assurance that such tender offers will in fact be undertaken, completed or, if completed, that they will provide sufficient liquidity for all holders of Shares who may desire to sell such Shares. As such, investment in the Shares should be considered illiquid.


     Although the Board of Trustees believes that tender offers for the Shares generally would increase the liquidity of the Shares, the acquisition of Shares by the Trust will decrease the total assets of the Trust, and therefore, have the effect of increasing the Trust's expense ratio. Because of the nature of the Trust's investment objective and policies and the Trust's portfolio, the Investment Adviser anticipates potential difficulty in disposing of portfolio securities in order to consummate tender offers for the Shares. As a result, the Trust may be required to borrow money in order to finance repurchases and tenders. The Trust's Declaration of Trust authorizes the Trust to borrow money for such purposes.

     Even if a tender offer has been made, the Trustees' announced policy, which may be changed by the Trustees, is that the Trust cannot accept tenders if (1) such transactions, if consummated, would (a) impair the Trust's status as a regulated investment company under the Code (which would make the Trust a taxable entity, causing the Trust's taxable income to be taxed at the Trust level) or (b) result in a failure to comply with applicable asset coverage requirements or (2) there is, in the judgment of the Trustees, any (a) material legal action or proceeding instituted or threatened challenging such transactions or otherwise materially adversely affecting the Trust, (b) suspension of or limitation on prices for trading securities generally on the NYSE, (c) declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States or New York State, (d) limitation affecting the Trust or the issuers of its portfolio securities imposed by federal or state authorities on the extension of credit by lending institutions, (e) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States or (f) other event or condition which would have a material adverse effect on the Trust or the holders of its Shares if Shares were repurchased. The Trustees may modify these conditions in light of experience.


     Any tender offer made by the Trust for its Shares will be at a price equal to the net asset value of the Shares determined at the close of business on the day the offer ends. During the pendency of any tender offer by the Trust, the Trust will establish procedures which will be specified in the tender offer documents to enable holders of Shares to ascertain readily such net asset value. Each offer will be made and holders of Shares notified in accordance with the requirements of the Securities Exchange Act of 1934 and the Investment Company Act, either by publication or mailing or both. Each offering document will contain such information as is prescribed by such laws and the rules and regulations promulgated thereunder. If any tender offer, after consideration and approval by the Trustees, is undertaken by the Trust, the terms of such tender offer will set forth the maximum number of Shares (if less than all) that the Trust is willing to purchase pursuant to the tender offer. The Trust will purchase, subject to such maximum number of Shares tendered in accordance with the terms of the offer, all Shares tendered unless it determines to accept none of them. In the event that a number of Shares in excess of such maximum number of outstanding Shares are tendered in accordance with the Trust's tender offer, the Trust intends to purchase, on a pro rata basis, an amount of tendered Shares equal to such maximum number of the outstanding Shares or, alternatively, to extend the offering period and increase the number of Shares that the Trust is offering to purchase. The Trust will pay all costs and expenses associated with the making of any tender offer.


     During the fiscal year October 1, 2003 through September 30, 2004, the Trust completed four tender offers. The first tender offer commenced on November 19, 2003 and resulted in the tender of approximately 6,075,272 Shares. The second tender offer commenced on February 18, 2004 and resulted in the tender of approximately 7,048,251 Shares. The third tender offer commenced on May 19, 2004 and resulted in the tender of approximately 7,207,134 Shares. The fourth tender offer commenced on August 18, 2004 and resulted in the tender of approximately 5,680,601 Shares.


     If the Trust must liquidate portfolio holdings in order to purchase Shares tendered, the Trust may realize gains and losses.

EARLY WITHDRAWAL CHARGE


     Any early withdrawal charge to defray distribution expenses will be charged in connection with Shares held for four years or less (calculated from the last day of the month in which the Shares were purchased) which are accepted by the Trust for repurchase pursuant to tender offers, except as noted below. The early withdrawal charge will be imposed on a number of Shares accepted for tender the value of which exceeds the aggregate value at the time the tender is accepted of
(a) all Shares in the account purchased more than four years prior to such acceptance, (b) all Shares in the account acquired through reinvestment of dividends and distributions, and (c) the increase, if any, of value of all other Shares in the account (namely those purchased within the four years preceding the acceptance) over the purchase price of such Shares. Accordingly, the early withdrawal charge is not imposed on Shares acquired through reinvestment of dividends and distributions or on any increases in the net asset value of Shares above the initial purchase price. The early withdrawal charge will be paid to the Investment Adviser. In determining whether an early withdrawal charge is payable, it is assumed that the acceptance of a repurchase offer would be made from the earliest purchase of Shares. Any early withdrawal charge which is required to be imposed will be made in accordance with the following schedule.


                                                    EARLY WITHDRAWAL
           YEAR OF REPURCHASE AFTER PURCHASE             CHARGE
           ---------------------------------             ------
           First                                          3.0%
           Second                                         2.5%
           Third                                          2.0%
           Fourth                                         1.0%
           Fifth and following                            0.0%


     The following example will illustrate the operation of the early withdrawal charge. Assume that an investor purchases $1,000 of the Trust's Shares for cash and that 21 months later the value of the account has grown through the reinvestment of dividends and capital appreciation to $1,200. The investor then may submit for repurchase pursuant to a tender offer up to $200 of Shares without incurring an early withdrawal charge. If the investor should submit for repurchase pursuant to a tender offer $500 of Shares, an early withdrawal charge would be imposed on $300 of the Shares submitted. The charge would be imposed at the rate of 2.5% because it is in the second year after the purchase was made, and the charge would be $7.50. For the fiscal years ended September 30, 2002, 2003 and 2004, Morgan Stanley Investment Advisors informed the Trust that it received approximately $6,319,613, $2,028,000 and $619,985, respectively, in early withdrawal fees.

ORDER PROCESSING FEE

     March 1, 2005, Morgan Stanley DW Inc., will charge clients an order processing fee of $5.25 (except in certain circumstances, including, but not limited to, activity in fee-based accounts, exchanges, dividend reinvestments and systematic investment and withdrawal plans) when a client buys or redeems shares of the Trust. Please consult your Morgan Stanley Financial Advisor for more information regarding this fee.


PURCHASE OF SHARES


     The Trust continuously offers Shares through Morgan Stanley Distributors, which is acting as the distributor of the Shares, and through certain broker-dealers, including Morgan Stanley DW, which have entered into selected dealer agreements with the Distributor ("Selected Broker-Dealers"). The Trust or the Distributor may suspend the continuous offering of the Shares to the general public at any time in response to conditions in the securities markets or otherwise and may thereafter resume such offering from time to time.

     Morgan Stanley Distributors serves as distributor of the Trust's Shares pursuant to a Distribution Agreement initially approved by the Trustees on October 30, 1992. The Distribution Agreement had an initial term ending April 30, 1994, and provides under its terms that it will continue from year to year thereafter if approved by the Board. At their meeting held on April 22, 2004, the Trustees, including all of the Independent Trustees, approved the continuation of the Distribution Agreement until April 30, 2005.

     Neither the Trust, the Distributor nor the Investment Adviser intends to make a secondary market in the Shares. Accordingly, there is not expected to be any secondary trading market in the Shares, and an investment in the Shares should be considered illiquid.


     The minimum investment in the Trust is $1,000. Subsequent purchases of $100 or more may be made by sending a check, payable to Morgan Stanley Prime Income Trust, directly to Morgan Stanley Trust, an affiliate of the Distributor (the "Transfer Agent") at P.O. Box 1040, Jersey City, NJ 07303 or by contacting a Financial Advisor of Morgan Stanley DW or other Selected Broker-Dealer representative. Certificates for Shares purchased will not be issued unless a request is made by the shareholder in writing to the Transfer Agent.

     To help the government fight the funding of terrorism and money laundering activities, federal law requires all financial institutions to obtain, verify and record information that identifies each person who opens an account. What this means to you: When you open an account, we will ask your name, address, date of birth and other information that will allow us to identify you. If we are unable to verify your identity, we reserve the right to restrict additional transactions and/or liquidate your account at the next calculated net asset value after your account is closed (less any applicable sales/account charges and/or tax penalties) or take any other action required by law.

     Shares of the Trust are sold through Morgan Stanley Distributors or a Selected Broker-Dealer on a normal three business day settlement basis; that is, payment generally is due on or before the third business day (settlement date) after the order is placed with the Distributor. Shares of the Trust purchased through the Distributor or a Selected Broker-Dealer are entitled to dividends beginning on the next business day following settlement date. Since the Distributor or a Selected Broker-Dealer forwards investors' funds on settlement date, they may benefit from the temporary use of the funds where payment is made prior thereto.


     The Shares are offered by the Trust at the then current net asset value per Share next computed after the Distributor receives an order to purchase from an investor's dealer or directly from the investor. See "Determination of Net Asset Value in the Statement of Additional Information." The Investment Adviser compensates the Distributor at a rate of 2.75% of the purchase price of Shares purchased from the Trust. The Distributor may reallow to dealers 2.5% of the purchase price of Shares of the Trust purchased by such dealers. If such Shares remain outstanding after one year from the date of their initial purchase, the Investment Adviser currently intends to compensate the Distributor at an annual rate equal to 0.10% of the net asset value of the Shares sold and remaining outstanding. Such 0.10% fee will begin accruing after one year from the date of the initial purchase of the Shares. The compensation to the Distributor described above is paid by the Investment Adviser from its own assets, which may include profits from the advisory fee payable under the Advisory Agreement, as well as borrowed funds. An early withdrawal charge payable to the Investment Adviser of up to 3.0% of the original purchase price of the Shares will be imposed on most Shares held for four years or less that are accepted for repurchase pursuant to a tender offer by the Trust. See "Share Repurchases and Tenders." The compensation paid to the Distributor, including compensation paid in connection with the purchase of Shares from the Trust, the annual payments referred to above and the early withdrawal charge, if any, described above, will not in the aggregate exceed the applicable limit (currently 7.25% of shareholders' purchases of Shares of the Trust) as determined from time to time by the NASD.


DESCRIPTION OF SHARES

GENERAL

     The Trust's Declaration of Trust permits the Trustees to issue an unlimited number of full and fractional Shares of beneficial interest, of $0.01 par value ("Shares"). Share certificates will be issued to the holder of record of Shares upon request. Currently, Shares will be required to be held of record by the investor. The investor's broker may not be reflected as the record holder; however, arrangements for Shares to be held in "street name" may be implemented in the future.

     Shareholders are entitled to one vote for each Share held and to vote on matters submitted to meetings of shareholders. No material amendment may be made to the Trust's Declaration of Trust without the affirmative vote of at least a majority of its Shares represented in person or by proxy at a meeting at which a quorum is present or by written consent without a meeting. Under certain circumstances the Trustees may be removed by action of the Trustees. The shareholders also have the right under certain circumstances to remove the Trustees. Shares have no preemptive or conversion rights and when issued are fully paid and non-assessable.

     The Trust's Declaration of Trust permits the Trustees to divide or combine the Shares into a greater or lesser number of Shares without thereby changing the proportionate beneficial interests in the Trust. Each Share represents an equal proportionate interest in the Trust with each other Share.


     The Trust may be terminated (i) by the affirmative vote of the holders of 80% of its outstanding Shares or (ii) by an instrument signed by a majority of the Trustees and consented to by the holders of 80% of the Trust's outstanding Shares. Upon termination of the Trust, the Trustees will wind up the affairs of the Trust, the Trust's business will be liquidated and the Trust's net assets will be distributed to the Trust's shareholders on a pro rata basis. If not so terminated, the Trust will continue indefinitely.


     The Trust is an entity of the type commonly known as a "Massachusetts business trust." Under Massachusetts law, shareholders of such a trust may, under certain circumstances, be held personally liable as partners for its obligations. However, the Declaration of Trust contains an express disclaimer of shareholder liability for acts or obligations of the Trust, requires that Trust documents include such disclaimer, and provides for indemnification and reimbursement of expenses out of the Trust's property for any shareholder held personally liable for the obligations of the Trust. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the Trust itself would be unable to meet its obligations. Given the nature of the Trust's assets and operations, the possibility of the Trust being unable to meet its obligations is remote. Given the above limitations on shareholders' personal liability and the Trust's ability to meet its indemnification obligations, in the opinion of Massachusetts counsel to the Trust, the risk to Trust shareholders of personal liability is remote.

     The Declaration of Trust further provides that obligations of the Trust are not binding upon the Trustees individually but only upon the property of the Trust. Accordingly, the Trustees will not be liable for errors of judgment or mistakes of fact or law, but nothing in the Declaration of Trust protects a Trustee against any liability to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his office.

ANTI-TAKEOVER PROVISIONS


     The Trust presently has certain anti-takeover provisions in its Declaration of Trust which could have the effect of limiting the ability of other entities or persons to acquire control of the Trust, to cause it to engage in certain transactions or to modify its structure. A Trustee may be removed from office by a written instrument signed by at least two-thirds of the remaining trustees or by a vote of the holders of at least 80% of the Shares. In addition, the affirmative vote or consent of the holders of 80% of the Shares of the Trust (a greater vote than that required by the Investment Company Act and greater than the required vote applicable to business corporations under state law) is required to authorize the conversion of the Trust from a closed-end to an open-end investment company, or generally to authorize any of the following transactions:


          (i) merger or consolidation of the Trust with or into any other corporation, association, trust or other organization;

          (ii) issuance of any securities of the Trust to any person or entity for cash;

         (iii) sale, lease or exchange of all or any substantial part of the assets of the Trust, to any entity or person (except assets having an aggregate fair market value of less than $1,000,000, aggregating similar transactions over a 12-month period); or

          (iv) sale, lease or exchange to the Trust, in exchange for securities of the Trust, of any assets of any entity or person (except assets having an aggregate fair market value of less than $1,000,000, aggregating similar transactions over a 12-month period)

if such corporation, person or entity is directly, or indirectly through affiliates, the beneficial owner of 5% or more of the outstanding Shares of the Trust. However, such 80% vote or consent will not be required with respect to the foregoing transactions where the Board of Trustees under certain conditions approves the transaction, in which case, a majority shareholder vote or consent will be required. Furthermore, any amendment to the provisions in the Declaration of Trust requiring a 80% shareholder vote or consent for the foregoing transactions similarly requires an 80% shareholder vote or consent.

     The foregoing provisions will make more difficult a change in the Trust's management, or consummation of the foregoing transactions without the Trustees' approval, and would, in the event a secondary market were to develop in the Shares, have the effect of depriving shareholders of an opportunity to sell their Shares at a premium over prevailing market prices by discouraging a third party from seeking to obtain control of the Trust in a tender offer or similar transaction. However, the Board of Trustees has considered these anti-takeover provisions and believes that they are in the shareholders' best interests and benefit shareholders by providing the advantage of potentially requiring persons seeking control of the Trust to negotiate with its management regarding the price to be paid and facilitating the continuity of the Trust's management. Reference should be made to the Declaration of Trust on file with the SEC for the full text of these provisions.


DIVIDENDS AND DISTRIBUTIONS

     It is the Trust's present policy, which may be changed by the Board of Trustees, to declare daily and pay monthly dividends to shareholders from net investment income of the Trust. Distributions to holders of Shares cannot be assured, and the amount of each monthly distribution is expected to vary. The Trust intends to distribute all of the Trust's net investment income on an annual basis. Net investment income of the Trust consists of all interest income and fee and other ordinary income earned by the Trust on its portfolio assets, less all expenses of the Trust. The Trust will distribute its capital gains (after offset for any available loss carryovers), if any, at least once per year, but it may make such distributions on a more frequent basis to comply with the distribution requirements of the Tax Reform Act of 1986, as amended, but in all events in a manner consistent with the Investment Company Act.

     All dividends and capital gains distributions are reinvested automatically in full and fractional Shares at the net asset value per Share determined on the payable date of such dividend or distribution. A shareholder may, at any time, by written notification to the Transfer Agent, elect to have subsequent dividends or capital gains distributions, or both, paid in cash rather than reinvested, in which event payment will be mailed on or about the payment date.

TAX CONSEQUENCES

     The Trust intends to qualify and remain qualified as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended. As such, the Trust will not be subject to federal income tax on its net investment income and capital gains, if any, to the extent that it distributes such income and capital gains to its shareholders. Shareholders will normally have to pay federal income taxes, and any state and/or local income taxes on the distributions they receive from the Trust. Distributions of net investment income and short-term capital gains are taxable to the shareholders as ordinary income. Distributions of long-term capital gains, if any, are taxable to the shareholders as long-term capital gains. Tax issues relating to the Trust are not generally a consideration for shareholders such as tax-exempt entitites and tax-advantaged retirement vehicles such as an IRA or a 401(k) plan. Shareholders are urged to consult their own tax professionals regarding specific questions as to federal, state or local taxes.

     At the end of each calendar year, shareholders will receive a statement showing the taxable distributions paid to them in the preceding year. The statement provides information on their dividends and capital gains for tax purposes.

LEGAL COUNSEL


     Clifford Chance US LLP, located at 31 West 52nd Street, New York, NY 10019, acts as the Trust's legal counsel.


CUSTODIAN, DIVIDEND DISBURSING AND TRANSFER AGENT


     The Bank of New York, 100 Church Street, New York, NY 10286, is the Trust's custodian and has custody of all securities and cash of the Trust. The custodian, among other things, attends to the collection of principal and income and payment for collection of proceeds of securities bought and sold by the Trust. Any of the Trust's cash balances with the Custodian in excess of $100,000 are unprotected by federal deposit insurance. Such balances may, at times, be substantial.

     Morgan Stanley Trust, Harborside Financial Center, Plaza Two, Jersey City, NJ 07311, an affiliate of the Investment Adviser, the Administrator and the Distributor, is the dividend disbursing and transfer agent of the Trust. Morgan Stanley Trust charges the Trust an annual per shareholder account fee and is reimbursed for its out-of-pocket expenses.


EXPERTS


     The September 30, 2004 financial statements of the Trust, included in the STATEMENT OF ADDITIONAL INFORMATION and incorporated by reference herein, have been so included in reliance upon the report of Deloitte & Touche LLP, the Trust's independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.


ADDITIONAL INFORMATION


     The Investment Adviser and/or the distributor may pay compensation (out of their own funds and not as an expense of the Trust) to certain affiliated or unaffiliated brokers, dealers or other financial intermediaries or service providers in connection with the sale or retention of Trust shares and/or shareholder servicing. Such compensation may be significant in amount and the prospect of receiving any such additional compensation may provide such affiliated or unaffiliated entities with an incentive to favor sales of shares of the Trust over other investment options. Any such payments will not change the net asset value or the price of the Trust's shares. For more information, please see the Trust's STATEMENT OF ADDITIONAL INFORMATION.

CODES OF ETHICS

     The Trust, the Investment Adviser and Morgan Stanley Distributors Inc. have each adopted a Code of Ethics pursuant to Rule 17j-1 under the Investment Company Act. The Codes of Ethics are designed to detect and prevent improper personal trading. The Codes of Ethics permit personnel subject to the Codes to invest in securities, including securities that may be purchased, sold or held by the Trust, subject to a number of restrictions and controls, including prohibitions against purchases of securities in an Initial Public Offering and a preclearance requirement with respect to personal securities transactions.


SHAREHOLDER INQUIRIES

     All inquiries regarding the Trust should be directed to the Trust at the telephone number or address set forth on the front cover of this PROSPECTUS.


     This PROSPECTUS does not contain all of the information set forth in the Registration Statement that the Trust has filed with the SEC. The complete Registration Statement may be obtained from the SEC upon payment of the fee prescribed by the Rules and Regulations of the SEC. Reports and other information about the Fund are available on the EDGAR Database on the SEC's Internet site (www.sec.gov) and copies of this information may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov or writing the Public Reference Section of the SEC, Washington, DC 20549-0102.


LITIGATION


     On November 14, 2001, an alleged class action lawsuit was filed on behalf of certain investors in Morgan Stanley Prime Income Trust alleging that, during the period from November 1, 1998 through April 26, 2001, the Trust, its investment advisor and a related entity, its administrator, certain of its officers, and certain of its Trustees violated certain provisions of the Securities Act of 1933 and common law by allegedly misstating the Trust's net asset value in its prospectus, registration statement and financial reports. On November 8, 2002, the court denied defendants' motion to dismiss the complaint. Each of the defendants believes the lawsuit to be without merit and intends to vigorously contest the action. No provision has been made in the Trust's financial statements for the effect, if any, of such matters. On October 15, 2004 the parties entered into a Stipulation of Settlement to resolve the matter. Pursuant to the Stipulation of Settlement, the lead Plaintiff will file a notice
(i) seeking preliminary approval of the Settlement Order, (ii) directing dissemination of a notice to the Class and (iii) requesting a fairness hearing.

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION


The Trust and its Adviser                                                            4
Investment Objective and Investment Restrictions                                     7
Management of the Trust                                                              9
Control Persons and Principal Holders of Securities                                 18
Portfolio Transactions                                                              18
Determination of Net Asset Value                                                    19
Taxation                                                                            20
Description of Shares                                                               21
Yield Information                                                                   23
Reports to Shareholders                                                             23
Fund Counsel                                                                        24
Experts                                                                             24
Additional Information                                                              24
Financial Statements                                                                25
Morgan Stanley Investment Management Proxy Voting Policy and Procedures     Appendix A

                                                                      APPENDIX A

HEDGING TRANSACTIONS


     INTEREST RATE AND OTHER HEDGING TRANSACTIONS. The Trust may in the future enter into various interest rate hedging and risk management transactions; however, it does not presently intend to engage in such transactions and will do so only after providing 30 days' written notice to shareholders. If in the future the Trust were to engage in such transactions, it expects to do so primarily to seek to preserve a return on a particular investment or portion of its portfolio, and may also enter into such transactions to seek to protect against decreases in the anticipated rate of return on floating or variable rate financial instruments the Trust owns or anticipates purchasing at a later date, or for other risk management strategies such as managing the effective dollar-weighted average duration of the Trust's portfolio. In addition, with respect to fixed-income securities in the Trust's portfolio or to the extent an active secondary market develops in interests in Senior Loans in which the Trust may invest, the Trust may also engage in hedging transactions to seek to protect the value of its portfolio against declines in net asset value resulting from changes in interest rates or other market changes. The Trust will not engage in any of the transactions for speculative purposes and will use them only as a means to hedge or manage the risks associated with assets held in, or anticipated to be purchased for, the Trust's portfolio or obligations incurred by the Trust. The successful utilization of hedging and risk management transactions requires skills different from those needed in the selection of the Trust's portfolio securities. The Investment Adviser currently actively utilizes various hedging techniques in connection with its management of other fixed income portfolios and the Trust believes that the Investment Adviser possesses the skills necessary for the successful utilization of hedging and risk management transactions. The Trust will incur brokerage and other costs in connection with its hedging transactions.

     The types of hedging transactions in which the Trust is most likely to engage are interest rate swaps and the purchase or sale of interest rate caps or floors. The Trust will not sell interest rate caps or floors that it does not own. Interest rate swaps involve the exchange by the Trust with another party of their respective obligations to pay or receive interest, e.g., an exchange of an obligation to make floating rate payments for an obligation to make fixed rate payments. The purchase of an interest rate cap entitles the purchaser, to the extent that a specified index exceeds a predetermined interest rate, to receive payments of interest at the difference of the index and the predetermined rate on a notional principal amount (the reference amount with respect to which payment obligations are determined, although no actual exchange of principal occurs) from the party selling such interest rate cap. The purchase of an interest rate floor entitles the purchaser, to the extent that a specified index falls below a predetermined interest rate, to receive payments of interest at the difference of the index and the predetermined rate on a notional principal amount from the party selling such interest rate floor.

     In circumstances in which the Investment Adviser anticipates that interest rates will decline, the Trust might, for example, enter into an interest rate swap as the floating rate payor. In the case where the Trust purchases such an interest rate swap, if the floating rate payments fell below the level of the fixed rate payment set in the swap agreement, the Trust's counterparty would pay the Trust amounts equal to interest computed at the difference between the fixed and floating rates over the notional principal amount. Such payments would offset or partially offset the decrease in the payments the Trust would receive in respect of floating rate assets being hedged. In the case of purchasing an interest rate floor, if interest rates declined below the floor rate, the Trust would receive payments from its counterparty which would wholly or partially offset the decrease in the payments it would receive in respect of the financial instruments being hedged.

     The successful use of swaps, caps and floors to preserve the rate of return on a portfolio of financial instruments depends on the Investment Advisor's ability to predict correctly the direction and degree of movements in interest rates. Although the Trust believes that use of the hedging and risk management techniques described above will benefit the Trust, if the Investment Advisor's judgment about the direction or extent of the movement in interest rates is incorrect, the Trust's overall performance would be worse than if it had not entered into any such transactions. For example, if the Trust had purchased an interest rate swap or an interest rate floor to hedge against its expectation that interest rates would decline but instead interest rates rose, the Trust would lose part or all of the benefit of the increased payments it would receive as a result of the rising interest rates because it would have to pay amounts to its counterparty under the swap agreement or would have paid the purchase price of the interest rate floor.


     Any interest rate swaps entered into by the Trust would usually be done on a net basis, i.e., where the two parties make net payments with the Trust receiving or paying, as the case may be, only the net amount of the two payments. Inasmuch as any such hedging transactions entered into by the Trust will be for good-faith risk management purposes, the Investment Adviser and the Trust believe such obligations do not constitute senior securities and, accordingly, will not treat them as being subject to its investment restrictions on borrowing. The net amount of the excess, if any, of the Trust's obligations over its entitlements with respect to each interest rate swap will be accrued and an amount of cash or liquid portfolio securities having an aggregate net asset value at least equal to the accrued excess will be maintained in a segregated account by the Trust's custodian.

     The Trust will not enter into interest rate swaps, caps or floors if on a net basis the aggregate notional principal amount with respect to such transactions exceeds the net assets of the Trust. Thus, the Trust may enter into interest rate swaps, caps or floors with respect to its entire portfolio.

     There is no limit on the amount of interest rate swap transactions that may be entered into by the Trust. These transactions do not involve the delivery of securities or other underlying assets or principal. Accordingly, the risk of loss with respect to interest rate swaps is limited to the net amount of interest payments that the Trust is contractually obligated to make. If the other party to an interest rate swap defaults, the Trust's risk of loss consists of the net amount of interest payments that the Trust contractually is entitled to receive. The creditworthiness of firms with which the Trust enters into interest rate swaps, caps or floors will be monitored on an ongoing basis by the Investment Adviser pursuant to procedures adopted and reviewed, on an ongoing basis, by the Board of Trustees of the Trust. If a default occurs by the other party to such transaction, the Trust will have contractual remedies pursuant to the agreements related to the transaction but such remedies may be subject to bankruptcy and insolvency laws which could affect the Trust's rights as a creditor. The swap market has grown substantially in recent years with a large number of banks and investment banking firms acting both as principals and as agents utilizing standardized swap documentation. As a result, the swap market has become relatively liquid. Caps and floors are more recent innovations and they are less liquid than swaps.


     The Trust is also authorized to enter into hedging transactions involving financial futures and options, but presently believes it is unlikely that it would enter into such transactions. The Trust may also invest in any new financial products which may be developed to the extent determined by the Board of Trustees to be consistent with its investment objective and otherwise in the best interests of the Trust and its shareholders. The Trust will engage in such transactions only to the extent permitted under applicable law and after providing 30 days' written notice to shareholders.

Morgan Stanley Prime Income Trust
1221 Avenue of the Americas
New York, New York 10020

TRUSTEES
Michael Bozic
Charles A. Fiumefreddo
Edwin J. Garn
Wayne E. Hedien
James F. Higgins
Manuel H. Johnson
Joseph J. Kearns
Michael E. Nugent

Fergus Reid


OFFICERS
Charles A. Fiumefreddo
Chairman
Mitchell M. Merin
President

Ronald E. Robison

Executive Vice President and Principal Executive
Officer
Joseph J. McAlinden
Vice President

Barry Fink
Vice President
Amy R. Doberman
Vice President
Carsten Otto
Vice President

Stefanie V. Chang
Vice President
Thomas F. Caloia
Vice President
Francis J. Smith
Treasurer Chief Financial Officer
Mary E. Mullin
Secretary

CUSTODIAN
The Bank of New York
100 Church Street
New York, New York 10286

TRANSFER AGENT AND
DIVIDEND DISBURSING AGENT
Morgan Stanley Trust
Harborside Financial Center
Plaza Two
Jersey City, New Jersey 07311


INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281


INVESTMENT ADVISER

Morgan Stanley Investment Advisors Inc.
1221 Avenue of the Americas
New York, New York 10020

ADMINISTRATOR
Morgan Stanley Services Company Inc.
1221 Avenue of the Americas
New York, New York 10020

DISTRIBUTOR
Morgan Stanley Distributors Inc.
1221 Avenue of the Americas
New York, New York 10020

MORGAN STANLEY
PRIME INCOME TRUST

[GRAPHIC]


                                                  PROSPECTUS -- JANUARY   , 2005

STATEMENT OF ADDITIONAL INFORMATION                      MORGAN STANLEY
                                                         PRIME INCOME TRUST

JANUARY    , 2005



        This STATEMENT OF ADDITIONAL INFORMATION is not a prospectus. The
Prospectus (dated January   , 2005) for Morgan Stanley Prime Income Trust may be
obtained without charge from the Trust at its address or telephone number listed below or from Morgan Stanley DW Inc. at any of its branch offices.


Morgan Stanley
Prime Income Trust
1221 Avenue of the Americas
New York, New York 10020
(800) 869-NEWS

TABLE OF CONTENTS


The Trust and its Advisor                                               4
Investment Objective and Investment Restrictions                        7
Management of the Trust                                                 9
Control Persons and Principal Holders of Securities                    20
Portfolio Transactions                                                 20
Determination of Net Asset Value                                       21
Taxation                                                               21
Description of Shares                                                  23
Yield Information                                                      24
Reports to Shareholders                                                25
Legal Counsel                                                          25
Experts                                                                25
Revenue Sharing                                                        25
Additional Information                                                 26
Financial Statements                                                   27
Investment Management Proxy Voting Policy and Procedures       Appendix A

GLOSSARY OF SELECTED DEFINED TERMS

      The terms defined in this glossary are frequently used in this STATEMENT OF ADDITIONAL INFORMATION (other terms used occasionally are defined in the text of the document).

"CUSTODIAN" -- The Bank of New York.

"FINANCIAL ADVISORS" -- Morgan Stanley authorized financial services representatives.


"INDEPENDENT TRUSTEES" -- Trustees who are not "interested persons" (as defined by the Investment Company Act of 1940, as amended ("Investment Company Act")) of the Trust.

"INVESTMENT ADVISER" -- Morgan Stanley Investment Advisors Inc., a wholly-owned investment adviser subsidiary of Morgan Stanley.


"MORGAN STANLEY & CO." -- Morgan Stanley & Co. Incorporated, a wholly-owned broker-dealer subsidiary of Morgan Stanley.

"MORGAN STANLEY DISTRIBUTORS" -- Morgan Stanley Distributors Inc., a wholly-owned broker-dealer subsidiary of Morgan Stanley.

"MORGAN STANLEY DW" -- Morgan Stanley DW Inc., a wholly-owned broker-dealer subsidiary of Morgan Stanley.


"MORGAN STANLEY FUNDS" -- Registered investment companies for which the Morgan Stanley Investment Advisors Inc. serves as the investment advisor and that hold themselves out to investors as related companies for investment and investor services.

"MORGAN STANLEY SERVICES" -- Morgan Stanley Services Company Inc., a wholly-owned fund services subsidiary of the Investment Adviser.


"MORGAN STANLEY TRUST" -- Morgan Stanley Trust, a wholly-owned transfer agent subsidiary of Morgan Stanley.

"TRUST" -- Morgan Stanley Prime Income Trust, a registered closed-end investment company.

"TRUSTEES" -- The Board of Trustees of the Trust.

THE TRUST AND ITS ADVISOR


      Morgan Stanley Prime Income Trust (the "Trust") is a closed-end management investment company whose investment objective is to provide a high level of current income consistent with the preservation of capital. The Trust seeks to achieve its objective through investment primarily in senior collateralized loans ("Senior Loans") to corporations, partnerships and other entities ("Borrowers"). No assurance can be given that the Trust will achieve its investment objective. The Trust is designed primarily for long-term investment and not as a trading vehicle.


      The Trust is a "non-diversified" fund and, as such, its investments are not required to meet certain diversification requirements under federal securities law. Compared with "diversified" funds, the Trust may invest a greater percentage of its assets in the Senior Loans of an individual corporation. Thus, the Trust's assets may be concentrated in fewer loans than other funds. A decline in the value of those investments would cause the Trust's overall value to decline to a greater degree. The Trust's investments, however, are currently diversified and may remain diversified in the future.

      The Trust is a trust of a type commonly known as a "Massachusetts business trust" and was organized under the laws of Massachusetts on August 17, 1989 under the name "Allstate Prime Income Trust." Effective March 1, 1993, the Trust Agreement was amended to change the name of the Trust to "Prime Income Trust." Such amendment was made upon the approval by the shareholders of an investment advisory agreement with Morgan Stanley Investment Advisors. On June 22, 1998, the Trustees of the Trust adopted an Amendment to the Trust's Declaration of Trust changing its name to "Morgan Stanley Dean Witter Prime Income Trust." On June 18, 2001, the Trustees of the Trust adopted an Amendment to the Trust's Declaration of Trust changing its name to "Morgan Stanley Prime Income Trust." The Trust commenced operations on November 30, 1989, following completion of a firm commitment initial underwriting for 10,921,751 Shares, with net proceeds to the Trust of $109,217,510. The Trust commenced the continuous offering of its Shares on December 4, 1989. The Trust's principal office is located at 1221 Avenue of the Americas, New York, New York 10020 and its telephone number is
(800) 869-NEWS. The Trust is offering continuously its Shares of beneficial interest, $.01 par value (the "Shares"). See "Purchase of Shares."

      An investment in Shares offers several benefits. The Trust offers investors the opportunity to receive a high level of current income by investing in a professionally managed portfolio comprised primarily of Senior Loans, a type of investment typically not available to individual investors. In managing such a portfolio, the Investment Advisor provides the Trust and its shareholders with professional credit analysis and portfolio diversification. The Trust also relieves the investor of burdensome administrative details involved in managing a portfolio of Senior Loans, even if they were available to individual investors. Such benefits are at least partially offset by the expenses involved in operating an investment company, which consist primarily of management and administrative fees and operational costs. See "Investment Advisory Agreement" and "Administrator and Administration Agreement."


      On February 21, 1997 the Trust's Trustees approved a new investment advisory agreement (the "Advisory Agreement") with Morgan Stanley Investment Advisors in connection with the merger of Dean Witter, Discover & Co. with Morgan Stanley Group Inc. (the "Merger"). The Trust's shareholders voted to approve the Advisory Agreement with Morgan Stanley Investment Advisors at a Special Meeting of Shareholders held on May 20, 1997. The Advisory Agreement took effect on May 31, 1997 upon the consummation of the Merger. Morgan Stanley Investment Advisors is a wholly-owned subsidiary of Morgan Stanley Dean Witter & Co. ("Morgan Stanley"). The Advisory Agreement is substantially identical to a prior investment advisory agreement which was initially approved by the Trust's Trustees on December 23, 1992 and by the Trust's shareholders on February 25, 1993, entered into with Morgan Stanley Investment Advisors as a consequence of the withdrawal of Allstate Investment Management Company from its investment company advisory activities and its concomitant resignation as the Trust's Investment Adviser.

      Morgan Stanley Investment Advisors and its wholly-owned subsidiary, Morgan Stanley Services Company Inc., serve in various investment management, advisory, management and administrative capacities to investment companies, 17 of which are listed on the New York Stock Exchange, with combined assets of approximately $ billion at December 31, 2004.

      The Trust is managed within Morgan Stanley Investment Management's Senior Loan Team. Howard Tiffen, Managing Director of Morgan Stanley Investment Management, has been the primary portfolio manager primarily responsible for the management of the Trust's portfolio since January 2004. Mr. Tiffen has been managing senior loan portfolios for Van Kampen Asset Management and Morgan Stanley Investment Management since December, 1999. Prior to joining Van Kampen Asset Management and Morgan Stanley Investment Management, Mr. Tiffen was senior portfolio manager for Pilgrim Investments' Senior Floating Rate Investment Management business from 1995 to 1999. Mr. Egan has been a member of the Morgan Stanley Investment Management Senior Loan Team since April 1998. Prior to that, Mr. Egan was a Vice President and Senior Credit Officer with The Industrial Bank of Japan.

      Morgan Stanley Investment Advisors is the investment manager or investment adviser of the following investment companies, which are collectively referred to as the "Morgan Stanley Funds":


OPEN-END FUNDS

  1   Active Assets California Tax-Free Trust
  2   Active Assets Government Securities Trust
  3   Active Assets Institutional Government Securities Trust
  4   Active Assets Institutional Money Trust
  5   Active Assets Money Trust
  6   Active Assets Tax-Free Trust
  7   Morgan Stanley Aggressive Equity Fund
  8   Morgan Stanley Allocator Fund
  9   Morgan Stanley American Opportunities Fund
 10   Morgan Stanley Balanced Growth Fund
 11   Morgan Stanley Balanced Income Fund
 12   Morgan Stanley Biotechnology Fund
 13   Morgan Stanley California Tax-Free Daily Income Trust
 14   Morgan Stanley California Tax-Free Income Fund
 15   Morgan Stanley Capital Opportunities Trust
 16   Morgan Stanley Convertible Securities Trust
 17   Morgan Stanley Developing Growth Securities Trust
 18   Morgan Stanley Dividend Growth Securities Inc.

 19   Morgan Stanley Equally-Weighted S&P 500 Fund
 20   Morgan Stanley European Equity Fund Inc.
 21   Morgan Stanley Federal Securities Trust
 22   Morgan Stanley Flexible Income Trust
 23   Morgan Stanley Financial Services Trust
 24   Morgan Stanley Fundamental Value Fund
 25   Morgan Stanley Fund of Funds
 26   Morgan Stanley Global Advantage Fund
 27   Morgan Stanley Global Dividend Growth Securities
 28   Morgan Stanley Global Utilities Fund
 29   Morgan Stanley Growth Fund
 30   Morgan Stanley Health Sciences Trust

 31   Morgan Stanley High Yield Securities Inc.
 32   Morgan Stanley Income Builder Fund
 33   Morgan Stanley Information Fund
 34   Morgan Stanley International Fund

 35   Morgan Stanley International SmallCap Fund
 36   Morgan Stanley International Value Equity Fund
 37   Morgan Stanley Japan Fund
 38   Morgan Stanley KLD Social Index Fund

 39   Morgan Stanley Limited Duration Fund
 40   Morgan Stanley Limited Duration U.S. Treasury Trust
 41   Morgan Stanley Limited Term Municipal Trust
 42   Morgan Stanley Liquid Asset Fund Inc.
 43   Morgan Stanley Mid-Cap Value Fund
 44   Morgan Stanley Nasdaq-100 Index Fund
 45   Morgan Stanley Natural Resource Development Securities Inc.
 46   Morgan Stanley New York Municipal Money Market Trust
 47   Morgan Stanley New York Tax-Free Income Fund
 48   Morgan Stanley Pacific Growth Fund
 49   Morgan Stanley Quality Income Trust
 50   Morgan Stanley Real Estate Fund
 51   Morgan Stanley S&P 500 Index Fund
 52   Morgan Stanley Select Dimensions Investment Series
 53   Morgan Stanley Small-Mid Special Value Fund
 54   Morgan Stanley Special Growth Fund
 55   Morgan Stanley Special Value Fund
 56   Morgan Stanley Strategist Fund
 57   Morgan Stanley Tax-Exempt Securities Trust
 58   Morgan Stanley Tax-Free Daily Income Trust
 59   Morgan Stanley Total Market Index Fund
 60   Morgan Stanley Total Return Trust
 61   Morgan Stanley U.S. Government Money Market Trust
 62   Morgan Stanley U.S. Government Securities Trust
 63   Morgan Stanley Utilities Fund
 64   Morgan Stanley Value Fund
 65   Morgan Stanley Variable Investment Series


CLOSED-END FUNDS

  1   Morgan Stanley California Insured Municipal Income Trust
  2   Morgan Stanley California Quality Municipal Securities
  3   Morgan Stanley Government Income Trust
  4   Morgan Stanley Income Securities Inc.
  5   Morgan Stanley Insured California Municipal Securities
  6   Morgan Stanley Insured Municipal Bond Trust
  7   Morgan Stanley Insured Municipal Income Trust
  8   Morgan Stanley Insured Municipal Securities

  9   Morgan Stanley Insured Municipal Trust
 10   Morgan Stanley Municipal Income Opportunities Trust
 11   Morgan Stanley Municipal Income Opportunities Trust II
 12   Morgan Stanley Municipal Income Opportunities Trust III
 13   Morgan Stanley Municipal Premium Income Trust
 14   Morgan Stanley New York Quality Municipal Securities
 15   Morgan Stanley Prime Income Trust
 16   Morgan Stanley Quality Municipal Income Trust
 17   Morgan Stanley Quality Municipal Investment Trust
 18   Morgan Stanley Quality Municipal Securities

      Morgan Stanley Investment Advisors also serves as sub-administrator of Templeton Global Governments Income Trust, a closed-end investment company.

INVESTMENT OBJECTIVE AND INVESTMENT RESTRICTIONS


      The Trust seeks to provide a high level of current income consistent with the preservation of capital. The Trust seeks to achieve its investment objective through investment primarily in senior collateralized loans to corporations, partnerships and other entities.


      The investment restrictions listed below have been adopted by the Trust as fundamental policies, which may not be changed without the vote of a majority, as defined in the Investment Company Act, of the outstanding voting securities of the Trust. All other investment policies or practices, other than the Trust's investment policy with respect to Senior Loans, are considered by the Trust not to be fundamental and accordingly may be changed without shareholder approval. All percentage limitations apply immediately after a purchase or initial investment, and any subsequent change in any applicable percentage resulting from market fluctuations or other changes in the amount of total or net assets does not require elimination of any security from the portfolio.

      The Trust may not:


      1. Invest more than 25% of the Trust's total assets in the securities of any one issuer or, with respect to 50% of the Trust's total assets, purchase any securities (other than obligations issued or guaranteed by the U.S. Government or by its agencies or instrumentalities), if as a result more than 5% of the Trust's total assets would then be invested in securities of a single issuer or if as a result the Trust would hold more than 10% of the outstanding voting securities of any single issuer. For purposes of this restriction and restriction number two, the Trust will consider a Borrower to be the issuer of a Participation and, with respect to Participations under which the Trust does not have privity with the Borrower or would not have a direct cause of action against the Borrower in the event of its failure to pay scheduled principal or interest, the Trust will also separately meet the requirements contained in this investment restriction and consider each person interpositioned between the Borrower and the Trust to be an issuer of the Participation.


      2. Invest 25% or more of the value of its total assets in securities of issuers in any one industry (the electric, gas, water and telephone utility industries will be treated as separate industries for purposes of this restriction); provided that this limitation shall not apply with respect to obligations issued or guaranteed by the U.S. Government or by its agencies or instrumentalities; and provided further that the Trust will (once at least 80% of the Trust's assets are invested in Senior Loans) invest more than 25% and may invest up to 100% of its total assets in securities of issuers in the industry group consisting of financial institutions and their holding companies, including commercial banks, thrift institutions, insurance companies and finance companies. (See restriction number one for the definition of issuer for purposes of this restriction.)

      3. Invest in common stock, except that the Trust may acquire warrants or other equity securities incidental to the purchase of an interest in a Senior Loan.

      4. Invest in securities of any issuer if, to the knowledge of the Trust, any officer or trustee of the Trust or any officer or director of the Investment Advisor or Morgan Stanley DW owns more than 1/2 of 1% of the outstanding securities of such issuer, and such officers, trustees and directors who own more than 1/2 of 1% own in the aggregate more than 5% of the outstanding securities of such issuer.

      5. Purchase or sell real estate or interests therein,commodities or commodity contracts except pursuant to the exercise by the Trust of its rights under Loan Agreements, except to the extent the interest in Senior Loans the Trust may invest in are considered to be interests in real estate, commodities or commodities contracts and except to the extent that hedging instruments the Trust may invest in are considered to be commodities or commodities contracts.

      6. Purchase oil, gas or other mineral leases, rights or royalty contracts, or exploration or development programs, except pursuant to the exercise by the Trust of its rights under Loan Agreements. In addition, the Trust may purchase securities of issuers which deal in, represent interests in or are secured by interests in such leases, rights or contracts.

      7. Write, purchase or sell puts, calls or combinations thereof, except for options on futures contracts or options on debt securities.

      8. Purchase securities of other investment companies, except in connection with a merger, consolidation, reorganization or acquisition of assets or, by purchase in the open market of securities of closed-end investment companies where no underwriter's or dealer's commission or profit, other than customary broker's commissions, is involved and only if immediately thereafter not more than: (a) 5% of the Trust's total assets would be invested in any one such company and (b) 10% of the Trust's total assets would be invested in such securities. The Trust will rely on representations of Borrowers in Loan Agreements in determining whether such Borrowers are investment companies.

      9. Borrow money, except that the Trust may borrow from a bank for temporary or emergency purposes or for the repurchase of Shares, provided that immediately after such borrowing the amount borrowed does not exceed 331/3% of the value of its total assets (including the amount borrowed) less its liabilities (not including any borrowings but including the fair market value at the time of computation of any other senior securities which are outstanding at the time).

      10. Pledge, mortgage or hypothecate its assets or assign or otherwise encumber them, except to secure borrowings effected within the limitations set forth in Restriction 9 (and then only to the extent of 331/3% of the value of the Trust's total assets) and except pursuant to reverse repurchase agreements as provided in this Prospectus. However, for the purpose of this restriction, collateral arrangements with respect to the writing of options and collateral arrangements with respect to initial margin for futures are not deemed to be pledges of assets.

      11. Issue senior securities, as defined in the Investment Company Act, except insofar as the Trust may be deemed to have issued a senior security by reason of: (a) entering into any repurchase agreement; (b) purchasing any securities on a when-issued or delayed delivery basis; (c) entering into the hedging transactions described in this prospectus, including Appendix A; (d) borrowing money in accordance with restrictions described above; or (e) lending portfolio securities.

      12. Make loans of money or securities, except: (a) by acquiring interests in Senior Loans and making other permitted investments in accordance with its investment objective; (b) by entering into repurchase agreements (provided that no more than 10% of the Trust's total assets will be invested in repurchase agreements that do not mature within seven days) or reverse repurchase agreements; and (c) by lending its portfolio securities (provided that the Trust may not lend its portfolio securities in excess of 25% of its total assets).

      13.  Make short sales of securities.

      14. Purchase securities on margin. Neither the deposit of initial or variation margin in connection with hedging transactions nor short-term credits as may be necessary for the clearance of such transactions is considered the purchase of a security on margin.

      15. Engage in the underwriting of securities, except to the extent the Trust may be deemed to be an underwriter in connection with the sale of or granting of interests in Senior Loans or other securities acquired by the Trust.

      16. Make investments for the purpose of exercising control or management of any other issuer, except to the extent that exercise by the Trust of its rights under Loan Agreements would be deemed to constitute such control or participation.


      The Trust generally will not engage in the trading of securities for the purpose of realizing short-term profits, but it will adjust its portfolio as it deems advisable in view of prevailing or anticipated market conditions to accomplish the Trust's investment objective. For example, the Trust may sell portfolio securities in anticipation of a movement in interest rates. Frequency of portfolio turnover will not be a limiting factor if the Trust considers it advantageous to purchase or sell securities. The Trust anticipates that the annual portfolio turnover rate of the Trust will be less than 100%. A high rate of portfolio turnover involves correspondingly greater expenses than a lower rate, which expenses must be borne by the Trust and its shareholders. High portfolio turnover also may result in the realization of substantial net short-term capital gains. In order to continue to qualify as a regulated investment company for federal income tax purposes, less than 30% of the annual gross income of the Trust must be derived from the sale of securities held by the Trust for less than three months. See "Taxation." The Trust's portfolio turnover rate for the fiscal year ended September 30, 2004 was 87%.

MANAGEMENT OF THE TRUST

A. BOARD OF TRUSTEES

      The Board of Trustees of the Trust oversees the management of the Trust but does not itself manage the Trust. The Trustees review various services provided by or under the direction of the Investment Adviser to ensure that the Trust's general investment policies and programs are properly carried out. The Trustees also conduct their review to ensure that administrative services are provided to the Trust in a satisfactory manner.

      Under state law, the duties of the Trustees are generally characterized as a duty of loyalty and a duty of care. The duty of loyalty requires a Trustee to exercise his or her powers in the interest of the Fund and not the Trustee's own interest or the interest of another person or organization. A Trustee satisfies his or her duty of care by acting in good faith with the care of an ordinarily prudent person and in a manner the Trustee reasonably believes to be in the best interest of the Fund and its shareholders.

B. MANAGEMENT INFORMATION

      Effective July 31, 2003, the Board of Directors/Trustees (for ease of reference referred to herein as "Trustees") of the Trust elected Joseph J. Kearns and Fergus Reid to serve as Independent Trustees on the Board of the Trust, thereby consolidating the existing Board of the Trust with the Board of Directors/Trustees of the open-end and closed-end registered investment companies managed by Morgan Stanley Investment Management Inc.

      TRUSTEES AND OFFICERS. The Board of the Trust consists of nine Trustees. These same individuals also serve as directors or trustees for all of the funds advised by the Investment Adviser (the "Retail Funds") and certain of the funds advised by Morgan Stanley Investment Management Inc. and Morgan Stanley AIP GP LP (the "Institutional Funds"). Seven Trustees have no affiliation or business connection with the Investment Adviser or any of its affiliated persons and do not own any stock or other securities issued by the Investment Adviser's parent company, Morgan Stanley. These are the "non-interested" or "Independent" Trustees. The other two Trustees (the "Management Trustees") are affiliated with the Investment Adviser.

      The Independent Trustees of the Trust, their age, address, term of office and length of time served, their principal business occupations during the past five years, the number of portfolios in the Trust Complex (defined below) overseen by each Independent Trustee (as of December 31, 2004) and other directorships, if any, held by the Trustees, are shown below. The Fund Complex includes all open-end and closed-end funds (including all of their portfolios) advised by the Investment Adviser and any funds that have an investment adviser that is an affiliated person of the Investment Adviser (including, but not limited to, Morgan Stanley Investment Management Inc.).



                                                                                           NUMBER OF
                                                                                          PORTFOLIOS
                                                                                            IN FUND
                           POSITION(S) LENGTH OF                                            COMPLEX
NAME, AGE AND ADDRESS OF    HELD WITH    TIME        PRINCIPAL OCCUPATION(S) DURING         OVERSEEN     OTHER DIRECTORSHIPS HELD
  INDEPENDENT TRUSTEE      REGISTRANT   SERVED*               PAST 5 YEARS**               BY TRUSTEE            BY TRUSTEE
-------------------------  ----------  ---------   -----------------------------------    ------------  ----------------------------
Michael Bozic (63)         Trustee     Since       Private investor; Director or                        Director of Weirton Steel
c/o Kramer Levin                       April 1994  Trustee of the Retail Funds                          Corporation.
Naftalis & Frankel LLP                             (since April 1994) and the
Counsel to the                                     Institutional Funds (since
Independent Trustees                               July 2003); formerly Vice
919 Third Avenue                                   Chairman of Kmart Corporation
New York, NY 10022-3902                            (December 1998-October 2000),
                                                   Chairman and Chief Executive
                                                   Officer of Levitz Furniture
                                                   Corporation (November 1995-
                                                   November 1998) and President and
                                                   Chief Executive Officer of Hills
                                                   Department Stores (May 1991- July
                                                   1995); formerly variously Chairman,
                                                   Chief Executive Officer, President
                                                   and Chief Operating Officer
                                                   (1987-1991) of the Sears
                                                   Merchandise Group of Sears,
                                                   Roebuck & Co.

Edwin J. Garn (72)         Trustee     Since       Managing Director of Summit Ventures                 Director of Franklin Covey
c/o Summit Ventures LLC                January     LLC; Director or Trustee of the Retail               (time management
One Utah Center                        1993        Funds (since January 1993) and the                   systems), BMW Bank of
201 South Main Street                              Institutional Funds (since July 2003);               North America, Inc.
Salt Lake City, UT                                 member of the Utah Regional Advisory                 (industrial loan
84111-2215                                         Board of Pacific Corp.; formerly                     corporation), United
                                                   United States Senator (R-Utah)                       Space Alliance (joint
                                                   (1974-1992) and Chairman, Senate                     venture between
                                                   Banking Committee (1980-1986),                       Lockheed Martin and the
                                                   Mayor of Salt Lake City, Utah                        Boeing Company) and
                                                   (1971-1974), Astronaut, Space Shuttle                Nuskin Asia Pacific
                                                   Discovery (April 12-19, 1985), and Vice              (multilevel marketing);
                                                   Chairman, Huntsman Corporation                       member of the board of
                                                   (chemical company).                                  various civic and
                                                                                                        charitable organizations.

Wayne E. Hedien (70)       Trustee     Since       Retired; Director or Trustee of the                  Director of The PMI
c/o Kramer Levin                       September   Retail Funds (since September 1997)                  Group Inc. (private
Naftalis & Frankel LLP                 1997        and the Institutional Funds (since                   mortgage insurance);
Counsel to the                                     July 2003); formerly associated with                 Trustee and Vice
Independent Trustees                               the Allstate Companies (1966-1994),                  Chairman of The Field
919 Third Avenue                                   most recently as Chairman of The                     Museum of Natural
New York, NY 10022-3902                            Allstate Corporation (March 1993-                    History; director of
                                                   December 1994) and Chairman                          various other business
                                                   and Chief Executive Officer of its                   and charitable
                                                   wholly-owned subsidiary, Allstate                    organizations.
                                                   Insurance Company (July
                                                   1989-December 1994).


----------

* This is the earliest date the Trustee began serving the Retail Funds. Each Trustee serves an indefinite term, until his or her successor is elected.
** The dates referenced below indicating commencement of service as Director/Trustee for the Retail Funds and the Institutional Funds reflect the earliest date the Director/Trustee began serving the Retail or Institutional Funds, as applicable.

                                                                                           NUMBER OF
                                                                                          PORTFOLIOS
                                                                                            IN FUND
                           POSITION(S) LENGTH OF                                            COMPLEX
NAME, AGE AND ADDRESS OF    HELD WITH    TIME        PRINCIPAL OCCUPATION(S) DURING         OVERSEEN     OTHER DIRECTORSHIPS HELD
  INDEPENDENT TRUSTEE      REGISTRANT   SERVED*               PAST 5 YEARS**               BY TRUSTEE           BY TRUSTEE
-------------------------  ----------  ---------   -----------------------------------    ------------  ----------------------------
Dr. Manuel H. Johnson (55) Trustee     Since       Senior Partner, Johnson Smick                        Director of NVR, Inc.
c/o Johnson Smick                      July 1991   International, Inc., a consulting                    (home construction);
International, Inc.                                firm; Chairman of the Audit                          Director of KFX Energy;
2099 Pennsylvania                                  Committee and Director or Trustee                    Director of RBS
Avenue, N.W.                                       of the Retail Funds (since July                      Greenwich Capital
Suite 950                                          1991) and the Institutional Funds                    Holdings (financial
Washington, D.C. 20006                             (since July 2003); Co-Chairman and                   holding company).
                                                   a founder of the Group of Seven
                                                   Council (G7C), an international
                                                   economic commission; formerly Vice
                                                   Chairman of the Board of Governors
                                                   of the Federal Reserve System and
                                                   Assistant Secretary of the
                                                   U.S.Treasury.

Joseph J. Kearns (62)      Trustee     Since       President, Kearns & Associates LLC                   Director of Electro Rent
c/o Kearns &                           July 2003   (investment consulting); Deputy                      Corporation (equipment
Associates LLC                                     Chairman of the Audit Committee and                  leasing), The Ford Family
PMB754                                             Director or Trustee of the Retail                    Foundation, and the
23852 Pacific Coast Highway                        Funds (since July 2003) and the                      UCLA Foundation.
Malibu, CA 90265                                   Institutional Funds (since August
                                                   1994); previously Chairman of the
                                                   Audit Committee of the
                                                   Institutional Funds (October 2001-
                                                   July 2003); formerly CFO of the J.
                                                   Paul Getty Trust.

Michael E. Nugent (68)     Trustee     Since       General Partner of Triumph Capital,                  Director of various
c/o Triumph Capital, L.P.              July 1991   L.P., a private investment                           business organizations.
445 Park Avenue                                    partnership; Chairman of the
New York, NY 10022                                 Insurance Committee and Director or
                                                   Trustee of the Retail Funds (since
                                                   July 1991) and the Institutional
                                                   Funds (since July 2001); formerly
                                                   Vice President, Bankers Trust
                                                   Company and BT Capital Corporation
                                                   (1984-1988).

Fergus Reid (72)           Trustee     Since       Chairman of Lumelite Plastics                        Trustee and Director of
c/o Lumelite Plastics                  July 2003   Corporation; Chairman of the                         certain investment
Corporation                                        Governance Committee and Director                    companies in the
85 Charles Colman Blvd.                            or Trustee of the Retail Funds (since                JPMorgan Funds
Pawling, NY 12564                                  July 2003) and the Institutional Funds               complex managed by
                                                   (since June 1992).                                   J.P. Morgan Investment
                                                                                                        Management Inc.


----------

* This is the earliest date the Trustee began serving the Retail Funds. Each Trustee serves an indefinite term, until his or her successor is elected.
** The dates referenced below indicating commencement of service as Director/Trustee for the Retail Funds and the Institutional Funds reflect the earliest date the Director/Trustee began serving the Retail or Institutional Funds, as applicable.

      The Trustees who are affiliated with the Investment Adviser or affiliates of the Investment Adviser (as set forth below) and executive officers of the Trust, their term of office and length of time served, their principal business occupations during the past five years, the number of portfolios in the Fund Complex overseen by each Management Trustee (as of December 31, 2004) and the other directorships, if any, held by the Trustee, are shown below.



                                                                                             NUMBER OF
                                                                                            PORTFOLIOS
                                                                                              IN FUND
                                                                                              COMPLEX
                             POSITION(S) LENGTH OF                                          OVERSEEN BY
 NAME, AGE AND ADDRESS OF     HELD WITH    TIME        PRINCIPAL OCCUPATION(S) DURING        MANAGEMENT   OTHER DIRECTORSHIPS HELD
   MANAGEMENT TRUSTEE        REGISTRANT   SERVED*             PAST 5 YEARS**                 TRUSTEE            BY TRUSTEE
-------------------------    ----------  ---------   -----------------------------------    ------------  --------------------------
Charles A. Fiumefreddo (71)  Chairman    Since       Chairman and Director or Trustee of                  None.
c/o Morgan Stanley Trust     of the      July 1991   the Retail Funds (since July 1991) and
Harborside Financial Center, Board                   the Institutional Funds (since
Plaza Two,                   and                     July 2003); formerly Chief Executive
Jersey City, NJ 07311        Trustee                 Officer of the Retail Funds (until
                                                     September 2002).

James F. Higgins (56)        Trustee     Since       Director or Trustee of the Retail Funds              Director of AXA Financial,
c/o Morgan Stanley Trust                 June        (since June 2000) and the Institutional              Inc. and The Equitable
Harborside Financial                     2000        Funds (since July 2003); Senior                      Life Assurance Society of
Center,                                              Advisor of Morgan Stanley (since                     the United States
Plaza Two,                                           August 2000); Director of the                        (financial services).
Jersey City, NJ 07311                                Distributor and Dean Witter Realty Inc.;
                                                     previously President and Chief Operating
                                                     Officer of the Private Client Group
                                                     of Morgan Stanley (May 1999-August
                                                     2000), and President and Chief
                                                     Operating Officer of Individual
                                                     Securities of Morgan Stanley
                                                     (February 1997-May 1999).


----------

* This is the earliest date the Trustee began serving the Retail Funds. Each Trustee serves an indefinite term, until his or her successor is elected.
** The dates referenced below indicating commencement of service as Director/Trustee for the Retail Funds and the Institutional Funds reflect the earliest date the Director/Trustee began serving the Retail or Institutional Funds, as applicable.

                                    POSITION(S)       LENGTH OF
   NAME, AGE AND ADDRESS OF         HELD WITH           TIME                         PRINCIPAL OCCUPATION(S) DURING
      EXECUTIVE OFFICER             REGISTRANT         SERVED*                                PAST 5 YEARS**
------------------------------   ---------------   ----------------       ----------------------------------------------------
Mitchell M. Merin (51)           President         Since May 1999         President and Chief Operating Officer of Morgan
1221 Avenue of the Americas                                               Stanley Investment Management Inc.; President,
New York, NY 10020                                                        Director and Chief Executive Officer of the
                                                                          Investment Adviser and the Administrator; Chairman
                                                                          and Director of the Distributor; Chairman and
                                                                          Director of the Transfer Agent; Director of
                                                                          various Morgan Stanley subsidiaries; President of
                                                                          the Institutional Funds (since July 2003) and
                                                                          President of the Retail Funds (since May 1999);
                                                                          Trustee (since July 2003) and President (since
                                                                          December 2002) of the Van Kampen Closed-End Funds;
                                                                          Trustee (since May 1999) and President (since
                                                                          October 2002) of the Van Kampen Open-End Funds.

Ronald E. Robison (65)           Executive Vice    Since April 2003       Principal Executive Officer -- Office of the Funds
1221 Avenue of the Americas      President and                            (since November 2003); Managing Director of Morgan
New York, NY 10020               Principal                                Stanley & Co. Incorporated, Morgan Stanley
                                 Executive                                Investment Management Inc. and Morgan Stanley;
                                 Officer                                  Managing Director, Chief Administrative Officer
                                                                          and Director of the Investment Adviser and the
                                                                          Administrator; Chief Executive Officer and
                                                                          Director of the Tr ansfer Agent; Managing Director
                                                                          and Director of the Distributor; Executive Vice
                                                                          President and Principal Executive Officer of the
                                                                          Institutional Funds (since July 2003) and the
                                                                          Retail Funds (since April 2003); Director of
                                                                          Morgan Stanley SICAV (since May 2004); previously
                                                                          President and Director of the Institutional Funds
                                                                          (March 2001-July 2003) and Chief Global Operations
                                                                          Officer of Morgan Stanley Investment Management Inc.

Joseph J. McAlinden (61)         Vice President    Since July 1995        Managing Director and Chief Investment Officer of
1221 Avenue of the Americas                                               the Investment Adviser and Morgan Stanley
New York, NY 10020                                                        Investment Management Inc.; Director of the
                                                                          Transfer Agent, Chief Investment Officer of the
                                                                          Van Kampen Funds; Vice President of the
                                                                          Institutional Funds (since July 2003) and the
                                                                          Retail Funds (since July 1995).

Barry Fink (49)                  Vice President    Since February 1997    General Counsel (since May 2000) and Managing
1221 Avenue of the Americas                                               Director (since December 2000) of Morgan Stanley
New York, NY 10020                                                        Investment Management; Managing Director (since
                                                                          December 2000), Secretary (since February 1997)
                                                                          and Director (since July 1998) of the Investment
                                                                          Adviser and the Administrator; Vice President of
                                                                          the Retail Funds; Assistant Secretary of Morgan
                                                                          Stanley DW; Vice President of the Institutional
                                                                          Funds (since July 2003); Managing Director,
                                                                          Secretary and Director of the Distributor;
                                                                          previously Secretary (February 1997- July 2004)
                                                                          and General Counsel of the Retail Funds; Vice
                                                                          President and Assistant General Counsel of the
                                                                          Investment Adviser and the Administrator (February
                                                                          1997-December 2001).


----------

* This is the earliest date the Officer began serving the Retail Funds. Each Officer serves an indefinite term, until his or her successor is elected.
** The dates referenced below indicating commencement of service as an Officer for the Retail and Institutional Funds reflect the earliest date the Officer began serving the Retail or Institutional Funds, as applicable.

                                    POSITION(S)       LENGTH OF
   NAME, AGE AND ADDRESS OF         HELD WITH           TIME                         PRINCIPAL OCCUPATION(S) DURING
      EXECUTIVE OFFICER             REGISTRANT         SERVED*                                PAST 5 YEARS**
------------------------------   ---------------   ----------------       ----------------------------------------------------
Amy R. Doberman (42)             Vice President    Since July 2004        Managing Director and General Counsel, U.S.
1221 Avenue of the Americas                                               Investment Management; Managing Director of Morgan
New York, NY 10020                                                        Stanley Investment Management Inc. and the
                                                                          Investment Adviser; Vice President of the
                                                                          Institutional and Retail Funds (since July 2004);
                                                                          previously, Managing Director and General Counsel
                                                                          -- Americas, UBS Global Asset Management (July
                                                                          2000-July 2004) and General Counsel, Aeltus
                                                                          Investment Management, Inc. (January 1997-
                                                                          July 2000).

Carsten Otto (41)                Chief             Since October 1995     Executive Director and U.S. Director of Compliance
1221 Avenue of the Americas      Compliance                               for Morgan Stanley Investment Management (since
New York, NY 10020               Officer                                  October 2004); Executive Director of the
                                                                          Investment Adviser and Morgan Stanley Investment
                                                                          Management Inc.; formerly Assistant Secretary and
                                                                          Assistant General Counsel of the Morgan Stanley
                                                                          Retail Funds.

Stefanie V. Chang (38)           Vice President    Since July 2003        Executive Director of Morgan Stanley & Co.
1221 Avenue of the Americas                                               Incorporated, Morgan Stanley Investment Management
New York, NY 10020                                                        Inc. and the Investment Adviser; Vice President of
                                                                          the Institutional Funds (since December 1997) and
                                                                          the Retail Funds (since July 2003); formerly
                                                                          practiced law with the New York law firm of Rogers
                                                                          & Wells (now Clifford Chance US LLP).

Francis J. Smith (39)            Treasurer and     Treasurer since        Executive Director of the Investment Adviser and
c/o Morgan Stanley Trust         Chief Financial   July 2003 and Chief    the Administrator (since December 2001);
Harborside Financial Center,     Officer           Financial Officer      previously, Vice President of the Retail Funds
Plaza Two,                                         since                  (September 2002-July 2003), Vice President of the
Jersey City, NJ 07311                              September 2002         Investment Advisor and the Administrator (August
                                                                          2000-November 2001) and Senior Manager at
                                                                          PricewaterhouseCoopers LLP (January 1998-August
                                                                          2000).

Thomas F. Caloia (58)            Vice President    Since July 2003        Executive Director (since December 2002) and
c/o Morgan Stanley Trust                                                  Assistant Treasurer of the Investment Adviser, the
Harborside Financial Center,                                              Distributor and the Administrator; previously
Plaza Two,                                                                Treasurer of the Retail Funds (April 1989-July
Jersey City, NJ 07311                                                     2003); formerly First Vice President of the
                                                                          Investment Advisor, the Distributor and the
                                                                          Administrator.

Mary E. Mullin (37)              Secretary         Since July 2003        Executive Director of Morgan Stanley & Co.
1221 Avenue of the Americas                                               Incorporated, Morgan Stanley Investment Management
New York, NY 10020                                                        Inc. and the Investment Adviser; Secretary of the
                                                                          Institutional Funds (since June 1999) and the
                                                                          Retail Funds (since July 2003); formerly practiced
                                                                          law with the New York law firms of McDermott, Will
                                                                          & Emery and Skadden, Arps, Slate, Meagher & Flom
                                                                          LLP.


----------

* This is the earliest date the Officer began serving the Retail Funds. Each Officer serves an indefinite term, until his or her successor is elected.
** The dates referenced below indicating commencement of service as an Officer for the Retail and Institutional Funds reflect the earliest date the Officer began serving the Retail or Institutional Funds, as applicable.

      In addition, the following individuals who are officers of the Investment Adviser or its affiliates serve as assistant secretaries of the Trust: Lou Anne
D. McInnis, Joseph Benedetti, Daniel Burton, Marilyn K. Cranney, Joanne Doldo, Elisa Mitchell, Elizabeth Nelson and Sheldon Winicour.

      For each Trustee, the dollar range of equity securities beneficially owned by the Trustee in the Trust and in the Family of Investment Companies (Family of Investment Companies includes all of the registered investment companies advised by the Investment Advisor, Morgan Stanley Investment Management Inc. and Morgan Stanley AIP GP LP) for the calendar year ended December 31, 2004 is shown below.



                                                                          AGGREGATE DOLLAR RANGE OF EQUITY SECURITIES IN
                         DOLLAR RANGE OF EQUITY SECURITIES IN THE TRUST    ALL REGISTERED INVESTMENT COMPANIES OVERSEEN
    NAME OF TRUSTEE                (AS OF DECEMBER 31, 2004)               BY TRUSTEE IN FAMILY OF INVESTMENT COMPANIES
-----------------------  -----------------------------------------------  -----------------------------------------------
INDEPENDENT:

Michael Bozic                                                                            over $100,000
Edwin J. Garn                                                                            over $100,000
Wayne E. Hedien                                                                          over $100,000
Dr. Manuel H. Johnson                                                                    over $100,000
Joseph J. Kearns(1)                                                                      over $100,000
Michael E. Nugent                                                                        over $100,000
Fergus Reid(1)                                                                           over $100,000

INTERESTED:

Charles A. Fiumefreddo                                                                   over $100,000
James F. Higgins                                                                         over $100,000


----------

(1) Includes the total amount of compensation deferred by the Trustee at his election pursuant to a deferred compensation plan. Such deferred compensation is placed in a deferral account and deemed to be invested in one or more of the Retail Funds or Institutional Funds (or portfolio thereof) that are offered as investment options under the plan. As of December 31, 2004, Messrs. Kearns and Reid had deferred a total of $______ and $______, respectively, pursuant to the deferred compensation plan.

      As to each Independent Trustee and his immediate family members, no person owned beneficially or of record securities in an investment adviser or principal underwriter of the Trust, or a person (other than a registered investment company) directly or indirectly controlling, controlled by or under common control with an investment adviser or principal underwriter of the Trust.

      INDEPENDENT TRUSTEES AND THE COMMITTEES. Law and regulation establish both general guidelines and specific duties for the Independent Trustees. The Retail Funds seek as Independent Trustees individuals of distinction and experience in business and finance, government service or academia; these are people whose advice and counsel are in demand by others and for whom there is often competition. To accept a position on the Retail Funds' boards, such individuals may reject other attractive assignments because the Retail Funds make substantial demands on their time. All of the Independent Trustees serve as members of the Audit Committee. In addition, three Trustees, including two Independent Trustees, serve as members of the Insurance Committee, and three Independent Trustees serve as members of the Governance Committee.

      The Independent Trustees are charged with recommending to the full Board approval of management, advisory and administration contracts, Rule 12b-1 plans and distribution and underwriting agreements; continually reviewing fund performance; checking on the pricing of portfolio securities, brokerage commissions, transfer agent costs and performance, and trading among funds in the same complex; and approving fidelity bond and related insurance coverage and allocations, as well as other matters that arise from time to time. The Independent Trustees are required to select and nominate individuals to fill any Independent Trustee vacancy on the board of any fund that has a Rule 12b-1 plan of distribution. Most of the Retail Funds have a Rule 12b-1 plan.

      The Board of Trustees has a separately-designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended ("Exchange Act"). The Audit Committee is charged with recommending to the full Board the engagement or discharge of the Trust's independent registered public accounting firm; directing investigations into matters within the scope of the independent registered public accounting firm's duties, including the power to retain outside specialists; reviewing with the independent registered public accounting firm the audit plan and results of the auditing engagement; approving professional services provided by the independent registered public accounting firm and other accounting firms prior to the performance of the services; reviewing the independence of the independent registered public accounting firm; considering the range of audit and non-audit fees; reviewing the adequacy of the Trust's system of internal controls; and preparing and submitting Committee meeting minutes to the full Board. The Trust has adopted a formal, written Audit Committee Charter. During the Trust's fiscal year ended September 30, 2004, the Audit Committee held nine meetings.

      The members of the Audit Committee of the Trust are currently Michael Bozic, Edwin J. Garn, Wayne E. Hedien, Dr. Manuel H. Johnson, Joseph J. Kearns, Michael E. Nugent and Fergus Reid. None of the members of the Trust's Audit Committee is an interested person, as defined under the Investment Company Act, of the Trust. Each Independent Trustee is also "independent" from the Trust under the listing standards of the New York Stock Exchange, Inc. (NYSE). The current Chairman of the Audit Committee of the Trust is Dr. Manuel H. Johnson.

      The Board of Trustees of the Trust also has a Governance Committee. The Governance Committee identifies individuals qualified to serve as Independent Trustees on the Trust's Board and on committees of such Board and recommends such qualified individuals for nomination by the Trust's Independent Trustees as candidates for election as Independent Trustees, advises the Trust's Board with respect to Board composition, procedures and committees, develops and recommends to the Trust's Board a set of corporate governance principles applicable to the Trust, monitors and makes recommendations on corporate governance matters and policies and procedures of the Trust's Board of Trustees and any Board committees and oversees periodic evaluations of the Fund's Board and its committees. The members of the Governance Committee of the Trust are currently Michael Bozic, Edwin J. Garn and Fergus Reid, each of whom is an Independent Trustee. The current Chairman of the Governance Committee is Fergus Reid. During the Trust's fiscal year ended September 30, 2004, the Governance Committee held one meeting.

      The Trust does not have a separate nominating committee. While the Trust's Governance Committee recommends qualified candidates for nominations as Independent Trustees, the Board of Trustees of the Trust believes that the task of nominating prospective Independent Trustees is important enough to require the participation of all current Independent Trustees, rather than a separate committee consisting of only certain Independent Trustees. Accordingly, each current Independent Trustee (Michael Bozic, Edwin J. Garn, Wayne E. Hedien, Dr. Manuel H. Johnson, Joseph J. Kearns, Michael E. Nugent and Fergus Reid) participates in the election and nomination of candidates for election as Independent Trustees for the Trust. Persons recommended by the Trust's Governance Committee as candidates for nomination as Independent Trustees shall possess such knowledge, experience, skills, expertise and diversity so as to enhance the Board's ability to manage and direct the affairs and business of the Trust, including, when applicable, to enhance the ability of committees of the Board to fulfill their duties and/or to satisfy any independence requirements imposed by law, regulation or any listing requirements of the NYSE. While the Independent Trustees of the Trust expect to be able to continue to identify from their own resources an ample number of qualified candidates for the Trust's Board as they deem appropriate, they will consider nominations from shareholders to the Board. Nominations from shareholders should be in writing and sent to the Independent Trustees as described below.

      There were 27 meetings of the Board of Trustees of the Trust held during the fiscal year ended September 30, 2004. The Independent Trustees of the Trust also met five times during that time, in addition to the 27 meetings of the full Board.

      Finally, the Board has formed an Insurance Committee to review and monitor the insurance coverage maintained by the Trust. The Insurance Committee currently consists of Messrs. Nugent, Fiumefreddo and Hedien. Messrs. Nugent and Hedien are Independent Trustees. During the Trust's fiscal year ended September 30, 2004, the Insurance Committee held six meetings.

      ADVANTAGES OF HAVING SAME INDIVIDUALS AS TRUSTEES FOR THE RETAIL FUNDS AND INSTITUTIONAL FUNDS. The Independent Trustees and the Funds' management believe that having the same Independent Trustees for each of the Retail Funds and Institutional Funds avoids the duplication of effort that would arise from having different groups of individuals serving as Independent Trustees for each of the funds or even of sub-groups of funds. They believe that having the same individuals serve as Independent Trustees of all the Retail Funds and Institutional Funds tends to increase their knowledge and expertise regarding matters which affect the Fund Complex generally and enhances their ability to negotiate on behalf of each fund with the funds' service providers. This arrangement also precludes the possibility of separate groups of Independent Trustees arriving at conflicting decisions regarding operations and management of the funds and avoids the cost and confusion that would likely ensue. Finally, having the same Independent Trustees serve on all Fund boards enhances the ability of each fund to obtain, at modest cost to each separate fund, the services of Independent Trustees, of the caliber, experience and business acumen of the individuals who serve as Independent Trustees of the Retail Funds and Institutional Funds.

      TRUSTEE AND OFFICER INDEMNIFICATION. The Trust's Declaration of Trust provides that no Trustee, Officer, employee or agent of the Trust is liable to the Trust or to a shareholder, nor is any Trustee, Officer, employee or agent liable to any third persons in connection with the affairs of the Trust, except as such liability may arise from his/her or its own bad faith, willful misfeasance, gross negligence or reckless disregard of his/her or its duties. It also provides that all third persons shall look solely to Trust property for satisfaction of claims arising in connection with the affairs of the Trust. With the exceptions stated, the Declaration of Trust provides that a Trustee, Officer, employee or agent is entitled to be indemnified against all liability in connection with the affairs of the Trust.

      SHAREHOLDER COMMUNICATIONS. Shareholders may send communications to the Trust's Board of Trustees. Shareholders should send communications intended for the Trust's Board by addressing the communications directly to the Board (or individual Board members) and/or otherwise clearly indicating in the salutation that the communication is for the Board (or individual Board members) and by sending the communication to either the Trust's office or directly to such Board member(s) at the address specified for each Trustee previously noted. Other shareholder communications received by the Trust not directly addressed and sent to the Board will be reviewed and generally responded to by management, and will be forwarded to the Board only at management's discretion based on the matters contained therein.

C. COMPENSATION

      Effective August 1, 2003, each Independent Trustee receives an annual retainer fee of $168,000 for serving the Retail Funds and the Institutional Funds. In addition, each Independent Trustee receives $2,000 for attending each of the four quarterly board meetings and two performance meetings that occur each year, so that an Independent Trustee who attended all six meetings would receive total compensation of $180,000 for serving the Funds. The Chairman of the Audit Committee receives an additional annual retainer fee of $60,000. Other Committee Chairmen and the Deputy Chairman of the Audit Committee receive an additional annual retainer fee of $30,000. The aggregate compensation paid to each Independent Trustee is paid by the Retail Funds and the Institutional Funds, and is allocated on a pro rata basis among each of the operational funds/portfolios of the Retail Funds and the Institutional Funds based on the relative net assets of each of the funds/portfolios. Mr. Fiumefreddo receives an annual fee for his services as Chairman of the Boards of the Retail Funds and the Institutional Funds and for administrative services provided to each Board.

      The Trust also reimburses such Trustees for travel and other out-of-pocket expenses incurred by them in connection with attending such meetings. Trustees and officers of the Trust who are employed by the Investment Adviser or an affiliated company receive no compensation or expense reimbursement from the Trust for their services as Trustee or Officer.

      Prior to August 1, 2003, the Trust paid each Independent Trustee an annual fee of $800 plus a per meeting fee of $50 for meetings of the Board of Trustees, the Independent Trustees or Committees of the Board of Trustees attended by the Trustee (the Trust paid the Chairman of the Audit Committee an additional annual fee of $750 and the Chairmen of the Derivatives and Insurance Committees additional annual fees of $500). With the exception of an Audit Committee Meeting, if a Board meeting and a meeting of the Independent Trustees and/or one or more Committee meetings took place on a single day, the Trustees were paid a single meeting fee by the Trust.

      Effective April 1, 2004, the Trust began a Deferred Compensation Plan (the "DCPlan"), which allows each Independent Trustee to defer payment of all, or a portion, of the fees he or she receives for serving on the Board of Trustees throughout the year. Each eligible Trustee generally may elect to have the deferred amounts credited with a return equal to the total return on one or more of the Retail Funds or Institutional Funds (or portfolios thereof) that are offered as investment options under the Plan. At the Trustee's election, distributions are either in one lump sum payment, or in the form of equal annual installments over a period of five years. The rights of an eligible Trustee and the beneficiaries to the amounts held under the DC Plan are unsecured and such amounts are subject to the claims of the creditors of the Trust.

      Prior to April 1, 2004, the Institutional Funds maintained a similar Deferred Compensation Plan (the "Prior DC Plan"), which also allowed each Independent Trustee to defer payment of all, or a portion, of the fees he or she received for serving on the Board of Trustees throughout the year. The DC Plan amends and supersedes the Prior DC Plan and all amounts payable under the Prior DC Plan are now subject to the terms of the DC Plan (except for amounts due to be paid during the calendar year 2004 which will remain subject to the terms of the Prior DC Plan).

      The following table shows aggregate compensation paid to the Trust's Trustees from the Trust for the fiscal year ended September 30, 2004.



                               TRUST COMPENSATION



                                                                 AGGREGATE
                                                               COMPENSATION
NAME OF TRUSTEE                                                 FROM TRUST
---------------                                                ------------
Michael Bozic(1)(3)                                              $   1,519
Charles A. Fiumefreddo*(2)                                           3,057
Edwin J. Garn(1)(3)                                                  1,519
Wayne E. Hedien(1)(2)                                                1,519
James F. Higgins*                                                        0
Dr. Manuel H. Johnson(1)                                             2,029
Joseph J. Kearns(1)(4)                                               1,771
Michael E. Nugent(1)(2)                                              1,774
Fergus Reid(1)(3)                                                    1,774



(*) Messrs. Fiumefreddo and Higgins are deemed to be "interested persons" of the Trust as that term is defined in the Investment Company Act.

(1) Member of the Audit Committee. Dr. Johnson is the Chairman of the Audit Committee and Mr. Kearns is the Deputy Chairman of the Audit Commitee.

(2) Member of the Insurance Committee. Mr. Nugent is the Chairman of the Insurance Committee.

(3) Member of the Governance Committee. Mr. Reid is the Chairman of the Governance Committee.

(4) Includes amounts deferred at the election of Trustees under the Plan. The total amount of deferred compensation (including interest) payable or accrued by Mr. Kearns was $642.

      The following table shows aggregate compensation paid to each of the Trust's Trustees by the Fund Complex (which includes all of the Retail and Institutional Funds) for the calendar year ended December 31, 2004. Because the funds in the Fund Complex have different fiscal year ends, the amounts shown in this table are presented on a calendar-year basis.



                       CASH COMPENSATION FROM FUND COMPLEX



                                                     NUMBER OF
                                                 PORTFOLIOS IN THE
                                                   FUND COMPLEX     TOTAL COMPENSATION
                                                  FROM WHICH THE       FROM THE FUND
                                                 TRUSTEE RECEIVED    COMPLEX PAYABLE
NAME OF TRUSTEE                                    COMPENSATION         TO TRUSTEES
---------------                                  -----------------  -------------------
Michael Bozic                                                                $
Charles A. Fiumefreddo*
Edwin J. Garn
Wayne E. Hedien
James F. Higgins*
Dr. Manuel H. Johnson
Joseph J. Kearns(1)
Michael E. Nugent
Fergus Reid(1)


----------

* Messrs. Fiumefreddo and Higgins are deemed to be "interested persons" of the Fund as that term is defined in the Investment Company Act.

(1) Includes amounts deferred at the election of the Trustees under the Prior DC Plan. The total amounts of deferred compensation (including interest) payable or accrued by Messrs. Kearns and Reid are $_______ and $______, respectively.

      Prior to December 31, 2003, 49 of the Retail Funds (the "Adopting Funds"), including the Trust, had adopted a retirement program under which an Independent Trustee who retired after serving for at least five years as an Independent Trustee of any such fund (an "Eligible Trustee") would have been entitled to retirement payments based on factors such as length of service, upon reaching the eligible retirement age. On December 31, 2003, the amount of accrued retirement benefits for each Eligible Trustee was frozen, and will be payable, together with a return of 8% per annum, at or following each such Eligible Trustee's retirement as shown in the table below.

      The following table illustrates the retirement benefits accrued to the Trust's Independent Trustees by the 49 Adopting Funds for the calendar year ended December 31, 2003, and the estimated retirement benefits for the Independent Trustees from the Trust as of September 30, 2004 and from the 49 Adopting Funds for each calendar year following retirement. Messrs. Kearns and Reid did not participate in the retirement program.



                                              RETIREMENT BENEFITS   ESTIMATED ANNUAL
                                                  ACCRUED AS            BENEFITS
                                                 FUND EXPENSES     UPON RETIREMENT(1)
                                              -------------------  ------------------
                                                         BY ALL    FROM     FROM ALL
                                              BY THE    ADOPTING    THE     ADOPTING
NAME OF INDEPENDENT TRUSTEE                    TRUST      FUNDS    TRUST     FUNDS
---------------------------                   ------    --------  ------    ---------
Michael Bozic                                    $         $        $           $
Edwin J. Garn
Wayne E. Hedien
Dr. Manuel H. Johnson
Michael E. Nugent



(1) Total compensation accrued under the retirement plan, together with a return of 8% per annum, will be paid annually commencing upon retirement and continuing for the remainder of the Trustee's life.

CONTROL PERSONS AND PRINCIPAL HOLDERS OF SECURITIES

      No persons owned 5% or more of the Shares of the Trust as of January    ,
2005.



      As of the date of this PROSPECTUS, the aggregate number of Shares of beneficial interest of the Trust owned by the Trust's Officers and Trustees as a group was less than 1% of the Trust's Shares of beneficial interest outstanding.

PORTFOLIO TRANSACTIONS

      Subject to the general supervision of the Board of Trustees, the Investment Advisor is responsible for decisions to buy and sell interests in Senior Loans and other securities and effect hedging transactions for the Trust, the selection of brokers and dealers to effect the transactions, and the negotiation of brokerage commissions, if any. With respect to interests in Senior Loans, the Trust generally will engage in privately negotiated transactions for their purchase or sale in which the Investment Advisor will negotiate on behalf of the Trust. The Trust may be required to pay fees, or forgo a portion of interest and any fees payable to the Trust, to the Selling Participant or the entity selling an Assignment to the Trust. The Investment Advisor will determine the Lenders and Selling Participants from whom the Trust will purchase Assignments and Participations by considering their professional ability, level of service, relationship with the Borrower, financial condition, credit standards and quality of management. The secondary market for interests in Senior Loans is relatively illiquid. Although the Trust intends generally to hold interests in Senior Loans until maturity or prepayment of the Senior Loan, such illiquidity may restrict the ability of the Investment Advisor to locate in a timely manner persons willing to purchase the Trust's interests in Senior Loans at a fair price should the Trust desire to sell such interests. See "Investment Objective and Policies."


      With respect to portfolio securities other than Senior Loans, the Trust expects that the primary market for the securities in which it intends to invest will generally be the over-the-counter market. Such securities are generally traded in the over-the-counter market on a "net" basis with dealers acting as principal for their own accounts without charging a stated commission, although the price of the security usually includes a profit to the dealer. The Trust also expects that securities will be purchased at times in underwritten offerings, where the price includes a fixed amount of compensation, generally referred to as the underwriter's concession or discount. On occasion, the Trust may also purchase certain money market instruments directly from an issuer, in which case no commissions or discounts are paid. During the fiscal years ended September 30, 2003, the Trust did not pay any brokerage commissions. For the fiscal years ended September 30, 2002 and September 30, 2004 the Trust paid a total of $8,077 and $34,800, respectively, in brokerage commissions.

      The policy of the Trust regarding purchases and sales of Senior Loans and securities and futures contracts for its portfolio is that primary consideration will be given to obtaining the most favorable prices and efficient execution of transactions. The Investment Adviser is prohibited from directing brokerage transactions on the basis of the referral of clients on the sale of shares of advised investment companies. In seeking to implement the Trust's policies, the Investment Advisor will effect transactions with those banks, brokers and dealers which the Investment Advisor believes provide the most favorable prices and who are capable of providing efficient executions. If the Investment Advisor believes such price and execution are obtainable from more than one bank, broker or dealer, it may give consideration to placing portfolio transactions with those banks, brokers and dealers who also furnish research and other services to the Trust or the Investment Advisor. Such services may include, but are not limited to, any one or more of the following: information as to the availability of securities for purchase or sale; statistical or factual information or opinions pertaining to investment; wire services; and appraisals or evaluations of portfolio securities.


      The information and services received by the Investment Advisor from banks, brokers and dealers may be of benefit to the Investment Advisor and its affiliates in the management of other accounts and may not in all cases benefit the Trust directly. While the receipt of such information and services is useful in varying degrees and would generally reduce the amount of research or services otherwise performed by the Investment Advisor and thus reduce its expenses, it is of indeterminable value and the advisory fee paid to the Investment Advisor is not reduced by any amount that may be attributable to the value of such services.

      Consistent with the policy described above, brokerage transactions in securities listed on exchanges or admitted to unlisted trading privileges may be effected through Morgan Stanley DW, Morgan Stanley & Co. Incorporated and other affiliated brokers and dealers. In order for an affiliated broker or dealer to effect any portfolio transactions for the Trust, the commissions, fees or other remuneration received by the affiliated broker or dealer must be reasonable and fair compared to the commissions, fees or other remuneration paid to other brokers in connection with comparable transactions involving similar securities being purchased or sold on an exchange during a comparable period of time. This standard would allow the affiliated broker or dealer to receive no more than the remuneration which would be expected to be received by an unaffiliated broker in a commensurate arm's-length transaction. Furthermore, the Board of Trustees of the Trust, including a majority of the Trustees who are not "interested" persons of the Fund, as defined in the Investment Company Act, have adopted procedures which are reasonably designed to provide that any commissions, fees or other remuneration paid to an affiliated broker or dealer are consistent with the foregoing standard.


DETERMINATION OF NET ASSET VALUE

      The net asset value per share of the Trust's Shares is determined by calculating the total value of the Trust's assets, deducting its total liabilities, and dividing the result by the number of Shares outstanding. The net asset value will be computed as of 4:00 p.m. Eastern time on each business day on which the New York Stock Exchange is open for trading (or, on days when the New York Stock Exchange closes prior to 4:00 p.m., at such earlier time). The Trust reserves the right to calculate the net asset value more frequently if deemed desirable.

      Senior Loans are valued based on quotations received from an independent pricing service. Senior Loans for which quotations are unavailable are valued based on prices received from an independent pricing service that are calculated pursuant to a derived pricing methodology. The derived pricing methodology calculates a price for a Senior Loan by incorporating certain market information, including a Senior Loan's credit rating and interest rate, and comparing such information to Senior Loans in similar industries for which market information is available. All other Senior Loans are valued at their fair value in accordance with procedures established in good faith by the Board of Trustees of the Trust.


      The value of the Trust's equity portfolio securities is based on the securities' market price when available. When a market price is not readily available, including circumstances under which the Investment Adviser determines that a security's market price is not accurate, a portfolio security is valued at its fair value, as determined under procedures established by the Trust's Board of Trustees. In these cases, the Trust's net asset value will reflect certain portfolio securities' fair value rather than their market price.


TAXATION

      Because the Trust intends to distribute all of its net investment income and capital gains to shareholders and intends to otherwise comply with all the provisions of Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"), it is not expected that the Trust will be required to pay any federal income tax on such income and capital gains. If, however, any such capital gains are retained, the Trust will pay federal income tax (and possibly an excise tax) thereon. In such a case, the Trust may make an election pursuant to which shareholders would have to include such retained gains in their income but would be able to claim their share of the tax paid by the Trust as a credit against their individual federal income tax.

      Shareholders will normally have to pay federal income taxes, and any state and/or local income taxes, on the dividends and distributions they receive from the Trust. Such dividends and other distributions to the extent they are derived from net investment income or short-term capital gains are taxable to the shareholders as ordinary income regardless of whether the shareholder receives such distributions in additional Shares or in cash. It is not expected that any portion of such dividends and distributions will be eligible for the corporate dividends received deduction. Under recently enacted legislation, ordinary income dividends received by a shareholder may be taxed at the same rate as long-term capital gains. However, even if income received in the form of ordinary income dividends is taxed at the same rates as long-term capital gains, such income will not be considered long-term capital gains for other federal income tax purposes. For example, you generally will not be permitted to offset ordinary income dividends with capital losses. Short-term capital gain distributions will continue to be taxed at ordinary income rates.

      Distributions of net long-term capital gains, if any, are taxable to the shareholders as long-term capital gains regardless of how long a shareholder has held the Trust's Shares and regardless of whether the distribution is received in additional Shares or in cash. The maximum tax rate on long-term capital gains available to non-corporate Shareholders is 15%. Without future congressional action, the maximum tax rate on long-term capital gains would return to 20% in 2009, and the maximum rate on dividends would move to 35% in 2009 and 39.6% in 2011.

      A holder of Shares who either sells his or her Shares or, pursuant to a tender offer, tenders all Shares owned by such shareholder and any Shares considered owned by such shareholder under attribution rules contained in the Code will realize a taxable gain or loss depending upon such shareholder's basis in the Shares. Such gain or loss will generally be treated as capital gain or loss and will be long-term capital gain or loss if the Shares are held for more than one year. Under current law, the maximum tax rate on long-term capital gains available to non-corporate shareholders is 15%. Without future congressional action, the maximum tax rate on long-term capital gains would return to 20% in 2009.

      If a tendering holder of Shares tenders less than all Shares owned by or attributed to such shareholder, and if the distribution to such shareholder does not otherwise qualify as a payment in exchange for stock, the proceeds received will be treated as a taxable dividend, return of capital or capital gain depending on the Trust's earnings and profits and the shareholder's basis in the tendered Shares. Also, if some tendering holders of Shares receive taxable dividends, there is a risk that non-tendering holders of Shares may be deemed to have received a distribution which may be a taxable dividend in whole or in part.

      The Code requires each regulated investment company to pay a nondeductible 4% excise tax to the extent the company does not distribute, during each calendar year, 98% of its ordinary income, determined on a calendar year basis, and 98% of its capital gains, determined, in general, on an October 31 year end basis, plus certain undistributed amounts from previous years. The Trust anticipates that it will make sufficient timely distributions to avoid imposition of the excise tax. If the Trust pays a dividend in January which was declared in the previous calendar quarter to shareholders of record on a date in such calendar quarter, then such dividend or distribution will be treated for tax purposes as being paid in as if received by the shareholders on December 31.

      Any dividend or capital gains distribution received by a shareholder from an investment company will have the effect of reducing the net asset value of the shareholder's stock in that company by the exact amount of the dividend or capital gains distribution. Furthermore, capital gains distributions and dividends are subject to federal income taxes. If the net asset value of the Shares should be reduced below a shareholder's cost as a result of the distribution of realized long-term capital gains, such distribution would be in part a return of the shareholder's investment to the extent of such reduction below the shareholder's cost, but nonetheless would be taxable to the shareholder. Therefore, an investor should consider the tax implications of purchasing Shares immediately prior to a distribution record date.

      Special tax rules may change the normal treatment of gains and losses recognized by the Trust when the Trust invests options, futures transactions, and interest rate swaps. Those special tax rules can, among other things, affect the treatment of capital gain or loss as long-term or short-term and may result in ordinary income or loss rather than capital gain or loss. The application of these special rules would therefore also affect the character of distributions made by the Trust.

      After the end of each calendar year, shareholders will receive information on their dividends and capital gains distributions for tax purposes. Shareholders who receive distributions of Shares which are automatically reinvested will generally be viewed as receiving a cash distribution equal to the fair market value of such Shares.

      To avoid being subject to a 30% federal backup withholding tax on taxable dividends, capital gains distributions and the proceeds of redemptions and repurchases, shareholders' social security or taxpayer identification numbers must be furnished and certified as to their accuracy. Any withheld amount would be sent to the IRS as an advance tax payment.

      Ordinary income dividends and distributions paid by the Trust to shareholders who are non-resident aliens will be subject to a 30% United States withholding tax under existing provisions of the Code applicable to foreign individuals and entities unless a reduced rate of withholding or a withholding exemption is provided under applicable treaty law. Non-resident shareholders are urged to consult their own tax advisors concerning the applicability of the United States withholding tax.

      The after-tax returns of the Trust may also be advertised or otherwise reported. This is generally calculated in a manner similar to the computation of average annual total returns discussed above, except that the calculation also reflects the effect of taxes on returns.

      The above discussion is only a brief summary of some of the significant tax consequences of investing in the Trust. Shareholders should consult their tax advisors regarding specific questions as to state or local taxes and as to the applicability of the foregoing to their current federal tax situation.

DESCRIPTION OF SHARES

GENERAL

      The Trust's Declaration of Trust permits the Trustees to issue an unlimited number of full and fractional Shares of beneficial interest, of $.01 par value ("Shares"). Share certificates will be issued to the holder of record of Shares upon request. Currently, Shares will be required to be held of record by the investor. The investor's broker may not be reflected as the record holder; however, arrangements for Shares to be held in "street name" may be implemented in the future.

      Shareholders are entitled to one vote for each Share held and to vote on matters submitted to meetings of shareholders. No material amendment may be made to the Trust's Declaration of Trust without the affirmative vote of at least a majority of its Shares represented in person or by proxy at a meeting at which a quorum is present or by written consent without a meeting. Under certain circumstances the Trustees may be removed by action of the Trustees. The shareholders also have the right under certain circumstances to remove the Trustees. Shares have no preemptive or conversion rights and when issued are fully paid and non-assessable.

      The Trust's Declaration of Trust permits the Trustees to divide or combine the Shares into a greater or lesser number of Shares without thereby changing the proportionate beneficial interests in the Trust. Each Share represents an equal proportionate interest in the Trust with each other Share.

      The Trust may be terminated (i) by the affirmative vote of the holders of 66% of its outstanding Shares or (ii) by an instrument signed by a majority of the Trustees and consented to by the holders of two-thirds of the Trust's outstanding Shares. Upon termination of the Trust, the Trustees will wind up the affairs of the Trust, the Trust's business will be liquidated and the Trust's net assets will be distributed to the Trust's shareholders on a pro rata basis. If not so terminated, the Trust will continue indefinitely.

      The Trust is an entity of the type commonly known as a "Massachusetts business trust." Under Massachusetts law, shareholders of such a trust may, under certain circumstances, be held personally liable as partners for its obligations. However, the Declaration of Trust contains an express disclaimer of shareholder liability for acts or obligations of the Trust, requires that Trust documents include such disclaimer, and provides for indemnification and reimbursement of expenses out of the Trust's property for any shareholder held personally liable for the obligations of the Trust. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the Trust itself would be unable to meet its obligations. Given the nature of the Trust's assets and operations, the possibility of the Trust being unable to meet its obligations is remote. Given the above limitations on shareholders' personal liability and the Trust's ability to meet its indemnification obligations, in the opinion of Massachusetts counsel to the Trust, the risk to Trust shareholders of personal liability is remote.

      The Declaration of Trust further provides that obligations of the Trust are not binding upon the Trustees individually but only upon the property of the Trust. Accordingly, the Trustees will not be liable for errors of judgment or mistakes of fact or law, but nothing in the Declaration of Trust protects a Trustee against any liability to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his office.

ANTI-TAKEOVER PROVISIONS


      The Trust presently has certain anti-takeover provisions in its Declaration of Trust which could have the effect of limiting the ability of other entities or persons to acquire control of the Trust, to cause it to engage in certain transactions or to modify its structure. A Trustee may be removed from office by a written instrument signed by at least two-thirds of the remaining trustees or by a vote of the holders of at least 80% of the Shares. In addition, the affirmative vote or consent of the holders of 80% of the Shares of the Trust (a greater vote than that required by the Investment Company Act and greater than the required vote applicable to business corporations under state law) is required to authorize the conversion of the Trust from a closed-end to an open-end investment company, or generally to authorize any of the following transactions:


          (i) merger or consolidation of the Trust with or into any other corporation, association, trust or other organization;

          (ii) issuance of any securities of the Trust to any person or entity for cash;

          (iii) sale, lease or exchange of all or any substantial part of the assets of the Trust, to any entity or person (except assets having an aggregate fair market value of less than $1,000,000, aggregating similar transactions over a twelve-month period); or

          (iv) sale, lease or exchange to the Trust, in exchange for securities of the Trust, of any assets of any entity or person (except assets having an aggregate fair market value of less than $1,000,000, aggregating similar transactions over a twelve-month period)


if such corporation, person or entity is directly, or indirectly through affiliates, the beneficial owner of 5% or more of the outstanding Shares of the Trust. However, such 80% vote or consent will not be required with respect to the foregoing transactions where the Board of Trustees under certain conditions approves the transaction, in which case, with respect to (i) and (iii) above, a majority shareholder vote or consent will be required, and, with respect to (ii) and (iv) above, a shareholder vote or consent would be required. Furthermore, any amendment to the provisions in the Declaration of Trust requiring an 80% shareholder vote or consent for the foregoing transactions similarly requires an 80% shareholder vote or consent.


      The foregoing provisions will make more difficult a change in the Trust's management, or consummation of the foregoing transactions without the Trustee's approval, and would, in the event a secondary market were to develop in the Shares, have the effect of depriving shareholders of an opportunity to sell their Shares at a premium over prevailing market prices by discouraging a third party from seeking to obtain control of the Trust in a tender offer or similar transaction. However, the Board of Trustees has considered these anti-takeover provisions and believes that they are in the shareholders' best interests and benefit shareholders by providing the advantage of potentially requiring persons seeking control of the Trust to negotiate with its management regarding the price to be paid and facilitating the continuity of the Trust's management. Reference should be made to the Declaration of Trust on file with the SEC for the full text of these provisions.

YIELD INFORMATION

      The Trust may, from time to time, publish its yield. The yield on Trust Shares normally will fluctuate. Therefore, the yield for any given past period is not an indication or representation by the Trust of future yields or rates of return on its Shares. The Trust's yield is affected by changes in prevailing interest rates, average portfolio maturity and operating expenses. Current yield information may not provide a basis for comparison with bank deposits or other investments which pay a fixed yield over a stated period of time.


      The yield of the Trust is computed by dividing the Trust's net investment income over a 30-day period by an average value (using the average number of Shares entitled to receive dividends and the net asset value per Share at the end of the period), all in accordance with the standardized yield formula prescribed by the SEC for open-end investment companies. Such amount is compounded for six months and then annualized for a twelve-month period to derive the Trust's yield. For the 30-day period ended September 30, 2004, the Trust's yield, calculated pursuant to this formula, was ___%.


      On occasion, the Trust may compare its yield to (i) the Prime Rate, quoted daily in THE WALL STREET JOURNAL as the base rate on corporate loans at large U.S. money center commercial banks, (ii) one or more averages compiled by DONOGHUE'S MONEY FUND REPORT, a widely recognized independent publication that monitors the performance of money market mutual funds, (iii) the average yield reported by the BANK RATE MONITOR NATIONAL INDEX for money market deposit accounts offered by the 100 leading banks and thrift institutions in the ten largest standard metropolitan statistical areas, (iv) yield data published by Lipper Analytical Services, Inc., or (v) the yield on an investment in 90-day Treasury bills on a rolling basis, assuming quarterly compounding. In addition, the Trust may compare the Prime Rate, the DONOGHUE'S averages and the other yield data described above to each other. As with yield quotations, yield comparisons should not be considered representative of the Trust's yield or relative performance for any future period.

REPORTS TO SHAREHOLDERS

      The Trust will send to shareholders semi-annual reports showing the Trust's portfolio and other information. An annual report, containing financial statements audited by independent auditors, together with their report thereon, will be sent to shareholders each year.


FUND COUNSEL

      Clifford Chance US LLP, located at 31 West 52nd Street, New York, NY 10019, acts as the Trust's legal counsel.

EXPERTS

      The September 30, 2004 financial statements of the Trust, included herein, have been so included in reliance upon the report of Deloitte & Touche LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

REVENUE SHARING

      The Investment Adviser and/or Distributor may pay compensation, out of their own funds and not as an expense of the Trust, to Morgan Stanley DW and certain unaffiliated brokers, dealers or other financial intermediaries ("Intermediaries") in connection with the sale or retention of Fund shares and/or shareholder servicing. For example, the Investment Adviser or the Distributor may pay additional compensation to Morgan Stanley DW and to Intermediaries for the purpose of promoting the sale of Trust shares, maintaining share balances and/or for sub-accounting, administrative or shareholder processing services. Such payments are in addition to any distribution fees, service fees and/or transfer agency fees that may be payable by the Trust. The additional payments may be based on factors, including level of sales (based on gross or net sales or some specified minimum sales or some other similar criteria related to sales of the Trust and/or some or all other Morgan Stanley Funds), amounts of assets invested by the Intermediary's customers (which could include current or aged assets of the Trust and/or some or all other Morgan Stanley Funds), the Trust's advisory fees, some other agreed upon amount, or other measures as determined from time to time by the Investment Adviser and/or Distributor. The amount of these payments, as determined from time to time by the Investment Adviser or the Distributor, may be different for different Intermediaries.

      These payments currently include the following amounts which are paid to Financial Advisors and Intermediaries or their salespersons in accordance with the applicable compensation structure:

          On sales (except purchases through 401(k) platforms) through Morgan Stanley DW's Mutual Fund Network:

          -    An amount equal to 0.20% of gross sales of Trust shares; and

          - As of January 1, 2001, for those shares purchased after January 1, 2000, an annual fee in an amount up to 0.05% of the value of such Trust shares held for a one-year period or more.

      The prospect of receiving, or the receipt of, additional compensation, as described above, by Morgan Stanley DW or other Intermediaries may provide Morgan Stanley DW or other Intermediaries and/or Financial Advisors and other salespersons with an incentive to favor sales of shares of the Trust over other investment options with respect to which Morgan Stanley DW or an Intermediary does not receive additional compensation (or receives lower levels of additional compensation). These payment arrangements, however, will not change the price that an investor pays for shares of the Trust. Investors may wish to take such payment arrangements into account when considering and evaluating any recommendations relating to Trust shares.

      You should review carefully any disclosure by such brokers, dealers or other Intermediaries as to their compensation.


ADDITIONAL INFORMATION

CODE OF ETHICS


      The Trust, the Investment Advisor and Morgan Stanley Distributors Inc. have each adopted a Code of Ethics pursuant to Rule 17j-1 under the Investment Company Act. The Codes of Ethics are designed to detect and prevent improper personal trading. The Codes of Ethics permit personnel subject to the Codes to invest in securities, including securities that may be purchased, sold or held by the Trust, subject to a number of restrictions and controls, including prohibitions against purchases of securities in an Initial Public Offering and a preclearance requirement with respect to personal securities transactions.

PROXY VOTING POLICIES AND PROCEDURES AND PROXY VOTING RECORD

      A copy of the Trust's policies and procedures with respect to the voting of proxies relating to the Fund's portfolio securities is attached as Exhibit A. Information on how the Trust voted proxies relating to portfolio securites during the most recent twelve-month period ended June 30 is available without charge, upon request, by calling (800) 869-NEWS or by visiting the Mutual Fund Center on our web site at www.morganstanley.com. This information is also available on the Securities and Exchange Commission's (the "SEC") web site at http://www.sec.gov.


  SHAREHOLDER INQUIRIES

      All inquiries regarding the Trust should be directed to the Trust at the telephone number or address set forth on the front cover of the Prospectus.

      The Prospectus does not contain all of the information set forth in the Registration Statement that the Trust has filed with the SEC. The complete Registration Statement may be obtained from the SEC upon payment of the fee prescribed by the Rules and Regulations of the SEC. Reports and other information about the Trust are available on the EDGAR Database on the SEC's Internet site (www.sec.gov) and copies of this information may be obtained after paying a duplicating fee, by electronic request at the following E-mail address: publicinfo@sec.gov, or writing the Public Reference Section of the SEC, Washington, DC 20549-0102.

MORGAN STANLEY PRIME INCOME TRUST

PORTFOLIO OF INVESTMENTS - SEPTEMBER 30, 2004

PRINCIPAL
AMOUNT IN                                                                  COUPON       MATURITY
THOUSANDS                                                                   RATE          DATE          VALUE
------------------------------------------------------------------------------------------------------------------
             Senior Collateralized Term Loans (a) (88.4%)
             AEROSPACE & DEFENSE (1.4%)
$    3,980   ARINC, Inc.                                                    4.12     %  03/10/11   $     4,039,700
     1,990   CACI International, Inc.                                   3.21 - 3.45     05/03/11         2,003,054
     2,000   Ceradyne, Inc.                                             3.75 - 3.938    08/18/11         2,023,760
     1,985   ILC Industries, Inc.                                           4.90        08/05/10         2,019,738
     5,459   Transdigm, Inc.                                               3.936        07/22/10         5,535,570
                                                                                                   ---------------
                                                                                                        15,621,822
                                                                                                   ---------------
             AUTO PARTS: I.E.. (1.2%)
     4,611   Amcan Consolidated Technologies Corp. (Canada)                 6.00        03/28/07         3,942,184
     9,985   Federal-Mogul Corp. (Revolver) (f)                             3.59        02/24/04         9,145,673
                                                                                                   ---------------
                                                                                                        13,087,857
                                                                                                   ---------------
             AUTOMOTIVE AFTERMARKET (1.9%)
     8,000   Goodyear Tire & Rubber Co. (The)                               5.69        03/31/06         8,118,720
     7,940   Metokote Corp.                                             4.96 - 5.09     08/13/10         8,054,177
     4,852   Safelite Glass Corp.                                       5.50 - 6.00     09/30/07         4,561,385
                                                                                                   ---------------
                                                                                                        20,734,282
                                                                                                   ---------------
             BROADCAST/MEDIA (0.8%)
     2,000   NEP Supershooters, LP                                          5.70        02/03/11         2,021,880
     6,500   Susquehanna Media Co.                                      3.84 - 4.07     03/31/12         6,581,250
                                                                                                   ---------------
                                                                                                         8,603,130
                                                                                                   ---------------
             BUILDING PRODUCTS (0.3%)
     3,750   Interline Brands, Inc.                                     5.34 - 5.475    11/30/09         3,775,800
                                                                                                   ---------------
             CABLE/SATELLITE TV (6.9%)
     1,990   Cebridge Connections, Inc.                                 4.829 - 7.00    02/23/09         1,999,950
     4,000   Century Cable Holdings, LLC                                    6.75        06/30/09         3,954,640
    25,000   Century Cable Holdings, LLC                                    6.75        12/31/09        24,619,750
    12,000   Charter Communications Operating, LLC                          4.67        04/27/10        11,800,560
    12,967   Charter Communications Operating, LLC                          4.92        04/27/11        12,879,580
     6,656   DirecTV Holdings, LLC                                      3.88 - 4.07     03/06/10         6,701,415
     1,985   Insight Midwest Holdings, LLC                                  4.75        12/31/09         2,012,850
     5,000   Olympus Cable Holdings, LLC                                    6.00        06/30/10         4,916,950
     8,000   Olympus Cable Holdings, LLC                                    6.75        09/30/10         7,890,000
                                                                                                   ---------------
                                                                                                        76,775,695
                                                                                                   ---------------
             CASINO/GAMING (3.9%)
    11,612   Alliance Gaming Corp.                                         3.538        09/04/09        11,766,468
     1,950   Global Cash Access, LLC                                        4.59        03/10/10         1,978,041
     7,788   Mandalay Resort Group                                         5.475        06/30/08         7,797,959

                        SEE NOTES TO FINANCIAL STATEMENTS

PRINCIPAL
AMOUNT IN                                                                  COUPON       MATURITY
THOUSANDS                                                                   RATE          DATE          VALUE
------------------------------------------------------------------------------------------------------------------
$    3,495   Opbiz (Planet Hollywood)                                       4.80     %  08/31/10   $     3,416,841
         8   Opbiz (Planet Hollywood) (c)(d)                                5.80        08/31/10             7,941
     2,671   Penn National Gaming, Inc.                                 4.34 - 4.48     09/01/07         2,713,960
     5,000   Ruffin Gaming, LLC                                            4.875        07/14/07         5,037,500
    10,364   Venetian Casino Resort, LLC                                    4.29        06/15/11        10,525,516
                                                                                                   ---------------
                                                                                                        43,244,226
                                                                                                   ---------------

             CELLULAR TELEPHONE (0.2%)
     2,000   AAT Communications Corp.                                   4.40 - 4.53     01/16/12         2,027,500
                                                                                                   ---------------
             CHEMICALS: MAJOR DIVERSIFIED (1.8%)
     2,070   BCP Crystal Holdings Ltd.                                      4.48        04/06/11         2,105,331
    10,373   Huntsman Company, LLC                                     5.813 - 11.625   03/31/07        10,405,804
     8,000   Kosa B.V. (Netherlands)                                       4.563        04/29/11         8,112,480
                                                                                                   ---------------
                                                                                                        20,623,615
                                                                                                   ---------------
             CHEMICALS: SPECIALTY (4.6%)
     5,000   Brenntag AG (Germany)                                          4.73        02/27/12         5,087,500
     1,990   Hercules, Inc.                                            3.475 - 3.725    10/08/10         2,007,413
    19,000   Huntsman International, LLC                                    5.06        12/31/10        19,289,750
     7,960   ISP Chemco, Inc.                                          3.188 - 3.813    03/27/11         8,049,550
     6,654   Kraton Polymers, LLC                                      4.375 - 4.625    12/23/10         6,691,539
     5,063   Nalco Company                                              4.33 - 6.25     11/04/10         5,129,114
     5,000   Rockwood Specialties Group, Inc.                               4.21        07/30/12         5,039,450
                                                                                                   ---------------
                                                                                                        51,294,316
                                                                                                   ---------------
             CONSTRUCTION MATERIALS (0.6%)
     4,975   Builders Firstsource, Inc.                                     4.59        02/25/10         5,012,313
     2,000   Nortek, Inc.                                               4.62 - 6.25     08/27/11         2,025,840
                                                                                                   ---------------
                                                                                                         7,038,153
                                                                                                   ---------------
             CONSUMER SUNDRIES (1.5%)
     1,629   Aero Products International, Inc.                          5.83 - 6.67     12/19/08         1,504,563
       997   American Safety Razor Co.                                  4.84 - 5.02     04/29/11         1,009,969
     2,500   Amscan Holdings, Inc.                                      4.35 - 6.50     04/30/12         2,523,450
     3,449   Jostens, Inc.                                                  4.15        07/29/10         3,481,273
     2,985   Prestige Brands, Inc.                                      4.075 - 6.50    04/06/11         3,004,910
     3,697   Rayovac Corp.                                              4.10 - 4.33     09/30/09         3,755,430
     1,462   World Kitchen, Inc.                                            5.50        03/31/08         1,416,776
                                                                                                   ---------------
                                                                                                        16,696,371
                                                                                                   ---------------
             CONSUMER/BUSINESS SERVICES (0.8%)
     2,178   Alderwoods Group, Inc.                                     4.42 - 6.50     08/19/10         2,211,402
     6,948   Buhrmann US, Inc.                                              4.32        12/31/10         7,043,117
                                                                                                   ---------------
                                                                                                         9,254,519
                                                                                                   ---------------

                        SEE NOTES TO FINANCIAL STATEMENTS

PRINCIPAL
AMOUNT IN                                                                  COUPON       MATURITY
THOUSANDS                                                                   RATE          DATE          VALUE
------------------------------------------------------------------------------------------------------------------
             CONTAINERS/PACKAGING (4.5%)
$    1,995   Consolidated Container Holdings, LLC                      4.938 - 5.125 %  12/15/08   $     2,021,174
    12,850   Graphic Packaging International Corp.                          4.35        08/09/10        12,949,588
     6,820   Impress Metal Packaging Holdings B.V.
              (Netherlands)                                                5.122        12/31/06         6,836,994
       998   Kranson Industries, Inc.                                       4.73        07/30/11         1,004,981
     1,106   Nexpak Corp.                                                   8.00        11/26/04         1,107,532
     8,991   Nexpak Corp. (c)                                          7.625 - 7.875    12/31/04         1,798,215
       623   Nexpak Corp. (Revolver)                                        8.00        11/26/04           623,000
     3,304   Owens Illinois General, Inc.                                   4.73        04/01/07         3,350,807
    10,000   Owens Illinois General, Inc.                                   4.86        04/01/08        10,141,880
     2,190   Owens Illinois General, Inc. (France)                          4.87        04/01/08         2,221,975
     3,980   Solo Cup Co.                                               4.21 - 4.475    02/27/11         4,019,800
     4,283   United Components, Inc.                                        4.17        06/30/10         4,344,928
                                                                                                   ---------------
                                                                                                        50,420,874
                                                                                                   ---------------
             DIVERSIFIED MANUFACTURING (0.8%)
     2,821   Amsted Industries, Inc.                                    5.71 - 5.98     10/15/10         2,856,590
     2,836   Juno Lighting, Inc.                                        4.34 - 4.62     11/21/10         2,878,909
     2,826   Werner Holding Co.                                         5.15 - 5.34     06/11/09         2,778,976
                                                                                                   ---------------
                                                                                                         8,514,475
                                                                                                   ---------------
             DRUGSTORE CHAINS (0.5%)
     5,000   Jean Coutu Group (Canada)                                     4.125        07/30/11         5,069,300
                                                                                                   ---------------
             EDUCATION (0.1%)
     1,402   Educate Operating Co.                                         4.975        03/31/11         1,418,418
                                                                                                   ---------------
             ELECTRIC UTILITIES (0.5%)
     5,000   Mission Energy Holdings International, Inc.                    7.00        12/11/06         5,025,000
                                                                                                   ---------------
             ELECTRONIC COMPONENTS (0.3%)
     2,759   Knowles Electronics, Inc.                                     6.188        08/29/07         2,786,883
                                                                                                   ---------------
             ENGINEERING & CONSTRUCTION (0.3%)
     3,317   United Rentals, Inc.                                       4.03 - 4.09     02/14/11         3,334,908
                                                                                                   ---------------
             ENTERTAINMENT & LEISURE (0.6%)
     3,980   WMG Acquisition Corp.                                     4.025 - 4.531    02/01/11         4,040,058
     1,714   Yankees Global Enterprises                                 4.15 - 4.441    06/25/07         1,735,714
       786   Yankees Holdings, LP                                      4.194 - 4.486    06/25/07           795,536
                                                                                                   ---------------
                                                                                                         6,571,308
                                                                                                   ---------------
             ENVIRONMENTAL SERVICES (3.7%)
    10,144   Allied Waste North America, Inc.                           4.10 - 4.63     01/15/10        10,307,460
     7,826   Duratek, Inc.                                             5.938 - 6.125    12/16/09         7,823,661
     7,106   Environmental Systems Products Holdings, Inc.              5.18 - 5.34     12/12/08         7,154,704

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                                       29

PRINCIPAL
AMOUNT IN                                                                  COUPON       MATURITY
THOUSANDS                                                                   RATE          DATE          VALUE
------------------------------------------------------------------------------------------------------------------
$    2,970   IESI Corp.                                                 4.58 - 5.75  %  09/30/10   $     3,016,392
    13,045   Laidlaw International, Inc.                                    5.59        06/19/09        13,263,009
                                                                                                   ---------------
                                                                                                        41,565,226
                                                                                                   ---------------
             FINANCE - COMMERCIAL (0.3%)
     3,387   Outsourcing Solutions, Inc.                                    6.70        12/09/08         3,328,094
         7   Outsourcing Solutions, Inc. (Revolver)                         8.25        12/09/08             6,989
                                                                                                   ---------------
                                                                                                         3,335,083
                                                                                                   ---------------
             FINANCE/RENTAL/LEASING (0.5%)
     6,000   Refco Finance Holdings, LLC                                   4.561        08/05/11         6,000,000
                                                                                                   ---------------
             FINANCIAL PUBLISHING/SERVICES (0.7%)
     7,000   Merrill Communications, LLC                                4.34 - 4.475    07/30/09         7,078,750
       998   Verifone Intermediate Holdings, Inc.                           4.18        06/30/11         1,009,350
                                                                                                   ---------------
                                                                                                         8,088,100
                                                                                                   ---------------
             FINANCIAL SERVICES (0.7%)
     2,494   Coinstar, Inc.                                                 3.84        07/07/11         2,535,845
     4,988   Transfirst Holdings, Inc.                                      5.70        03/31/10         5,031,141
                                                                                                   ---------------
                                                                                                         7,566,986
                                                                                                   ---------------
             FOOD DISTRIBUTORS (0.4%)
     4,000   Acosta Sales Co, Inc.                                      4.408 - 4.63    08/10/10         4,035,000
                                                                                                   ---------------
             FOOD RETAIL (0.4%)
     4,975   Luigino's, Inc.                                           4.813 - 4.875    04/02/11         5,012,313
                                                                                                   ---------------
             FOOD: MAJOR DIVERSIFIED (1.3%)
     6,895   Burns Philp, Inc.                                              5.09        02/20/09         6,998,315
     4,475   Dole Food Co.                                              3.938 - 6.00    09/28/08         4,540,748
     2,977   Michael Foods, Inc.                                        3.714 - 3.99    11/21/10         3,012,873
                                                                                                   ---------------
                                                                                                        14,551,936
                                                                                                   ---------------
             FOODS & BEVERAGES (4.1%)
     3,790   Atkins Nutritionals, Inc.                                      5.23        10/29/09         3,363,625
     5,940   B&G Foods, Inc.                                            4.94 - 7.00     08/31/09         5,974,630
     7,452   Birds Eye Foods, Inc.                                      4.46 - 4.59     06/30/08         7,554,585
     2,550   Del Monte Corp.                                            3.93 - 4.09     12/20/10         2,591,722
     4,838   DS Waters Enterprises, LP                                  4.62 - 4.92     11/07/09         4,660,931
     2,993   Pierre Foods, Inc.                                         4.30 - 4.48     06/30/10         3,018,056
    16,915   Pinnacle Foods Holding Corp.                               4.20 - 4.26     11/25/10        17,063,006
     2,000   Sunny Delight Beverage Co.                                     5.98        08/20/10         2,025,000
                                                                                                   ---------------
                                                                                                        46,251,555
                                                                                                   ---------------
             HEALTHCARE (1.4%)
     4,000   Ardent Health Services, Inc.                                   3.92        08/12/11         4,017,520

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                                       30

PRINCIPAL
AMOUNT IN                                                                  COUPON       MATURITY
THOUSANDS                                                                   RATE          DATE          VALUE
------------------------------------------------------------------------------------------------------------------
$    4,945   Concentra Operating Corp.                                      4.26     %  06/30/09   $     5,015,178
     1,990   Multiplan, Inc.                                                4.73        03/04/09         2,009,900
     1,995   Sterigenics International, Inc.                                4.86        06/14/11         2,019,938
     2,746   VWR International, Inc.                                        4.34        04/07/11         2,792,627
                                                                                                   ---------------
                                                                                                        15,855,163
                                                                                                   ---------------
             HOME FURNISHINGS (0.5%)
     2,000   Holmes Group, Inc.                                         4.961 - 7.00    11/08/10         2,000,000
     3,703   Tempur-Pedic, Inc.                                            4.225        06/30/09         3,726,269
                                                                                                   ---------------
                                                                                                         5,726,269
                                                                                                   ---------------
             HOSPITAL/NURSING MANAGEMENT (0.7%)
     2,000   CHS/Community Health Systems, Inc.                             3.54        08/19/11         2,004,280
     5,916   Triad Hospitals, Inc.                                          4.09        09/30/08         6,004,811
                                                                                                   ---------------
                                                                                                         8,009,091
                                                                                                   ---------------
             HOTELS/RESORTS/CRUISELINES (1.6%)
     4,000   Boca Resorts Hotel Corp.                                      4.125        07/22/09         4,000,000
     9,169   Wyndham International, Inc.                                    6.50        06/30/06         9,121,410
     4,935   Wyndham International, Inc.                                    7.50        04/01/06         4,927,901
                                                                                                   ---------------
                                                                                                        18,049,311
                                                                                                   ---------------
             INDUSTRIAL MACHINERY (1.0%)
     2,059   Formica Corp.                                              6.871 - 8.25    06/10/10         2,068,748
       569   Formica Corp. (Canada)                                     6.871 - 8.25    06/10/10           571,532
     1,390   Formica Corp. (Spain)                                      6.871 - 8.25    06/10/10         1,396,965
       711   Formica Corp. (United Kingdom)                             6.871 - 8.25    06/10/10           714,415
     3,780   Mueller Group, Inc.                                         4.43 - 4.59    04/23/11         3,810,509
     2,569   Sensus Metering Systems, Inc.                             4.891 - 4.921    12/17/10         2,601,685
       385   Sensus Metering Systems, Inc. (Luxembourg)                4.891 - 4.921    12/17/10           390,253
                                                                                                   ---------------
                                                                                                        11,554,107
                                                                                                   ---------------
             INDUSTRIAL SPECIALTIES (2.0%)
     7,612   Jet Plastica Industries, Inc.                                 6.563        02/28/05         7,231,140
     2,164   Jet Plastica Industries, Inc. (Revolver)                      6.563        02/28/05         2,055,997
     1,867   National Waterworks, Inc.                                      4.73        11/22/09         1,896,515
     6,464   Panolam Industries International, Inc. and
             Panolam Industries, Ltd. (Canada)                             6.125        11/24/06         6,484,350
     4,468   Unifrax Corp.                                                 5.375        05/19/10         4,534,875
                                                                                                   ---------------
                                                                                                        22,202,877
                                                                                                   ---------------
             LIFE/HEALTH INSURANCE (1.4%)
     2,993   Alliant Resources Group, Inc.                              4.688 - 5.15    08/31/11         2,996,241
     2,874   CCC Information Services                                       4.84        08/20/10         2,895,747
     9,975   Conseco, Inc.                                                 5.333        06/02/10        10,151,657
                                                                                                   ---------------
                                                                                                        16,043,645
                                                                                                   ---------------

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                                       31

PRINCIPAL
AMOUNT IN                                                                  COUPON       MATURITY
THOUSANDS                                                                   RATE          DATE          VALUE
------------------------------------------------------------------------------------------------------------------
             MEDICAL SPECIALTIES (0.6%)
$    2,919   Colgate Medical, Ltd. (United Kingdom)                     4.21 - 4.23  %  12/30/08   $     2,941,213
     3,427   CONMED Corp.                                               4.083 - 6.00    12/15/09         3,466,236
                                                                                                   ---------------
                                                                                                         6,407,449
                                                                                                   ---------------
             MEDICAL/NURSING SERVICES (0.4%)
     4,804   Ameripath, Inc.                                               4.833        03/27/10         4,840,478
                                                                                                   ---------------
             MISCELLANEOUS COMMERCIAL SERVICES (0.2%)
     1,802   Central Parking Corp.                                      4.34 - 4.475    03/31/10         1,825,642
                                                                                                   ---------------
             MOVIES/ENTERTAINMENT (1.6%)
     8,000   Metro-Goldwyn Mayer, Inc.                                      4.48        04/30/11         8,032,000
     9,648   Regal Cinemas Corp.                                           4.225        11/10/10         9,768,326
                                                                                                   ---------------
                                                                                                        17,800,326
                                                                                                   ---------------
             OIL & GAS PIPELINES (1.1%)
     6,500   La Grange Acquisition, LP                                      4.84        01/18/08         6,595,485
     5,985   Transwestern Pipeline Company                                  3.88        04/30/09         6,029,888
                                                                                                   ---------------
                                                                                                        12,625,373
                                                                                                   ---------------
             OIL REFINING/MARKETING (0.8%)
     4,916   Getty Petroleum Marketing, Inc.                                5.23        05/19/10         4,996,563
     1,995   Lyondell-Citgo Refining, LP                                3.59 - 3.87     05/21/07         2,009,962
     1,463   Tesoro Petroleum Corp.                                         7.26        04/15/08         1,507,750
                                                                                                   ---------------
                                                                                                         8,514,275
                                                                                                   ---------------
             OTHER METALS/MINERALS (1.3%)
     7,251   CII Carbon, Inc.                                               4.41        06/25/08         7,106,694
     2,000   Foundation PA Coal Co.                                         3.68        07/30/11         2,023,500
     4,821   IMC Global, Inc.                                           5.75 - 5.875    11/17/06         4,844,390
                                                                                                   ---------------
                                                                                                        13,974,584
                                                                                                   ---------------
             PHARMACEUTICALS: OTHER (0.9%)
     9,666   MCC Merger Sub Corp.                                           6.95        09/30/08         9,714,339
                                                                                                   ---------------
             PRINTING/PUBLISHING (0.6%)
     4,482   Day International Group, Inc.                              5.34 - 5.48     09/16/09         4,524,196
     1,975   Vutek, Inc.                                                    7.25        06/25/10         1,960,188
                                                                                                   ---------------
                                                                                                         6,484,384
                                                                                                   ---------------
             PUBLISHING: BOOKS/MAGAZINES (4.8%)
       952   Advanstar Communications, Inc.                                 6.34        10/11/07           958,533
     8,066   American Media Operations, Inc.                            4.375 - 4.75    04/01/07         8,194,732
     5,000   Cygnus Business Media, Inc.                                    6.42        07/13/09         4,987,500
     5,839   F&W Publications, Inc.                                         5.45        12/31/09         5,906,297
     4,988   Network Communications, Inc.                               5.73 - 5.90     06/30/11         5,046,751
     4,463   Primedia, Inc.                                                4.625        06/30/09         4,316,889

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                                       32

PRINCIPAL
AMOUNT IN                                                                  COUPON       MATURITY
THOUSANDS                                                                   RATE          DATE          VALUE
------------------------------------------------------------------------------------------------------------------
$    8,978   R.H. Donnelley, Inc.                                       3.92 - 4.23  %  06/30/11   $     9,103,275
     2,831   Transwestern Publishing Company, LLC                       3.938 - 5.75    02/25/11         2,853,937
     1,840   Transwestern Publishing Company, LLC                          4.563        06/24/11         1,857,535
    10,439   Ziff Davis Media, Inc.                                         6.48        03/31/07        10,382,607
                                                                                                   ---------------
                                                                                                        53,608,056
                                                                                                   ---------------
             PUBLISHING: NEWSPAPERS (0.9%)
     8,284   CanWest Media, Inc. (Canada)                                  4.065        08/15/09         8,392,191
     1,496   Herald Media, Inc.                                             4.45        07/22/11         1,515,864
                                                                                                   ---------------
                                                                                                         9,908,055
                                                                                                   ---------------
             REAL ESTATE - INDUSTRIAL/OFFICE (0.2%)
     1,871   Corrections Corp. of America                               3.91 - 4.13     03/31/08         1,903,812
                                                                                                   ---------------
             REAL ESTATE DEVELOPMENT (0.4%)
     5,000   Landsource Communities Development, LLC                       4.375        03/31/10         5,078,100
                                                                                                   ---------------
             RECREATIONAL PRODUCTS (0.4%)
     2,487   Pure Fishing, Inc.                                         4.59 - 4.98     09/30/10         2,521,703
     1,959   True Temper Sports, Inc.                                   4.21 - 6.25     03/15/11         1,939,050
                                                                                                   ---------------
                                                                                                         4,460,753
                                                                                                   ---------------
             RESTAURANTS (0.1%)
     1,500   Denny's, Inc.                                                  5.07        09/30/09         1,525,785
                                                                                                   ---------------
             RETAIL - SPECIALTY (3.3%)
     2,437   Alimentation Couche-Tard, Inc. (Canada)                   3.563 - 5.50     12/17/10         2,460,590
     1,975   Central Garden & Pet Co.                                       4.09        05/14/09         1,998,463
     8,932   General Nutritional Centers, Inc.                          4.84 - 4.93     12/05/09         9,032,991
     3,937   Home Interiors & Gifts, Inc.                               6.23 - 6.42     03/31/11         3,793,781
     2,070   NBTY, Inc.                                                     3.75        03/15/07         2,089,698
     2,985   Nebraska Book Co.                                          4.48 - 4.67     03/04/11         3,026,044
     9,648   Pantry, Inc. (The)                                             4.09        03/12/11         9,720,185
     4,778   TravelCenters of America, Inc.                             4.53 - 7.00     11/14/08         4,841,204
                                                                                                   ---------------
                                                                                                        36,962,956
                                                                                                   ---------------
             SEMICONDUCTORS (1.4%)
     8,262   On Semiconductor Corp.                                         4.75        08/04/09         8,282,862
     6,944   Viasystems, Inc.                                               7.15        09/30/08         7,010,961
                                                                                                   ---------------
                                                                                                        15,293,823
                                                                                                   ---------------
             SERVICES TO THE HEALTH INDUSTRY (1.3%)
     2,129   Alliance Imaging, Inc.                                    4.063 - 4.50     06/10/08         2,123,290
     3,157   FHC Health Systems, Inc.                                   7.79 - 9.79     12/18/09         3,200,554
     2,910   Insight Health Services Acquisition Corp.                     5.475        10/17/08         2,931,790
     2,000   Insight Health Services Acquisition Corp.                     5.725        10/17/08         1,995,000
     4,000   MC Communications, LLC                                     6.17 - 6.44     12/31/10         3,980,000
                                                                                                   ---------------
                                                                                                        14,230,634
                                                                                                   ---------------

                        SEE NOTES TO FINANCIAL STATEMENTS

PRINCIPAL
AMOUNT IN                                                                  COUPON       MATURITY
THOUSANDS                                                                   RATE          DATE          VALUE
------------------------------------------------------------------------------------------------------------------
             SPECIALTY INSURANCE (0.1%)
$      978   Mitchell International, Inc.                                   4.98     %  08/15/11   $       985,750
                                                                                                   ---------------
             SPECIALTY TELECOMMUNICATIONS (0.5%)
     5,100   Syniverse Holdings, LLC                                    4.79 - 4.98     09/30/10         5,173,334
                                                                                                   ---------------
             TELECOMMUNICATION EQUIPMENT (0.0%)
     1,155   Channel Master, Inc. (c)                                       9.50        11/15/04           323,331
        64   Channel Master, Inc. (Revolver) (c)                            9.50        11/15/04            17,947
                                                                                                   ---------------
                                                                                                           341,278
                                                                                                   ---------------
             TELECOMMUNICATIONS (1.9%)
     2,000   360Networks Holdings, Inc.                                     6.65        11/12/07         1,820,000
     2,336   Davel Financing Co., LLC (b)(c)(d)                            10.00        12/31/05           518,356
     8,005   FairPoint Communications, Inc.                                6.375        03/31/07         8,044,946
     7,585   KMC Telecom, Inc.                                              7.48        07/25/10         4,114,955
     4,102   McLeod USA, Inc.                                               6.42        05/30/08         1,946,636
     5,000   WILTEL Communications, LLC                                     7.25        06/30/10         5,006,250
                                                                                                   ---------------
                                                                                                        21,451,143
                                                                                                   ---------------
             TEXTILES (0.5%)
     5,985   Polymer Group, Inc.                                            5.21        04/27/10         6,031,144
                                                                                                   ---------------
             TRANSPORTATION (2.5%)
     1,995   Horizon Lines, LLC                                             4.73        07/07/11         2,026,162
     3,313   Pacer International, Inc.                                 4.063 - 4.438    06/10/10         3,361,377
    11,139   Quality Distribution, Inc.                                 4.60 - 4.84     11/13/09        10,804,578
     9,765   Sirva Worldwide, Inc.                                          4.19        12/01/10         9,850,147
     1,450   Transport Industries, LP                                       6.00        06/13/10         1,452,476
                                                                                                   ---------------
                                                                                                        27,494,740
                                                                                                   ---------------
             UTILITIES (1.6%)
     9,950   Allegheny Energy Supply Co., LLC                           4.39 - 4.94     03/08/11        10,096,826
     7,823   Pike Electric, Inc.                                           3.938        07/01/12         7,964,928
                                                                                                   ---------------
                                                                                                        18,061,754
                                                                                                   ---------------
             WIRELESS TELECOMMUNICATIONS (6.8%)
     9,937   Centennial Cellular Operating Co.                          4.338 - 4.92    02/09/11        10,025,248
     4,950   Dobson Cellular Systems, Inc.                               5.17 - 5.36    03/31/10         4,924,656
     9,750   Microcell Solutions, Inc. (Canada)                            5.975        03/17/11         9,802,845
    25,847   Nextel Finance Co.                                            4.188        12/15/10        26,003,175
    19,000   Nextel Partners Operating Corp.                               4.313        05/31/11        19,275,120
     5,985   Western Wireless Corp.                                     4.60 - 4.84     05/31/11         6,075,853
                                                                                                   ---------------
                                                                                                        76,106,897
                                                                                                   ---------------
             Total Senior Collateralized Term Loans
             (COST $994,734,903)                                                                       986,569,978
                                                                                                   ---------------

                        SEE NOTES TO FINANCIAL STATEMENTS

NUMBER OF
  SHARES                                                                                              VALUE
----------------------------------------------------------------------------------------------------------------
             Common Stocks (e) (5.2%)
             AUTOMOTIVE AFTERMARKET (0.0%)
   100,632   Safelite Glass Corp. (b)                                                            $       162,018
     6,793   Safelite Realty Corp. (b)                                                                         0
                                                                                                 ---------------
                                                                                                         162,018
                                                                                                 ---------------
             CASINO/GAMING (0.0%)
         1   Opbiz (Planet Hollywood) (b)                                                                 43,200
                                                                                                 ---------------
             COMPUTER SOFTWARE & SERVICES (0.0%)
   107,026   DecisionOne Corp. (b)                                                                             0
                                                                                                 ---------------
             CONSUMER SUNDRIES (0.0%)
    52,654   World Kitchen, Inc. (b)                                                                           0
                                                                                                 ---------------
             ENGINEERING & CONSTRUCTION (1.2%)
   378,900   Washington Group International, Inc.                                                     13,117,518
                                                                                                 ---------------
             ENVIRONMENTAL SERVICES (0.0%)
    19,446   Environmental Systems Products Holdings, Inc. (b)                                           196,794
                                                                                                 ---------------
             FINANCE - COMMERCIAL (0.3%)
    75,161   Outsourcing Solutions, Inc.                                                               2,893,689
                                                                                                 ---------------
             FOREST PRODUCTS (0.1%)
   230,289   Tembec, Inc. (Canada)                                                                     1,523,944
                                                                                                 ---------------
             HOSPITAL/NURSING MANAGEMENT (0.1%)
    54,169   Genesis Healthcare Corp.                                                                  1,647,294
                                                                                                 ---------------
             MANAGED HEALTH CARE (0.0%)
   517,459   Interim Healthcare, Inc. (b)                                                                      0
                                                                                                 ---------------
             MEDICAL SPECIALTIES (1.4%)
   288,565   Dade Behring Holdings, Inc.                                                              16,078,265
                                                                                                 ---------------
             MEDICAL/NURSING SERVICES (0.8%)
   345,296   NeighborCare, Inc.                                                                        8,753,254
                                                                                                 ---------------
             TELECOMMUNICATIONS (0.0%)
11,826,532   Davel Communications, Inc.                                                                   85,151
11,689,637   KMC Telecom, Inc. (b)                                                                             0
                                                                                                 ---------------
                                                                                                          85,151
                                                                                                 ---------------
             TEXTILES (0.1%)
    61,460   London Fog (b)                                                                              532,858
                                                                                                 ---------------
             WIRELESS TELECOMMUNICATIONS (1.2%)
   464,735   Microcell Telecommunications, Inc. (Canada)                                              13,111,494
                                                                                                 ---------------
             Total Common Stocks
             (COST $30,655,976)                                                                       58,145,479
                                                                                                 ---------------

                        SEE NOTES TO FINANCIAL STATEMENTS

PRINCIPAL
AMOUNT IN                                                                  COUPON       MATURITY
THOUSANDS                                                                   RATE          DATE          VALUE
------------------------------------------------------------------------------------------------------------------
             Senior Notes (1.1%)
             MEDICAL/NURSING SERVICES (0.3%)
$    4,433   American HomePatient, Inc. (Secured)                          6.785     %  07/01/09   $     3,421,186
       109   American HomePatient, Inc. (Unsecured)                        8.570        07/01/09            84,218
                                                                                                   ---------------
                                                                                                         3,505,404
                                                                                                   ---------------
             MEDICAL SPECIALTIES (0.5%)
     4,483   Dade Behring, Inc.                                            11.91        10/03/10         4,998,843
                                                                                                   ---------------
             TELECOMMUNICATIONS (0.3%)
     4,773   KMC Telecom, Inc. (c)(d)                                      7.375        06/30/11         2,589,489
     2,082   KMC Telecom, Inc. (c)(d)                                      7.625        06/30/11         1,129,192
                                                                                                   ---------------
                                                                                                         3,718,681
                                                                                                   ---------------
             Total Senior Notes
              (COST $12,593,377)                                                                        12,222,928
                                                                                                   ---------------
NUMBER OF                                                                              EXPIRATION
 WARRANTS                                                                                 DATE
----------                                                                             ----------
             Warrants (b)(e) (0.0%)
             CASINO/GAMING
     7,064   Opbiz (Planet Hollywood)
              (COST $0)                                                                 09/01/10                 0
                                                                                                   ---------------

PRINCIPAL
AMOUNT IN                                                                               MATURITY
THOUSANDS                                                                                 DATE
----------                                                                              --------
             Short-Term Investments (3.9%)
             Commercial Paper (g)(h) (2.0%)
             FINANCIAL CONGLOMERATES
    23,000   General Electric Capital Corp.
              (COST $22,980,105)                                            1.73        10/19/04        22,980,105
                                                                                                   ---------------

                        SEE NOTES TO FINANCIAL STATEMENTS

PRINCIPAL
AMOUNT IN                                                                  COUPON       MATURITY
THOUSANDS                                                                   RATE          DATE          VALUE
------------------------------------------------------------------------------------------------------------------
             Repurchase Agreements (1.9%)
$    6,500   Joint Repurchase Agreement
              (dated 09/30/04; proceeds $6,500,330) (i)
              (COST $6,500,000)                                             1.83     %  10/01/04   $     6,500,000
    14,609   The Bank of New York (dated 09/30/04;
              proceeds $14,609,240) (j)
              (COST $14,608,504)                                            1.81        10/01/04        14,608,504
                                                                                                   ---------------
             Total Repurchase Agreements
              (COST $21,108,504)                                                                        21,108,504
                                                                                                   ---------------
             Total Short-Term Investments
              (COST $44,088,609)                                                                        44,088,609
                                                                                                   ---------------
             Total Investments
              (COST $1,082,072,865) (k)                                     98.6%                    1,101,026,994
             Other Assets in Excess of Liabilities                           1.4                        15,231,409
                                                                           -----                   ---------------
             Net Assets                                                    100.0%                  $ 1,116,258,403
                                                                           =====                   ===============

----------
   (a) FLOATING RATE SECURITIES. INTEREST RATES SHOWN ARE THOSE IN EFFECT AT SEPTEMBER 30, 2004.
   (b)  VALUED USING FAIR VALUE PROCEDURES - TOTAL AGGREGATE VALUE IS
        $1,453,226.
   (c)  NON-INCOME PRODUCING SECURITY; LOAN OR NOTE IN DEFAULT.
   (d)  PAYMENT-IN-KIND SECURITY.
   (e)  NON-INCOME PRODUCING SECURITIES.
   (f)  ISSUER IS RESTRUCTURING LOAN.
   (g) PURCHASED ON A DISCOUNT BASIS. THE INTEREST RATE SHOWN HAS BEEN ADJUSTED TO REFLECT A MONEY MARKET EQUIVALENT YIELD.
   (h) THIS SECURITY HAS BEEN PHYSICALLY SEGREGATED IN CONNECTION WITH UNFUNDED LOAN COMMITMENTS.
   (i)   COLLATERALIZED BY FEDERAL AGENCY AND U.S. TREASURY OBLIGATIONS.
   (j) COLLATERALIZED BY FEDERAL NATIONAL MORTGAGE ASSOC. 1.813% DUE 10/01/04 VALUED AT $14,900,674.
   (k) THE AGGREGATE COST FOR FEDERAL INCOME TAX PURPOSES IS $1,081,184,641. THE AGGREGATE GROSS UNREALIZED APPRECIATION IS $43,684,828 AND THE AGGREGATE GROSS UNREALIZED DEPRECIATION IS $23,842,475, RESULTING IN NET UNREALIZED APPRECIATION OF $19,842,353.

                        SEE NOTES TO FINANCIAL STATEMENTS

MORGAN STANLEY PRIME INCOME TRUST

FINANCIAL STATEMENTS

Statement of Assets and Liabilities
SEPTEMBER 30, 2004

Assets:
Investments in securities, at value
 (cost $1,082,072,865)                                                                 $   1,101,026,994
Cash (including $750,000 segregated
 in connection with unfunded
 loan commitments)                                                                             2,351,337
Receivable for:
 Investments sold                                                                             10,470,939
 Interest                                                                                      4,082,201
 Shares of beneficial interest sold                                                              880,132
Prepaid expenses and other assets                                                                660,752
                                                                                       -----------------
    Total Assets                                                                           1,119,472,355
                                                                                       -----------------
Liabilities:
Payable for:
 Investments purchased                                                                           888,313
 Investment advisory fee                                                                         814,304
 Administration fee                                                                              233,474
 Dividends to shareholders                                                                       214,514
Accrued expenses and other payables                                                              720,502
Deferred loan fees                                                                               342,845
Commitments and contingencies
 (Notes 6 and 8)                                                                                       0
                                                                                       -----------------
    Total Liabilities                                                                          3,213,952
                                                                                       -----------------
    Net Assets                                                                         $   1,116,258,403
                                                                                       -----------------
Composition of Net Assets:
Paid-in-capital                                                                        $   1,490,665,669
Net unrealized appreciation                                                                   18,954,129
Accumulated undistributed net
 investment income                                                                             2,542,599
Accumulated net realized loss                                                               (395,903,994)
                                                                                       -----------------
    Net Assets                                                                         $   1,116,258,403
                                                                                       =================
    Net Asset Value Per Share, 123,800,578 shares outstanding (unlimited shares
        authorized of $.01 par value)                                                  $            9.02
                                                                                       =================


Statement of Operations
FOR THE YEAR ENDED SEPTEMBER 30, 2004

Net Investment Income:
Income
Interest                                                                               $      54,462,167
Amendment and other loan fees                                                                  4,887,994
Dividends                                                                                        270,909
                                                                                       -----------------
    Total Income                                                                              59,621,070
                                                                                       -----------------
Expenses
Investment management fee                                                                     10,219,200
Administration fee                                                                             2,932,118
Professional fees                                                                                934,556
Transfer agent fees and expenses                                                                 613,517
Shareholder reports and notices                                                                  356,827
Registration fees                                                                                237,210
Custodian fees                                                                                    56,142
Trustees' fees and expenses                                                                       24,025
Other                                                                                            128,638
                                                                                       -----------------
    Total Expenses                                                                            15,502,233
Less: expense offset                                                                             (24,481)
                                                                                       -----------------
    Net Expenses                                                                              15,477,752
                                                                                       -----------------
    Net Investment Income                                                                     44,143,318
                                                                                       -----------------
Net Realized and Unrealized Gain (Loss):
Net realized loss                                                                             (1,304,193)
Net change in unrealized depreciation                                                         65,142,684
                                                                                       -----------------
    Net Gain                                                                                  63,838,491
                                                                                       -----------------
Net Increase                                                                           $     107,981,809
                                                                                       =================

                        SEE NOTES TO FINANCIAL STATEMENTS

Statement of Changes in Net Assets

                                                                                FOR THE YEAR          FOR THE YEAR
                                                                                    ENDED                 ENDED
                                                                              SEPTEMBER 30, 2004    SEPTEMBER 30, 2003
                                                                              ------------------    ------------------
Increase (Decrease) in Net Assets:
Operations:
Net investment income                                                         $       44,143,318    $       55,387,028
Net realized loss                                                                     (1,304,193)         (128,972,913)
Net change in unrealized depreciation                                                 65,142,684           215,489,199
                                                                              ------------------    ------------------
    Net Increase                                                                     107,981,809           141,903,314
Dividends to shareholders from net investment income                                 (50,367,369)          (57,986,988)
Net decrease from transactions in shares of beneficial interest                     (107,168,737)         (296,593,267)
                                                                              ------------------    ------------------
    Net Decrease                                                                     (49,554,297)         (212,676,941)
Net Assets:
Beginning of period                                                                1,165,812,700         1,378,489,641
                                                                              ------------------    ------------------
End of Period
(INCLUDING ACCUMULATED UNDISTRIBUTED NET INVESTMENT INCOME OF $2,542,599
AND $10,129,117, RESPECTIVELY)                                                $    1,116,258,403    $    1,165,812,700
                                                                              ==================    ==================

                        SEE NOTES TO FINANCIAL STATEMENTS

Statement of Cash Flows
FOR THE YEAR ENDED SEPTEMBER 30, 2004

Increase (Decrease) in Cash:
Cash Flows Provided by Operating Activities:
Net increase in net assets from operations                                             $     107,981,809
Adjustments to reconcile net increase in net assets from operations to net cash provided by operating
  activities:
    Purchases of investments                                                              (1,060,070,117)
    Principal repayments/sales of investments                                              1,191,703,756
    Net purchases of short-term investments                                                  (15,925,592)
    Decrease in receivables and other assets related to operations                               436,956
    Decrease in payables related to operations                                                   (39,137)
    Net loan fees received                                                                     2,316,511
    Amortization of loan fees received                                                        (3,621,200)
    Accretion of discounts                                                                      (540,921)
    Net realized loss on investments                                                           1,304,193
    Net change in unrealized depreciation on investments                                     (65,142,684)
    Transfer of cash to segregated account                                                      (750,000)
                                                                                       -----------------
    Net Cash Provided by Operating Activites                                                 157,653,574
                                                                                       -----------------
Cash Flows Used for Financing Activities:
Shares of beneficial interest sold                                                           103,406,753
Shares tendered                                                                             (232,387,373)
Dividends from net investment income (net of reinvested dividends of $21,385,565)            (29,588,391)
                                                                                       -----------------
    Net Cash Used for Financing Activities                                                  (158,569,011)
                                                                                       -----------------
Net Decrease in Cash                                                                            (915,437)
Cash Balance at Beginning of Year                                                              2,516,774
                                                                                       -----------------
Cash Balance at End of Year                                                            $       1,601,337
                                                                                       =================

                        SEE NOTES TO FINANCIAL STATEMENTS

MORGAN STANLEY PRIME INCOME TRUST

NOTES TO FINANCIAL STATEMENTS - SEPTEMBER 30, 2004

1. Organization and Accounting Policies
Morgan Stanley Prime Income Trust (the "Trust") is registered under the Investment Company Act of 1940, as amended, as a non-diversified, closed-end management investment company. The Trust's investment objective is to provide a high level of current income consistent with the preservation of capital. The Trust was organized as a Massachusetts business trust on August 17, 1989 and commenced operations on November 30, 1989.

The Trust offers and sells its shares to the public on a continuous basis. The Trustees intend, each quarter, to consider authorizing the Trust to make tender offers for all or a portion of its outstanding shares of beneficial interest at the then current net asset value of such shares.

The following is a summary of significant accounting policies:

A. Valuation of Investments -- (1) Certain senior collateralized loans ("Senior Loans") are valued based on quotations received from an independent pricing service; (2) Senior Loans for which quotations are unavailable are value based on prices received from an independent pricing service that are calculated pursuant to a derived pricing methodology. The derived pricing methodology calculates a price for a Senior Loan by incorporating certain market information, including a Senior Loan's credit rating and interest rate, and comparing such information to Senior Loans in similar industries for which market information is available; (3) all other Senior Loans are valued at their fair value in accordance with procedures established in good faith by the Trustees; (4) an equity portfolio security listed or traded on the New York or American Stock Exchange or other exchange is valued at its latest sale price prior to the time when assets are valued; if there were no sales that day, the security is valued at the mean between the last reported bid and asked price;
(5) an equity portfolio security listed or traded on the Nasdaq is valued at the Nasdaq Official Closing Price; if there were no sales that day, the security is valued at the mean between the last reported bid and asked price; (6) all other portfolio securities for which over-the-counter market quotations are readily available are valued at the mean between the last reported bid and asked price. In cases where a security is traded on more than one exchange, the security is valued on the exchange designated as the primary market; (7) when market quotations are not readily available or Morgan Stanley Investment Advisors Inc. (the "Investment Advisor") determines that the latest sale price, the bid price or the mean between the last reported bid and asked price do not reflect a security's market value, portfolio securities are valued at their fair value as determined in good faith under procedures established by and under the general supervision of the Trust's Trustees; and (8) short-term debt securities having a maturity date of more than sixty days at time of purchase are valued on a mark-to-market basis until sixty days prior to maturity and thereafter at amortized cost based on their value on the 61st day. Short-term debt securities having a maturity date of sixty days or less at the time of purchase are valued at amortized cost.

B. Accounting for Investments -- Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Realized gains and losses on security transactions are determined by the identified cost method. Dividend income and other distributions are recorded on the ex-dividend date. Discounts are accreted and premiums are amortized over the life of the respective securities. Interest income is accrued daily except where collection is not expected. When the Trust buys an interest in a Senior Loan, it may receive a commitment fee which is paid to lenders on an ongoing basis based upon the undrawn portion committed by the lenders of the underlying Senior Loan. The Trust accrues the commitment fee over the expected term of the loan. When the Trust sells an interest in a Senior Loan, it may be required to pay fees or commissions to the purchaser of the interest. Fees received in connection with loan amendments are accrued as earned.

C. Repurchase Agreements -- Pursuant to an Exemptive Order issued by the Securities and Exchange Commission, the Fund, along with other affiliated entities managed by the Investment Manager, may transfer uninvested cash balances into one or more joint repurchase agreement accounts. These balances are invested in one or more repurchase agreements and are collateralized by cash, U.S. Treasury or federal agency obligations. The Fund may also invest directly with institutions in repurchase agreements. The Fund's custodian receives the collateral, which is marked-to-market daily to determine that the value of the collateral does not decrease below the repurchase price plus accrued interest.

D. Senior Loans -- The Trust invests primarily in Senior Loans to Borrowers. Senior Loans are typically structured by a syndicate of lenders ("Lenders"), one or more of which administers the Senior Loan on behalf of the Lenders ("Agent"). Lenders may sell interests in Senior Loans to third parties ("Participations") or may assign all or a portion of their interest in a Senior Loan to third parties ("Assignments"). Senior Loans are exempt from registration under the Securities Act of 1933. Presently, Senior Loans are not readily marketable and are often subject to restrictions on resale.

Some of the Trust's Senior Loans are "Revolver Loans." For these loans, the Trust commits to provide funding up to the face amount of the loan. The amount drawn down by the borrower may vary during the term of the loan.

E. Federal Income Tax Policy -- It is the Trust's policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute substantially all of its taxable income to its shareholders. Accordingly, no federal income tax provision is required.

F. Dividends and Distributions to Shareholders -- Dividends and distributions to shareholders are recorded on the ex-dividend date.

G. Use of Estimates -- The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates.

2. Investment Advisory/Administration Agreements
Pursuant to an Investment Advisory Agreement with Morgan Stanley Investment Advisors Inc. (the "Investment Advisor"), the Trust pays an advisory fee, accrued daily and payable monthly, by applying the following annual rates to the net assets of the Trust determined as of the close of each business day: 0.90% to the portion of the daily net assets not exceeding $500 million; 0.85% to the portion of the daily net assets exceeding $500 million but not exceeding $1.5 billion; 0.825% to the portion of daily net assets exceeding $1.5 billion but not exceeding $2.5 billion; 0.80% to the portion of daily net assets exceeding $2.5 billion, but not exceeding $3 billion; and 0.775% to the portion of daily net assets in excess of $3 billion.

Pursuant to an Administration Agreement with Morgan Stanley Services Company Inc. (the "Administrator"), an affiliate of the Investment Advisor, the Trust pays an administration fee, calculated daily and payable monthly, by applying the annual rate of 0.25% to the Trust's daily net assets.

3. Security Transactions and Transactions with Affiliates
The cost of purchases and proceeds from sales/principal repayments of portfolio securities, excluding short-term investments, for the year ended September 30, 2004, aggregated $1,053,728,733 and $1,186,842,208 respectively.

Shares of the Trust are distributed by Morgan Stanley Distributors Inc. (the "Distributor"), an affiliate of the Investment Advisor and Administrator. Pursuant to a Distribution Agreement between the Trust, the Investment Advisor and the Distributor, the Investment Advisor compensates the Distributor at an annual rate of 2.75% of the purchase price of shares purchased from the Trust. The Investment Advisor will compensate the Distributor at an annual rate of 0.10% of the value of shares sold for any shares that remain outstanding after one year from the date of their initial purchase. Any early withdrawal charge to defray distribution expenses will be charged to the shareholder in connection with shares held for four years or less which are accepted by the Trust for repurchase pursuant to tender offers. For the year ended September 30, 2004, the Investment Advisor has informed the Trust that it received $620,000 in early withdrawal charges.

Morgan Stanley Trust, an affiliate of the Investment Advisor, Administrator and Distributor, is the Trust's transfer agent. At September 30, 2004, the Trust had transfer agent fees and expenses payable of approximately $10,200.

The Trust has an unfunded noncontributory defined benefit pension plan covering certain independent Trustees of the Trust who will have served as independent Trustees for at least five years at the time of retirement. Benefits under this plan are based on factors which include years of service and compensation. Aggregate pension costs for the year ended September 30, 2004 included in Trustees' fees and expenses in the Statement of Operations amounted to $7,249. At September 30, 2004, the Trust had an accrued pension liability of $59,640 which is included in accrued expenses in the Statement of Assets and Liabilities. On December 2, 2003, the Trustees voted to close the plan to new participants and eliminate the future benefits growth due to increases to compensation after July 31, 2003.

Effective April 1, 2004, the Trust began an unfunded Deferred Compensation Plan (the "Compensation Plan") which allows each independent Trustee to defer payment of all, or a portion, of the fees he receives for serving on the Board of Trustees. Each eligible Trustee generally may elect to have the deferred amounts credited with a return equal to the total return on one or more of the Morgan Stanley funds that are offered as investment options under the Compensation Plan. Appreciation/depreciation and distributions received from these investments are recorded with an offsetting increase/decrease in the deferred compensation obligation and do not affect the net asset value of the Trust.

4. Shares of Beneficial Interest
Transactions in shares of beneficial interest were as follows:

                                                                    SHARES           AMOUNT
                                                                 ------------   ----------------
Balance, September 30, 2002                                       172,189,710   $  1,894,698,153
Shares sold                                                         5,244,992         43,629,928
Shares issued to shareholders for reinvestment of dividends         2,916,298         23,799,631
Shares tendered (four quarterly tender offers)                    (44,607,234)      (364,022,826)
Reclassification due to permanent book/tax differences                     --           (270,480)
                                                                 ------------   ----------------
Balance, September 30, 2003                                       135,743,766      1,597,834,406
Shares sold                                                        11,663,401        103,833,071
Shares issued to shareholders for reinvestment of dividends         2,404,669         21,385,565
Shares tendered (four quarterly tender offers)                    (26,011,258)      (232,387,373)
                                                                 ------------   ----------------
Balance, September 30, 2004                                       123,800,578   $  1,490,665,669
                                                                 ============   ================

On October 28, 2004, the Trustees approved a tender offer to purchase up to 50 million shares of beneficial interest to commence on November 24, 2004.

5. Expense Offset
The expense offset represents a reduction of the custodian fees for earnings on cash balances maintained by the Trust.

6. Commitments and Contingencies
As of September 30, 2004, the Trust had unfunded loan commitments pursuant to the following loan agreements:

                                                              UNFUNDED
BORROWER                                                     COMMITMENT
--------                                                   -------------
BCP Crystal Holdings (Celenase AG)                         $     930,553
Centennial Cellular Operating Co.                              2,250,000
El Paso Corp.                                                  5,000,000
Federal Mogul Corp.                                              514,987
General Nutrition Centers, Inc.                                3,000,000
NexPak Corp.                                                     392,000
Outsourcing Solutions, Inc.                                      173,591
Venetian Casino Resort, LLC                                   10,636,364
                                                           -------------
                                                           $  22,897,495
                                                           =============

The total value of the security segregated for unfunded loan commitments was $22,980,105 plus cash of $750,000.

7. Federal Income Tax Status
The amount of dividends and distributions from net investment income and net realized capital gains are determined in accordance with federal income tax regulations which may differ from generally accepted accounting principles. These "book/tax" differences are either considered temporary or permanent in nature. To the extent these differences are permanent in nature, such amounts are reclassified within the capital accounts based on their federal tax-basis treatment; temporary differences do not require reclassification. Dividends and distributions which exceed net investment income and net realized capital gains for tax purposes are reported as distributions of paid-in-capital.

The tax character of distributions paid was as follows:

                                      FOR THE YEAR       FOR THE YEAR
                                         ENDED               ENDED
                                   SEPTEMBER 30, 2004  SEPTEMBER 30, 2003
                                   ------------------  ------------------
Ordinary income                      $  50,973,956        $ 57,853,501
                                     =============        ============

As of September 30, 2004, the tax-basis components of accumulated losses were as follows:

Undistributed ordinary income                      $      762,537
Undistributed long-term gains                                  --
                                                   --------------
Net accumulated earnings                                  762,537
Capital loss carryforward*                           (390,924,930)
Post-October losses                                    (4,665,383)
Temporary differences                                     578,157
Net unrealized appreciation                            19,842,353
                                                   --------------
Total accumulated losses                           $ (374,407,266)
                                                   ==============

*As of September 30, 2004, the Trust had a net capital loss carryforward of $390,924,930 of which $7,660,498 will expire on September 30, 2007, $5,233,092 will expire on September 30, 2009, $60,112,113 will expire on September 30, 2010, $206,184,990 will expire on September 30, 2011 and $111,734,237 will expire on September 30, 2012 to offset future capital gains to the extent provided by regulations.

As of September 30, 2004, the Trust had temporary book/tax differences primarily attributable to post-October losses (capital losses incurred after October 31 within the taxable year which are deemed to arise on the first business day of the Trust's next taxable year) and tax adjustments and book amortization of discounts on revolver loans and term loans held by the Trust and permanent book/tax differences attributable to tax adjustments on revolver loans sold by the Trust. To reflect reclassifications arising from the permanent differences, accumulated undistributed net investment income was charged and accumulated net realized loss was credited $1,362,467.

8. Legal Matters
On November 14, 2001, an alleged class action lawsuit was filed on behalf of certain investors in Morgan Stanley Prime Income Trust alleging that, during the period from November 1, 1998 through April 26, 2001, the Trust, its investment advisor and a related entity, its administrator, certain of its officers, and certain of its Trustees violated certain provisions of the Securities Act of 1933 and common law by allegedly misstating the Trust's net asset value in its prospectus, registration statement and financial reports. On November 8, 2002, the court denied defendants' motion to dismiss the complaint. Each of the defendants believes the lawsuit to be without merit and intends to vigorously contest the action. No provision has been made in the Trust's financial statements for the effect, if any, of such matters. On October 15, 2004 the parties entered into a Stipulation of Settlement to resolve the matter. Pursuant to the Stipulation of Settlement, the lead Plaintiff will file a notice (i) seeking preliminary approval of the Settlement Order, (ii) directing dissemination of a notice to the Class and (iii) requesting a fairness hearing.

The Investment Manager, certain affiliates of the Investment Manager, certain officers of such affiliates and certain investment companies advised by the Investment Manager or its affiliates, including the Trust, are named as defendants in a number of similar class action complaints which were recently consolidated. This consolidated action also names as defendants certain individual Trustees and Directors of the Morgan Stanley funds. The consolidated amended complaint generally alleges that defendants, including the Trust, violated their statutory disclosure obligations and fiduciary duties by failing properly to disclose (i) that the Investment Manager and certain affiliates of the Investment Manager allegedly offered economic incentives to brokers and others to recommend the funds advised by the Investment Manager or its affiliates to investors rather than funds managed by other companies, and (ii) that the funds advised by the Investment Manager or its affiliates, including the Trust, allegedly paid excessive commissions to brokers in return for their efforts to recommend these funds to investors. The complaint seeks, among other things, unspecified compensatory damages, rescissionary damages, fees and costs. The defendants have moved to dismiss the action and intend to otherwise vigorously defend it. While the Trust believes that it has meritorious defenses, the ultimate outcome of this matter is not presently determinable at this early stage of the litigation, and no provision has been made in the Trust's financial statements for the effect, if any, of this matter.

MORGAN STANLEY PRIME INCOME TRUST

FINANCIAL HIGHLIGHTS

Selected ratios and per share data for a share of beneficial interest outstanding throughout each period:

                                                                     FOR THE YEAR ENDED SEPTEMBER 30,
                                --------------------------------------------------------------------------------------------------
                                  2004      2003       2002      2001      2000      1999      1998      1997      1996      1995
                                --------  --------    -------  --------  --------  --------  --------  --------  --------  --------
Selected Per Share Data:
Net asset value,
 beginning of period            $   8.59  $   8.01    $  8.62  $   9.72  $   9.87  $   9.91  $   9.95  $   9.94  $   9.99  $  10.00
                                --------  --------    -------  --------  --------  --------  --------  --------  --------  --------
Income (loss) from
  investment operations:
 Net investment income              0.34      0.38       0.45      0.69      0.82      0.70      0.71      0.75      0.74      0.82
 Net realized and unrealized
  gain (loss)                       0.47      0.58      (0.64)    (1.11)    (0.16)    (0.05)    (0.03)        -     (0.04)     0.01
                                --------  --------    -------  --------  --------  --------  --------  --------  --------  --------
Total income (loss) from
 investment operations              0.81      0.96      (0.19)    (0.42)     0.66      0.65      0.68      0.75      0.70      0.83
                                --------  --------    -------  --------  --------  --------  --------  --------  --------  --------
Less dividends and
 distributions from:
 Net investment income             (0.38)    (0.38)     (0.42)    (0.68)    (0.81)    (0.69)    (0.72)    (0.74)    (0.75)    (0.81)
 Net realized gain                     -         -          -         -         -         -         -         -         -     (0.03)
                                --------  --------    -------  --------  --------  --------  --------  --------  --------  --------
Total dividends and
 distributions                     (0.38)    (0.38)     (0.42)    (0.68)    (0.81)    (0.69)    (0.72)    (0.74)    (0.75)    (0.84)
                                --------  --------    -------  --------  --------  --------  --------  --------  --------  --------
Net asset value,
 end of period                  $   9.02  $   8.59    $  8.01  $   8.62  $   9.72  $   9.87  $   9.91  $   9.95  $   9.94  $   9.99
                                ========  ========    =======  ========  ========  ========  ========  ========  ========  ========
Total Return+                       9.65%    12.31%     (2.30)%   (4.54)%    6.87%     6.72%     7.14%     7.78%     7.25%     8.57%
Ratios to Average Net
Assets:
Expenses                            1.32%     1.36%(1)   1.29%     1.20%     1.21%     1.22%     1.29%     1.40%     1.46%     1.52%
Net investment income               3.75%     4.45%      5.15%     7.53%     8.26%     7.02%     7.17%     7.53%     7.50%     8.11%
Supplemental Data:
Net assets, end of period,
 in millions                    $  1,116  $  1,166    $ 1,378  $  2,195  $  2,884  $  2,514  $  1,997  $  1,345  $    939  $    521
Portfolio turnover rate               94%       49%        27%       29%       45%       44%       68%       86%       72%      102%

----------
+ DOES NOT REFLECT THE DEDUCTION OF SALES CHARGE. CALCULATED BASED ON THE NET ASSET VALUE AS OF THE LAST BUSINESS DAY OF THE PERIOD. DIVIDENDS AND DISTRIBUTIONS ARE ASSUMED TO BE REINVESTED AT THE PRICES OBTAINED UNDER THE TRUST'S DIVIDEND REINVESTMENT PLAN.
(1)  DOES NOT REFLECT THE EFFECT OF EXPENSE OFFSET OF 0.01%.

                        SEE NOTES TO FINANCIAL STATEMENTS

MORGAN STANLEY PRIME INCOME TRUST

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Shareholders and Board of Trustees of Morgan Stanley Prime Income Trust:

We have audited the accompanying statement of assets and liabilities of Morgan Stanley Prime Income Trust (the "Trust"), including the portfolio of investments, as of September 30, 2004, and the related statements of operations and cash flow for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the ten years in the period then ended. These financial statements and financial highlights are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of September 30, 2004, by correspondence with the custodian and selling or agent banks; where replies were not received from selling or agent banks, we performed other auditing procedures. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Morgan Stanley Prime Income Trust as of September 30, 2004, the results of its operations and its cash flows for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the ten years in the period then ended, in conformity with accounting principles generally accepted in the United States of America.


Deloitte & Touche LLP
NEW YORK, NEW YORK
NOVEMBER 19, 2004

MORGAN STANLEY INVESTMENT MANAGEMENT PROXY VOTING POLICY AND PROCEDURES

I. POLICY STATEMENT

      INTRODUCTION -- Morgan Stanley Investment Management's ("MSIM") policies and procedures for voting proxies with respect to securities held in the accounts of clients applies to those MSIM entities that provide discretionary Investment Management services and for which a MSIM entity has the authority to vote their proxies. The policies and procedures and general guidelines in this section will be reviewed and, as necessary, updated periodically to address new or revised proxy voting issues. The MSIM entities covered by these policies and procedures currently include the following: Morgan Stanley Investment Advisors Inc., Morgan Stanley Alternative Investment Partners, L.P., Morgan Stanley AIP GP LP, Morgan Stanley Investment Management Inc., Morgan Stanley Investment Group Inc., Morgan Stanley Investment Management Limited, Morgan Stanley Investment Management Company, Morgan Stanley Asset & Investment Trust Management Co., Limited, Morgan Stanley Investment Management Private Limited, Morgan Stanley Investments LP, Morgan Stanley Hedge Fund Partners GP LP, Morgan Stanley Hedge Fund Partners LP, Van Kampen Investment Advisory Corp., Van Kampen Asset Management Inc., and Van Kampen Advisors Inc. (each a "MSIM Affiliate" and collectively referred to as the "MSIM Affiliates").

      Each MSIM Affiliate will vote proxies as part of its authority to manage, acquire and dispose of account assets. With respect to the MSIM registered management investment companies (Van Kampen, Institutional and Advisor Funds)(collectively referred to as the "MSIM Funds"), each MSIM Fund will vote proxies pursuant to authority granted under its applicable investment advisory agreement or, in the absence of such authority, as authorized by its Board of Directors or Trustees. A MSIM Affiliate will not vote proxies if the "named fiduciary" for an ERISA account has reserved the authority for itself, or in the case of an account not governed by ERISA, the Investment Management Agreement does not authorize the MSIM Affiliate to vote proxies. MSIM Affiliates will, in a prudent and diligent manner, vote proxies in the best interests of clients, including beneficiaries of and participants in a client's benefit plan(s) for which we manage assets, consistent with the objective of maximizing long-term investment returns ("Client Proxy Standard"). In certain situations, a client or its fiduciary may provide a MSIM Affiliate with a statement of proxy voting policy. In these situations, the MSIM Affiliate will comply with the client's policy unless to do so would be inconsistent with applicable laws or regulations or the MSIM Affiliate's fiduciary responsibility.

      PROXY RESEARCH SERVICES -- To assist the MSIM Affiliates in their responsibility for voting proxies and the overall global proxy voting process, Institutional Shareholder Services ("ISS") and the Investor Responsibility Research Center ("IRRC") have been retained as experts in the proxy voting and corporate governance area. ISS and IRRC are independent advisers that specialize in providing a variety of fiduciary-level proxy-related services to institutional investment managers, plan sponsors, custodians, consultants, and other institutional investors. The services provided to MSIM Affiliates include in-depth research, global issuer analysis, and voting recommendations. In addition to research, ISS provides vote execution, reporting, and recordkeeping. MSIM's Proxy Review Committee (see Section IV.A. below) will carefully monitor and supervise the services provided by the proxy research services.

      VOTING PROXIES FOR CERTAIN NON-US COMPANIES -- While the proxy voting process is well established in the United States and other developed markets with a number of tools and services available to assist an investment manager, voting proxies of non-US companies located in certain jurisdictions, particularly emerging markets, may involve a number of problems that may restrict or prevent a MSIM Affiliate's ability to vote such proxies. These problems include, but are not limited to: (i) proxy statements and ballots being written in a language other than English; (ii) untimely and/or inadequate notice of shareholder meetings; (iii) restrictions on the ability of holders outside the issuer's jurisdiction of organization to exercise votes; (iv) requirements to vote proxies in person, (v) the imposition of restrictions on the sale of the securities for a period of time in proximity to the shareholder meeting; and
(vi) requirements to provide local agents with power of attorney to facilitate the MSIM Affiliate's voting instructions. As a result, clients' non-U.S. proxies will be voted on a best efforts basis only, consistent with the Client Proxy Standard. ISS has been retained to provide assistance to the MSIM Affiliates in connection with voting their clients' non-US proxies.

II. GENERAL PROXY VOTING GUIDELINES

      To ensure consistency in voting proxies on behalf of its clients, MSIM Affiliates will follow (subject to any exception set forth herein) these Proxy Voting Policies and Procedures, including the guidelines set forth below. These guidelines address a broad range of issues, including board size and composition, executive compensation, anti-takeover proposals, capital structure proposals and social responsibility issues and are meant to be general voting parameters on issues that arise most frequently. The MSIM Affiliates, however, may vote in a manner that is contrary to the following general guidelines, pursuant to the procedures set forth in Section IV. below, provided the vote is consistent with the Client Proxy Standard.

III. GUIDELINES

A. MANAGEMENT PROPOSALS

   1. When voting on routine ballot items the following proposals are generally voted in support of management, subject to the review and approval of the Proxy Review Committee, as appropriate.

      -  Selection or ratification of auditors.

      -  Approval of financial statements, director and auditor reports.

      -  Election of Directors.

      - Limiting Directors' liability and broadening indemnification of Directors.

      - Requirement that a certain percentage (up to 66 2/3%) of its Board's members be comprised of independent and unaffiliated Directors.

      - Requirement that members of the company's compensation, nominating and audit committees be comprised of independent or unaffiliated Directors.

      - Recommendations to set retirement ages or require specific levels of stock ownership by Directors.

      -  General updating/corrective amendments to the charter.

      -  Elimination of cumulative voting.

      -  Elimination of preemptive rights.

      - Provisions for confidential voting and independent tabulation of voting results.

      - Proposals related to the conduct of the annual meeting except those proposals that relate to the "transaction of such other business which may come before the meeting."

   2. The following non-routine proposals, which potentially may have a substantive financial or best interest impact on a shareholder, are generally voted in support of management, subject to the review and approval of the Proxy Review Committee, as appropriate.

      CAPITALIZATION CHANGES

      - Capitalization changes that eliminate other classes of stock and voting rights.

      - Proposals to increase the authorization of existing classes of common stock (or securities convertible into common stock) if: (i) a clear and legitimate business purpose is stated; (ii) the number of shares requested is reasonable in relation to the purpose for which authorization is requested; and (iii) the authorization does not exceed 100% of shares currently authorized and at least 30% of the new authorization will be outstanding.

      - Proposals to create a new class of preferred stock or for issuances of preferred stock up to 50% of issued capital.

      -  Proposals for share repurchase plans.

      - Proposals to reduce the number of authorized shares of common or preferred stock, or to eliminate classes of preferred stock.

      -  Proposals to effect stock splits.

      - Proposals to effect reverse stock splits if management proportionately reduces the authorized share amount set forth in the corporate charter. Reverse stock splits that do not adjust proportionately to the authorized share amount will generally be approved if the resulting increase in authorized shares coincides with the proxy guidelines set forth above for common stock increases.

      COMPENSATION

      - Director fees, provided the amounts are not excessive relative to other companies in the country or industry.

      - Employee stock purchase plans that permit discounts up to 15%, but only for grants that are part of a broad based employee plan, including all non-executive employees.

      - Establishment of Employee Stock Option Plans and other employee ownership plans.

      ANTI-TAKEOVER MATTERS

      - Modify or rescind existing supermajority vote requirements to amend the charters or bylaws.

      - Adoption of anti-greenmail provisions provided that the proposal: (i) defines greenmail; (ii) prohibits buyback offers to large block holders not made to all shareholders or not approved by disinterested shareholders; and (iii) contains no anti-takeover measures or other provisions restricting the rights of shareholders.

   3. The following non-routine proposals, which potentially may have a substantive financial or best interest impact on the shareholder, are generally voted against (notwithstanding management support), subject to the review and approval of the Proxy Review Committee, as appropriate.

      - Capitalization changes that add classes of stock which substantially dilute the voting interests of existing shareholders.

      - Proposals to increase the authorized number of shares of existing classes of stock that carry preemptive rights or supervoting rights.

      -  Creation of "blank check" preferred stock.

      -  Changes in capitalization by 100% or more.

      - Compensation proposals that allow for discounted stock options that have not been offered to employees in general.

      - Amendments to bylaws that would require a supermajority shareholder vote to pass or repeal certain provisions.

      -  Proposals to indemnify auditors.

   4. The following types of non-routine proposals, which potentially may have a potential financial or best interest impact on an issuer, are voted as determined by the Proxy Review Committee.

      CORPORATE TRANSACTIONS

      - Mergers, acquisitions and other special corporate transactions (i.e., takeovers, spin-offs, sales of assets, reorganizations, restructurings and recapitalizations) will be examined on a case-by-case basis. In all cases, ISS and IRRC research and analysis will be used along with MSIM Affiliates' research and analysis, based on, among other things, MSIM internal company-specific knowledge.

      - Change-in-control provisions in non-salary compensation plans, employment contracts, and severance agreements that benefit management and would be costly to shareholders if triggered.

      - Shareholders rights plans that allow appropriate offers to shareholders to be blocked by the board or trigger provisions that prevent legitimate offers from proceeding.

      - Executive/Director stock option plans. Generally, stock option plans should meet the following criteria:

         (i)   Whether the stock option plan is incentive based;

         (ii) For mature companies, should be no more than 5% of the issued capital at the time of approval;

         (iii) For growth companies, should be no more than 10% of the issued capital at the time of approval.

      ANTI-TAKEOVER PROVISIONS

      -  Proposals requiring shareholder ratification of poison pills.

      - Anti-takeover and related provisions that serve to prevent the majority of shareholders from exercising their rights or effectively deter the appropriate tender offers and other offers.

B. SHAREHOLDER PROPOSALS

   1. The following shareholder proposals are generally supported, subject to the review and approval of the Proxy Review Committee, as appropriate:

      -  Requiring auditors to attend the annual meeting of shareholders.

      - Requirement that members of the company's compensation, nominating and audit committees be comprised of independent or unaffiliated Directors.

      - Requirement that a certain percentage of its Board's members be comprised of independent and unaffiliated Directors.

      -  Confidential voting.

      -  Reduction or elimination of supermajority vote requirements.

   2. The following shareholder proposals will be voted as determined by the Proxy Review Committee.

      -  Proposals that limit tenure of directors.

      -  Proposals to limit golden parachutes.

      - Proposals requiring directors to own large amounts of stock to be eligible for election.

      -  Restoring cumulative voting in the election of directors.

      - Proposals that request or require disclosure of executive compensation in addition to the disclosure required by the Securities and Exchange Commission ("SEC") regulations.

      -  Proposals that limit retirement benefits or executive compensation.

      -  Requiring shareholder approval for bylaw or charter amendments.

      - Requiring shareholder approval for shareholder rights plan or poison pill.

      -  Requiring shareholder approval of golden parachutes.

      -  Elimination of certain anti-takeover related provisions.

      -  Prohibit payment of greenmail.

   3. The following shareholder proposals are generally not supported, subject to the review and approval of the Committee, as appropriate.

      - Requirements that the issuer prepare reports that are costly to provide or that would require duplicative efforts or expenditures that are of a non-business nature or would provide no pertinent information from the perspective of institutional shareholders.

      - Restrictions related to social, political or special interest issues that impact the ability of the company to do business or be competitive and that have a significant financial or best interest impact to the shareholders.

      -  Proposals that require inappropriate endorsements or corporate actions.

IV. ADMINISTRATION OF PROXY POLICIES AND PROCEDURES

A. PROXY REVIEW COMMITTEE

   1. The MSIM Proxy Review Committee ("Committee") is responsible for creating and implementing MSIM's Proxy Voting Policy and Procedures and, in this regard, has expressly adopted them. Following are some of the functions and responsibilities of the Committee.

      (a) The Committee, which will consist of members designated by MSIM's Chief Investment Officer, is responsible for establishing MSIM's proxy voting policies and guidelines and determining how MSIM will vote proxies on an ongoing basis.

      (b) The Committee will periodically review and have the authority to amend as necessary MSIM's proxy voting policies and guidelines (as expressed in these Proxy Voting Policy and Procedures) and establish and direct voting positions consistent with the Client Proxy Standard.

      (c) The Committee will meet at least monthly to (among other matters): (1) address any outstanding issues relating to MSIM's Proxy Voting Policy and Procedures; and (2) generally review proposals at upcoming shareholder meetings of MSIM portfolio companies in accordance with this Policy and Procedures including, as appropriate, the voting results of prior shareholder meetings of the same issuer where a similar proposal was presented to shareholders. The Committee, or its designee, will timely communicate to ISS MSIM's Proxy Voting Policy and Procedures (and any amendments to them and/or any additional guidelines or procedures it may adopt).

      (d) The Committee will meet on an ad hoc basis to (among other matters):
          (1) authorize "split voting" (i.e., allowing certain shares of the same issuer that are the subject of the same proxy solicitation and held by one or more MSIM portfolios to be voted differently than other shares) and/or "override voting" (i.e., voting all MSIM portfolio shares in a manner contrary to the Procedures); (2) review and approve upcoming votes, as appropriate, for matters for which specific direction has been provided in Sections I, II, and III above; and (3) determine how to vote matters for which specific direction has not been provided in Sections I, II and III above. Split votes will generally not be approved within a single Global Investor Group team. The Committee may take into account ISS recommendations and the research provided by IRRC as well as any other relevant information they may request or receive.

      (e) In addition to the procedures discussed above, if the Committee determines that an issue raises a potential material conflict of interest, or gives rise to the appearance of a potential material conflict of interest, the Committee will designate a special committee to review, and recommend a course of action with respect to, the conflict(s) in question ("Special Committee"). The Special Committee may request the assistance of the Law and Compliance Departments and will have sole discretion to cast a vote. In addition to the research provided by ISS and IRRC, the Special Committee may request analysis from MSIM Affiliate investment professionals and outside sources to the extent it deems appropriate.

      (f) The Committee and the Special Committee, or their designee(s), will document in writing all of their decisions and actions, which documentation will be maintained by the Committee and the Special Committee, or their designee(s) for a period of at least 6 years. To the extent these decisions relate to a security held by a MSIM U.S. registered investment company, the Committee and Special Committee, or their designee(s), will report their decisions to each applicable Board of Trustees/Directors of those investment companies at each Board's next regularly Scheduled Board meeting. The report will contain information concerning decisions made by the Committee and Special Committee during the most recently ended calendar quarter immediately preceding the Board meeting.

      (g) The Committee and Special Committee, or their designee(s), will timely communicate to applicable PMs, the Compliance Departments and, as necessary to ISS, decisions of the Committee and Special Committee so that, among other things, ISS will vote proxies consistent with their decisions.

                        MORGAN STANLEY PRIME INCOME TRUST
                            PART C OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

(1) FINANCIAL STATEMENTS

                                                                                                      PAGE IN
                                                                                                     PROSPECTUS
                                                                                                     ----------
      (a)           Financial statements and schedules, included in Prospectus (Part A):

                    Financial highlights for the years ended September 30, 1995, 1996,
                    1997, 1998, 1999, 2000, 2001, 2002, 2003 and 2004                                         8

      (b)           Financial statements included in the Statement of Additional Information
                    (Part B):

                    Portfolio of Investments at September 30, 2004                                           27

                    Statement of Assets and Liabilities at September 30, 2004                                38

                    Statement of Operations for the year ended September 30, 2004                            38

                    Statement of Changes in Net Assets for the fiscal years ended
                    September 30, 2003 and September 30, 2004                                                39

                    Statement of Cash Flows at September 30, 2004                                            40

                    Notes to Financial Statements                                                            41

                    Financial highlights for the years ended September 30, 1995, 1996,
                    1997, 1998, 1999, 2000, 2001, 2002, 2003 and 2004                                        48

      (c)           Financial statements included in Part C:

                    None

(2) EXHIBITS:

      a. (i). Declaration of Trust of the Registrant, dated August 17, 1989, is incorporated by reference to Exhibit 2(a) of Post-Effective Amendment No. 1 to the Registration Statement on Form N-2, filed on December 28, 1995.

      (ii). Amendment, dated September 12, 1989, to the Declaration of Trust of the Registrant is incorporated by reference to
                    Exhibit 2(a) of Post-Effective Amendment No. 1 to the Registration Statement on Form N-2, filed on December 28, 1995.

      (iii). Amendment, dated September 28, 1989, to the Declaration of Trust of the Registrant is incorporated by reference to
                    Exhibit 2(a) of Post-Effective Amendment No. 1 to the Registration Statement on Form N-2, filed on December 28, 1995.

      (iv). Amendment, dated February 26, 1993, to the Declaration of Trust of the Registrant is incorporated by reference to
                    Exhibit 2(a) of Post-Effective Amendment No. 1 to the Registration Statement on Form N-2, filed on December 28, 1995.

      (v). Amendment, dated June 22, 1998, to the Declaration of Trust of the Registrant is incorporated by reference to Exhibit 1 to the Registration Statement on Form N-2, filed on November 20, 1998.

      (vi). Amendment, dated June 18, 2001, to the Declaration of Trust of the Registrant, is incorporated by reference to Exhibit 1(f) to the Registration Statement on Form N-2, filed on November 28, 2001.

      b. Amended and Restated By-Laws of the Registrant, dated April 24, 2003, is incorporated by reference to Exhibit 5 to the Registration Statement on Form N-2, filed on January 27, 2004.

      c.            Not applicable.

      d.            Not applicable.

      e.            Not applicable.

      f.            Not applicable.

      g. Amended Investment Advisory Agreement between the Registrant and Morgan Stanley Investment Advisors Inc., dated May 1, 1998, is incorporated by reference to Exhibit 7 to the Registration Statement on Form N-2, filed on November 20, 1998.

      h. (i). Distribution Agreement between the Registrant and Morgan Stanley Distributors Inc., dated May 31, 1997, is incorporated by reference to Exhibit 8 of Post-Effective Amendment No. 1 to the Registration Statement on Form N-2, filed on December 30, 1997.

      (ii). Selected Dealer Agreement between Morgan Stanley Distributors Inc. and Morgan Stanley DW Inc., dated January 4, 1993, is incorporated by reference to Exhibit 8 of Post-Effective Amendment No. 4 to the Registration Statement on Form N-2, filed on November 17, 1994.

      i. Amended and Restated Retirement Plan for Non-Interested Trustees or Directors, dated May 8, 1997, is incorporated by reference to Exhibit 9 of Post-Effective Amendment No. 1 to the Registration Statement on Form N-2, filed on November 24, 1999.

      j. (i). Custodian Agreement between The Bank of New York and the Registrant, dated September 20, 1991, is incorporated by reference to Exhibit 8 of Post-Effective Amendment No. 1 to the Registration Statement on Form N-2, filed on December 28, 1995.

      (ii). Amendment to the Custody Agreement, dated April 17, 1996, is incorporated by reference to Exhibit 8 to the Registration Statement on Form N-2, filed on December 30, 1996.

      (iii). Depositary Agreement between the Morgan Stanley Trust and the Registrant is incorporated by reference to Exhibit
                    (d)(2) of Schedule 13E-4, filed on November 24, 2004.

      (iv). Amendment dated June 15, 2001 to the Custody Agreement of the Registrant, is incorporated by reference to Exhibit 10(d) to the Registration Statement on Form N-2, filed on November 28, 2001.

      (v). Foreign Custody Manager Agreement between the Bank of New York and the Registrant, dated June 15, 2001, is incorporated by reference to Exhibit 10(e) to the Registration Statement on Form N-2, filed on November 28, 2001.

      k. (i). Amended and Restated Transfer Agency and Service Agreement between the Registrant and Morgan Stanley Trust, dated November 1, 2004, filed herein.

      (ii). Amended Administration Agreement between the Registrant and Morgan Stanley Services Company Inc., is incorporated by reference to Exhibit (c)(4) of Schedule 13E-4, filed on August 14, 1998.

      l. (i).       Opinion and Consent of Clifford Chance US LLP, filed herein.

      (ii).         Opinion of Dechert LLP, filed herein.

      m.            Not applicable

      n. Consent of Independent Registered Public Accounting Firm, filed herein.

      o.            Not applicable

      p.            Not applicable

      q.            Not applicable

      r. (i). Code of Ethics of Morgan Stanley Investment Management, filed herein.

      (ii).         Code of Ethics of the Morgan Stanley Funds, filed herein.

      Other. Powers of Attorney of Trustees, dated January 30, 2004, filed herein.

ITEM 25. MARKETING ARRANGEMENTS.

      Not Applicable

ITEM 26. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

      Not Applicable

ITEM 27. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH REGISTRANT.

      None

ITEM 28. NUMBER OF HOLDERS OF SECURITIES.

         (1)                                                       (2)
                                                        NUMBER OF RECORD HOLDERS
         TITLE OF CLASS                                    AT OCTOBER 31, 2004
         --------------                                 ------------------------
         Shares of Beneficial Interest                           42,321

ITEM 29. INDEMNIFICATION.

      Pursuant to Section 5.3 of the Registrant's Declaration of Trust and under
Section 4.8 of the Registrant's By-Laws, the indemnification of the Registrant's trustees, officers, employees and agents is permitted if it is determined that they acted under the belief that their actions were in or not opposed to the best interest of the Registrant, and, with respect to any criminal proceeding, they had reasonable cause to believe their conduct was not unlawful. In addition, indemnification is permitted only if it is determined that the actions in question did not render them liable by reason of willful misfeasance, bad faith or gross negligence in the performance of their duties or by reason of reckless disregard of their obligations and duties to the Registrant. Trustees, officers, employees and agents will be indemnified for the expense of litigation if it is determined that they are entitled to indemnification against any liability established in such litigation. The Registrant may also advance money for these expenses provided that they give their undertakings to repay the Registrant unless their conduct is later determined to permit indemnification.

      Pursuant to Section 5.2 of the Registrant's Declaration of Trust and paragraph 8 of the Registrant's Investment Advisory Agreement, neither the Investment Adviser nor any trustee, officer, employee or agent of the Registrant shall be liable for any action or failure to act, except in the case of bad faith, willful misfeasance, gross negligence or reckless disregard of duties to the Registrant.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer, or controlling person of the Registrant in connection with the successful defense of any action, suit or proceeding) is asserted against the Registrant by such trustee, officer or controlling person in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act, and will be governed by the final adjudication of such issue.

      The Registrant hereby undertakes that it will apply the indemnification provision of its by-laws in a manner consistent with Release 11330 of the Securities and Exchange Commission under the Investment Company Act of 1940, so long as the interpretation of Sections 17(h) and 17(i) of such Act remains in effect.

      Registrant, in conjunction with the Investment Adviser, Registrant's Trustees, and other registered investment management companies managed by the Investment Advisor, maintains insurance on behalf of any person who is or was a Trustee, officer, employee, or agent of Registrant, or who is or was serving at the request of Registrant as a trustee, director, officer, employee or agent of another trust or corporation, against any liability asserted against him and incurred by him or arising out of his position. However, in no event will Registrant maintain insurance to indemnify any such person for any act for which Registrant itself is not permitted to indemnify him.

ITEM 30. BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER

      See "Trust Management" in the Prospectus regarding the business of the investment adviser. The following information is given regarding officers of Morgan Stanley Investment Advisors Inc. ("Morgan Stanley Investment Advisors"). Morgan Stanley Investment Advisors is a wholly-owned subsidiary of Morgan Stanley & Co. Incorporated.

THE PRINCIPAL ADDRESSES ARE AS FOLLOWS:

MORGAN STANLEY SERVICES COMPANY INC. ("MORGAN STANLEY SERVICES")
c/o Morgan Stanley Trust, Harborside Financial Center, Plaza Two, Jersey City, New Jersey 07311

MORGAN STANLEY DISTRIBUTORS INC. ("MORGAN STANLEY DISTRIBUTORS")
MORGAN STANLEY DW INC. ("MORGAN STANLEY DW")
MORGAN STANLEY FUNDS
MORGAN STANLEY INVESTMENT ADVISORS
MORGAN STANLEY INVESTMENT MANAGEMENT
MORGAN STANLEY INVESTMENT MANAGEMENT INC.
MORGAN STANLEY INVESTMENT GROUP INC. ("MORGAN STANLEY INVESTMENT GROUP") 1221 Avenue of the Americas New York, New York 10020.

MORGAN STANLEY & CO. INTERNATIONAL LIMITED ("MORGAN STANLEY & CO.
INTERNATIONAL")
25 Cabot Square, London, England.

MORGAN STANLEY TRUST ("MORGAN STANLEY TRUST")
Harborside Financial Center, Plaza Two, Jersey City, New Jersey 07311.

        NAME AND POSITION WITH               OTHER SUBSTANTIAL BUSINESS, PROFESSION, VOCATION OR EMPLOYMENT,
  MORGAN STANLEY INVESTMENT ADVISORS           INCLUDING NAME, PRINCIPAL ADDRESS AND NATURE OF CONNECTION
---------------------------------------   ---------------------------------------------------------------------
Mitchell M. Merin                         President and Chief Operating Officer of Morgan Stanley Investment
President, Chief Executive Officer        Management; Chairman and Director of Morgan Stanley Distributors;
and Director                              Chairman and Director of Morgan Stanley Trust; President, Chief
                                          Executive Officer and Director of Morgan Stanley Services; President
                                          of the Morgan Stanley Retail Funds and the Institutional Funds;
                                          Director of Morgan Stanley Investment Management Inc.; Director of
                                          various Morgan Stanley subsidiaries; Trustee, President and Chief
                                          Executive Officer of the Van Kampen Open-End Funds; President and
                                          Chief Executive Officer of the Van Kampen Closed-End Funds.

Barry Fink                                Managing Director and General Counsel of Morgan Stanley Investment
Managing Director                         Management; Managing Director and Director of Morgan Stanley
and Director                              Services; Managing Director, Secretary, and Director of Morgan
                                          Stanley Distributors; Vice President of the Morgan Stanley Funds.

Ronald E. Robison                         Principal Executive Officer-Office of the Fund; Managing Director,
Managing Director, Chief                  Chief Administrative Officer and Director of Morgan Stanley Services;
Administrative Officer and                Chief Executive Officer and Director of Morgan Stanley Trust;
Director                                  Managing Director of Morgan Stanley Distributors; Executive Vice
                                          President and Principal Executive Officer of the Morgan Stanley
                                          Funds; Director of Morgan Stanley SICAV.

Joseph J. McAlinden                       Chief Investment Officer and Managing Director of Morgan Stanley
Managing Director and                     Investment Management Inc.; Director of Morgan Stanley Trust.
Chief Investment Officer

P. Dominic Caldecott                      Managing Director of Morgan Stanley Investment Management Inc. and
Managing Director                         Morgan Stanley Investment Management Limited; Vice President and
                                          Investment Manager of Morgan Stanley & Co. International.

Rajesh K. Gupta                           Managing Director and Chief Administrative Officer-Investments of
Managing Director and Chief               Morgan Stanley Investment Management Inc.
Administrative Officer-Investments

John B. Kemp, III                         President and Chief Executive Officer of Morgan Stanley Distributors.
Executive Director

Francis J. Smith                          Executive Director of Morgan Stanley Services; Vice President and
Executive Director                        Chief Financial Officer of the Morgan Stanley Funds.

ITEM 31. LOCATION OF ACCOUNTS AND RECORDS

      All accounts, books and other documents required to be maintained by
Section 31(a) of the Investment Company Act of 1940 and the Rules thereunder are maintained by the Investment Advisor at its offices, except records relating to holders of shares issued by the Registrant, which are maintained by the Registrant's Transfer Agent, at its place of business as shown in the prospectus.

ITEM 32. MANAGEMENT SERVICES

      Registrant is not a party to any such management-related service contract.

ITEM 33. UNDERTAKINGS

      The undersigned registrant hereby undertakes:

      (1) To file, during any period in which offer or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by section 10(a)(3) of the Act;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

      (2) That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to the initial bona fide offering thereof.

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and the State of New York on the 30th day of December, 2004.


                                        MORGAN STANLEY PRIME INCOME TRUST

                                         By:        /S/ AMY R. DOBERMAN
                                            ------------------------------------
                                                    Amy R. Doberman
                                                    VICE PRESIDENT

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

                       SIGNATURES                                TITLE                 DATE
                       ----------                                -----                 ----

(1)  Principal Executive Officer                      Chief Executive Officer and
                                                      President


By               /S/ RONALD E. ROBISON
   ------------------------------------------------
                 Ronald E. Robison                                                   12/30/04


(2)  Principal Financial Officer                      Chief Financial Officer


By                /S/ FRANCIS J. SMITH
   ------------------------------------------------
                  Francis J. Smith                                                   12/30/04


(3)  Majority of the Trustees


     Charles A. Fiumefreddo (Chairman)
     James F. Higgins


By                  /S/ BARRY FINK
   ------------------------------------------------
                    Barry Fink                                                       12/30/04
                    Attorney-in-Fact


     Michael Bozic              Joseph J. Kearns
     Edwin J. Garn              Michael E. Nugent
     Wayne E. Hedien            Fergus Reid
     Manuel H. Johnson


By               /S/ CARL FRISCHLING
   ------------------------------------------------
                 Carl Frischling                                                     12/30/04
                 Attorney-in-Fact

                        MORGAN STANLEY PRIME INCOME TRUST

                                  EXHIBIT INDEX

k. Amended and Restated Transfer Agency and Service Agreement, dated November 1, 2004

l. (i)    Opinion and Consent of Clifford Chance US LLP

(ii)      Opinion of Dechert LLP

n.        Consent of Independent Registered Public Accounting Firm

r. (i)    Code of Ethics of Morgan Stanley Investment Management

(ii)      Code of Ethics of the Morgan Stanley Funds

Other.    Powers of Attorney of Trustees, dated January 30, 2004